Exhibit 99.1

2021 Annual Report
TURQUOISE HILL

Shaft 2
Shaft 4
Cover page: Primary Crush 1

An aerial view of underground related surface infrastructure with Shaft 3 construction in the foreground.
Shaft 5
Shaft 3

Table of contents 4 Letter from the Chairman 6 Letter from the CEO 10 Company Profile 12 OperationalPerformance 14 2021 in Review 16 Sustainability 18 Sustainability Commitments 20 Policies 21 Environmental and Social Impact Assessment Management 22 At a Glance 24 Diversity and Inclusion 26 Health COVID-19 Response Occupational Health Programs Medical Preparedness and Response 32 Safety 36 Environment Water Domestic Power Waste Management Biodiversity Greenhouse Gas Emissions Land Management 54 Community Engagement 58 Responsible Governance Code of Business Conduct Board of Directors Board Composition Board Committees Human Rights Senior Leadership Team Oyu Tolgoi employees at the concentrator complex. 2 Turquoise Hill Resources Ltd. 2021 Annual Report

Letter from the Chairman Following the effort in 2021, early in 2022 we reached new agreements with the Government of Mongolia to enable the commencement of caving operations at OT. This action is an essential step in unlocking the full economic potential of OT. In addition, the Company completed a revised funding agreement with Rio Tinto which provides a clear plan to finance the Oyu Tolgoi underground development to the point of sustainable production, which is now expected to be in the first half of 2023. However, 2021 was not without its challenges. Mongolia was impacted by a COVID-19 outbreak in March that limited the ability of Oyu Tolgoi to maintain normal roster changes. The past year was a pivotal Our Oyu Tolgoi team worked in close collaboration with the Mongolian authorities to implement and maintain control one for Turquoise Hill measures to protect the health and well-being of its workers Resources Ltd. (“Turquoise as well as the local community. In the face of this, the team achieved another best-in-class All Injury Frequency Hill” or the “Company”), as Rate (AIFR) of 0.14. Considering the incremental challenges brought on by COVID-19, this is an outstanding we completed the technical achievement. requirements for the undercut With regard to the open-pit production, the Oyu Tolgoi team decision and continued was able to efficiently re-allocate the reduced workforce and as a result met the revised 2021 production guidance. discussions with the The devotion and skill of the OT employees maintained the key critical path items of underground development Government of Mongolia required to initiate the undercut and ramp-up to sustainable and Rio Tinto to remove production. There too, the team was able to accomplish this in spite of travel restrictions which constrained access to the remaining obstacles to expatriate specialist employees and consultants. initiating the undercut caving operations for the Oyu Tolgoi (OT) underground mine. 4 Turquoise Hill Resources Ltd. 2021 Annual Report

While Oyu Tolgoi contracts expatriate professionals The future for the Company looks bright. With the undercut and experts in rotating specialised roles, we have made now underway, we look forward to reaching the point of skills training and knowledge transfer initiatives for local sustained underground production. Once the underground Mongolian nationals a high priority. Structured professional reaches full production, Oyu Tolgoi will be one of the largest development programs are offered to ensure high potential copper mines in the world. It is a high-grade asset with a personnel are ready for leadership and subject matter expert long mine life and production costs projected to be among roles and many personnel have had the opportunity to the lowest in the industry. work at a number of Rio Tinto’s locations around the world. Moreover, Oyu Tolgoi LLC makes an annual contribution of During 2021, the Company maintained an excellent safety US$5 million to the Gobi Oyu Development Support Fund record, met our revised production guidance and kept (“DSF”), an independent fund that supports sustainable the critical elements of the underground development community development. Since its creation in September project on track. On behalf of the Board, I want to thank 2015, the DSF has invested US$32.9 million, including our management team and employees for their continued US$5.7 million in 2021. commitment to delivering the full potential of OT for the benefit of Mongolia, our stakeholders, and our shareholders. We are proud of the progress we have made on sustainability, community, diversity and inclusion initiatives. As of December 31, 2021, 53% of employees at the Sincerely, Company’s corporate office identify as female, and 47% of the management and executive teams identify as female. Our Ulaanbaatar based exploration team is comprised entirely of Mongolian personnel and overall over 96% of Oyu Tolgoi’s workforce are Mongolian nationals. R. Peter Gillin Oyu Tolgoi was designed as one of the most water-efficient mines in the world. The mine water comes from a deep and saline aquifer and has no impact on the supply of drinkable water in the region. Water used at the mine is continuously recycled at an average rate of 88.3% . 2021 was also a year of management changes. In March, Ulf Quellmann resigned and we recruited Steve Thibeault as interim CEO. Mr. Thibeault previously served as the Company’s Chief Financial Officer from 2014 to 2017. Mr. Thibeault worked to advance the negotiations with the Government of Mongolia and Rio Tinto resulting in the successful agreements with the Government of Mongolia and a revised funding plan with Rio Tinto. A Special Committee of the Board’s independent directors was closely involved in overseeing negotiations and recommended the final terms of the agreements for approval by the Board. The diligence and creativity the team demonstrated was crucial to achieving these major milestones. Turquoise Hill Resources Ltd. 2021 Annual Report 5

Letter from the CEO In early 2021 the Turquoise Hill Board approached me to take on the role of Interim CEO of Turquoise Hill with the stated objective of working with the Government of Mongolia and Rio Tinto to move the Oyu Tolgoi underground mine into production. As I had been the CFO of Turquoise Hill from 2014 – 2017, I was well aware of the massive upside for all stakeholders in bringing the underground into production, and welcomed the opportunity to once again work on behalf of Turquoise Hill shareholders to unlock the benefits of the Oyu Tolgoi underground mine. Shortly after my return to Turquoise Hill, the COVID-19 outbreak in Mongolia reached Oyu Tolgoi. This necessitated a significant slowdown of the underground operations to allow us to recalibrate how to continue to advance Oyu Tolgoi while protecting the health, safety and well-being of our employees and the neighbouring community in the face of the incremental challenges presented by the pandemic. I am extremely proud of how the Oyu Tolgoi team adapted to the many COVID-19 related restrictions and kept the underground development moving forward. Safety performance and COVID-19 response The health of safety of our people and neighbouring communities remains our first priority. Oyu Tolgoi’s safety performance has steadily improved since 2013, and Turquoise Hill is proud to rank among the safest operators in our sector. This trend continued in 2021, with an All Injury Frequency Rate (AIFR) of 0.14 per 200,000 hours worked at the Oyu Tolgoi mine site, the best full-year AIFR the site has achieved. Since the initial outbreak of the COVID-19 pandemic in 2020, Turquoise Hill has worked closely with the Mongolian authorities to protect the health and safety of all its employees and the wider community, and maintained strict safety controls and public health protocols at our operations. The precautionary measures instituted by Oyu Tolgoi included a rigorous vaccination program, extensive rapid testing, social distancing practices and mandatory wearing of masks. We continue to adapt to the ever-changing requirements that are needed to manage this pandemic. 6 Turquoise Hill Resources Ltd. 2021 Annual Report

Production review
The lockdowns imposed by the Mongolian government in response to the 2021 COVID-19 outbreak limited our ability to maintain normal roster levels at site, and resulted in major reductions in our workforce at site from March onward. During the second quarter our personnel numbers were at times less than 25% of planned requirements, and in the third quarter averaged only 50% of planned requirements. Despite the significant impact of these workforce shortages in 2021, our crews ended the year within our revised guidance range for both copper and gold production, with production of approximately 163,000 tonnes of copper (vs. guidance of 150,000-180,000 tonnes) and approximately 468,000 ounces of gold (vs. guidance of 400,000-480,000 ounces).
Underground Development
Underground development was also significantly impacted by the COVID-19 constraints on-site and in Mongolia, including restrictions on movement of both domestic and international expertise.
In spite of these constraints, by July 2021 our underground development team had resolved all the technical criteria necessary for the start of the undercut - the commencement of blasting to start underground mine production, and a critical step to unlocking the value potential of the underground mine. Following the resolution of all outstanding non-technical issues with the Government of Mongolia, blasting of the undercut began in January 2022 which brought the underground mine officially into production.
Key approvals clear the path to the future
During 2021 we faced a number of challenges including rebuilding our relationship with the Government of Mongolia, resolving the outstanding issues to allow us to initiate the underground production, securing a long-term power agreement for Oyu Tolgoi, and negotiating a funding arrangement with Rio Tinto to fully fund the underground development. In December 2021, the Parliament of Mongolia approved a resolution (“Resolution 103”) that allowed the Government of Mongolia, Turquoise Hill and Rio Tinto to finalise new agreements and approvals in January 2022, which was followed by the Oyu Tolgoi LLC Board of Directors unanimously approving the commencement of the undercut, opening the next chapter in the history of Oyu Tolgoi.
In addition, Turquoise Hill and Rio Tinto agreed to a comprehensive and binding, amended funding arrangement that provides a pathway forward to address Turquoise Hill’s estimated funding requirements, while Oyu Tolgoi LLC signed an Electricity Supply Agreement to provide Oyu Tolgoi with a long-term source of power.
Benefits to Mongolia
Since 2010, Oyu Tolgoi has invested over US$13 billion in Mongolia, the largest foreign investment in the country to date. 96% of our employees are Mongolian nationals, and we have committed over
79% of Oyu Tolgoi underground direct project contract and procurement packages to Mongolian companies. Contributions to the Gobi Oyu Development Support Fund have sponsored 304 sustainable development projects and programs, and among other benefits to the local communities, have resulted in the creation of over 480 permanent jobs and scholarships for 324 students. We also remain committed to responsible mining. Our dedication to running a sustainable operation covers a wide range of criteria, but a good example is water - a pressing issue in the water-stressed Gobi region. Oyu Tolgoi was designed as one of the most water-efficient mines in the world, using less than one-third the average of water per tonne of ore processed for similar mines.
Building a once-in-a-generation mine
It has been an honour to work among such a skilled and committed team, whose achievements in an unusually challenging year have been nothing short of remarkable. It is also gratifying to leave the Company knowing that we have completed what was set out to be done, with a successful conclusion to negotiations with the Government of Mongolia, the commencement of undercut blasting and initial underground production, and agreement on a clear funding plan for the underground development.
These accomplishments set the stage for completing the construction of a once-in-a-generation mine that will create long-term value for shareholders and the people of Mongolia.
In closing, thanks to the Board, my fellow employees, our partners, and shareholders for your support over the past year. I join all our stakeholders in looking forward to a very exciting future at Oyu Tolgoi.
Steve Thibeault
Turquoise Hill Resources Ltd. 2021 Annual Report 7

Civil works supporting underground booster fan installation.

Civil works supporting underground booster fan installation.

Company Profile
Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property.
The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity. Oyu Tolgoi is one of the world’s largest new copper-gold mines and is located in the South Gobi region of Mongolia, approximately 550 kilometres south of the capital, Ulaanbaatar, and 80 kilometres north of the Mongolia-China border.
10 Turquoise Hill Resources Ltd. 2021 Annual Report

Oyu Tolgoi Open Pit Mine - a world-class copper and gold mine in operation since 2012. In 2021, 106 Mt of material was moved by the open pit operation’s team. Consisting of four known mineralized deposits, the first of those (the Oyut deposit) was put into production as an open-pit operation in 2013. The upper portion of a second deposit, Hugo North is currently under development as Lift 1. Potential future developments include Hugo North Lift 2 as well as two other identified mineral resources, Hugo South and Heruga. When the Hugo North (Lift One) underground reaches peak production, Oyu Tolgoi is expected to be one of the world’s largest copper mines. Turquoise Hill Resources Ltd. 2021 Annual Report 11

Operational Performance In 2021, Oyu Tolgoi continued to progress and deliver important milestones for the underground mine development and make a significant contribution to the Mongolian economy, passing US$13.4 billion of in-country spend. As of December 31, 2021, over 96% of Oyu Tolgoi’s workforce of 14,400 were Mongolian. Copper production for 2021 of 163 thousand tonnes was within the Company’s revised guidance of 150 – 180 thousand tonnes, while gold production of 468 thousand ounces was at higher end of the Company’s revised guidance. Production of Copper in Concentrates (‘000 tonnes) 157.4 159.1 163.0 146.3 149.6 2017 2018 2019 2020 2021 Production of Gold in Concentrates (‘000 ounces) 468 285 242 182 114 2017 2018 2019 2020 2021 Ore treated in 2021 was slightly lower than 2020 due to the processing of harder ore. Over the last four years, Oyu Tolgoi has consistently exceeded the concentrator’s name-plate capacity of approximately 100,000 tonnes of ore processed per day. Ore Treated (‘000 tonnes) 41,177 40,777 40,200 38,738 39,124 2017 2018 2019 2020 2021 12 Turquoise Hill Resources Ltd. 2021 Annual Report

Average Daily Concentrator Rate (‘000 tonnes per day) 112.8 111.7 109.8 106.1 107.2 2017 2018 2019 2020 2021 Revenue of $1,971 milion in 2021 increased 82.8% over 2020 due to higher production with the scheduled move into higher-grade areas of Phase 4B and higher average prices for copper and gold. Revenue ($ in millions) 1,971 1,180 1,166 1,078 940 2017 2018 2019 2020 2021 Cash generated from operating activities before interest and tax of $1,210.8 million in 2021 increased 226.2% over 2020, which was mainly driven by higher revenue. Operating Cash Flow ($ in millions) 1,210.8 325.8 363.0 341.7 371.2 2017 2018 2019 2020 2021 Total operating cash costs1 of $874.8 million in 2021 increased 17.0% over 2020, driven by higher royalty costs from increased sales revenue, additional COVID-19 related costs and higher consumption and power costs, partially offset by lower power study costs. Total Operating Cash Costs1 ($ in millions) 874.8 817.1 774.5 747.9 711.6 2017 2018 2019 2020 2021 C1 cash costs of $0.22 per pound of copper produced2 in 2021 decreased 84.8% over 2020, primarily driven by the impact of higher gold credits due to the higher gold revenue in 2021. All-in sustaining costs of $0.87 per pound of copper produced2 in 2021 decreased 55.2% over 2020, impacted by the same factors as C1 cash costs1 offset by a 40.7% increase in open pit sustaining capital expenditure. C1 and All-In Sustaining Costs per pound of copper produced2 1.94 2.39 2.20 2.08 1.92 1.45 1.59 0.87 1.37 0.22 2017 2018 2019 2020 2021 C1 AISC Note: (1) Total operating cash costs is a non-GAAP financial measure which is not a standardised financial measure and is not intended to replace measures prepared in accordance with IFRS. Please refer to the Non-GAAP and Other Financial Measures section of the Company’s MD&A for the year ended December 31, 2021. (2) C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to the Non-GAAP and Other Financial Measures section of the Company’s MD&A for the year ended December 31, 2021. Turquoise Hill Resources Ltd. 2021 Annual Report 13

in Review 2021 A Breakthrough Year for Turquoise Hill Turquoise Hill made significant progress in moving forward the underground production in 2021. Highlights included a renewed partnership with the Government of Mongolia and an agreement with Rio Tinto on a funding plan to complete the Oyu Tolgoi underground mine. This funding plan was later revised to align with the terms of the new agreements with the Government of Mongolia and with the provisions of Resolution 103 passed by the Parliament of Mongolia, in December 2021. Subsequently, the Oyu Tolgoi LLC (“OT LLC”) board of directors, on January 24, 2022, approved the blasting of the undercut to start underground production. The OT underground mine is on track to achieve sustainable production in the first half of 2023. Revised Guidance Met Another notable achievement in 2021 was that, despite the many challenges caused by COVID-19, the OT team suceeded in meeting its revised production guidance. This was no small accomplishment since at times during the year manning levels at site were as much as 75% below plan. The OT team creatively redeployed the workforce to sustain production while keeping the underground development moving forward. Safety Safety is the Company’s number one priority and OT’s All Injury Frequency Rate (AIFR) was 0.14 per 200,000 hours worked at the Oyu Tolgoi mine site, the best full-year AIFR the site has achieved. Consistent with the Company’s commitment to health and safety, OT implemented strict COVID-19 protocols and launched a comprehensive vaccination campaign. At year-end 2021, all OT employees had been double vaccinated and a third round of vaccinations was underway. Underground Development The Company had met all the technical criteria necessary to initiate caving operations by July 2021. Critical underground infrastructure to support sustainable production by H1 2023 remained on schedule with the breakthrough of the service decline and the Material Handling System 1 (“MHS1”) construction completed and commissioned. Construction of the first on-footprint truck chute is well advanced and is scheduled to be commissioned during February 2022. Following progress in negotiations with the Government of Mongolia, all undercut readiness criteria were considered to be achieved on January 24, 2022. Subsequently, on January 25, 2022, a ceremony was held at the mine site to coincide with the commencement of undercutting. A Clear Path to a World Class Mine At its peak, the OT mine is forecast to be the fourth largest copper mine in the world. It is expected to be a large-scale producer and one of the lowest cost mines in its sector. The mine will generate significant benefits for the Company’s shareholders and economic and employment benefits for Mongolia for years to come. Bags of Oyu Tolgoi copper-gold concentrate ready to be loaded onto trucks for transportation to customers 14 Turquoise Hill Resources Ltd. 2021 Annual Report

PRODUCT
OF
MONGOLIA

39 Mt
Ore milled

163 Kt
Copper produced

468 Koz
Gold produced

39 Mt
Ore milled
163 Kt
Copper produced
468 Koz
Gold produced

Sustainability

Oyu Tolgoi personnel walking through the concentrator complex with SAG mills in the background.

Sustainability Commitments Turquoise Hill is committed to unlocking the Oyu Tolgoi project as being developed by Oyu Tolgoi LLC’s full potential and advancing value for our investors, the Government of Mongolia and the people of Mongolia. To achieve this, we are committed to: • Conducting our business in a safe, sustainable and environmentally responsible manner; • Minimising and mitigating the mine’s operational impact on the environment; • Respecting and supporting the dignity, well-being and rights of our employees, their families and the communities in which we operate; and • Building enduring relationships with these communities while respecting and acknowledging the unique and important interest that Indigenous peoples have in the land, waters and environment, as well as their history, cultures and traditions. Turquoise Hill has delegated the day-to-day management responsibility over how Environmental, Social and Governance (ESG) issues are operationally managed at Oyu Tolgoi to our world-class project manager, Rio Tinto, however, Turquoise Hill maintains oversight over all relevant governance issues. Oyu Tolgoi is also committed to minimising and mitigating the mine’s operational impact on the environment while continuing to uphold the highest environmental standards and drawing on the advice of environmental experts as well as local communities. Since 2010, Oyu Tolgoi has developed a Health, Safety and Environmental management system in compliance with ISO 14001 Environmental and OHSAS 18001 Occupational Health and Safety management standards. Oyu Tolgoi was independently audited and received certification on these standards in 2013 and again in 2018. In 2020, Oyu Tolgoi was awarded the Copper Mark – the first and only program for responsible production in the copper industry. As part of this program, Oyu Tolgoi has also made a series of commitments about the way it operates, how it contributes to Mongolia’s society and economy, and how it manages environmental impacts. These commitments are underpinned by a number of policies, procedures and an approach which recognizes that Oyu Tolgoi has a role to play in supporting the long-term development of Mongolia and sustainable supply chains. Copper Mark participant sites are re-assessed every three years against updated criteria. Oyu Tolgoi plans re-assessment by Q2 2022. Oyu Tolgoi is currently pursuing the International Council of Mining and Metals (ICMM) validation by meeting the Mining Principles of ICMM. It plans to complete the independent assurance and validation process by Q3 2022. With their strong focus on sustainability performance, including environment, health and safety, due diligence, governance and social performance, Oyu Tolgoi will continue to pursue the highest standards of the Copper Mark and ICMM validation. 18 Turquoise Hill Resources Ltd. 2021 Annual Report

Originally developed by the International Copper Association (ICA) with inputs from a broad range of stakeholders, including customers, NGOs and producers, the Copper Mark is now an independent entity with a multi-stakeholder council. In order to qualify, Oyu Tolgoi successfully met over 30 criteria for responsible ESG operating practices. Herders in the Gobi Desert, Umnugobi Turquoise Hill Resources Ltd. 2021 Annual Report 19

Policies
Turquoise Hill is dedicated to performing our duties in a safe, sustainable and environmentally responsible manner.
Turquoise Hill’s Health, Safety, Environment and Communities (“HSEC”) Policy affirms its commitment to protecting the environment and to safeguarding the health, safety and welfare of people affected by it or its subsidiaries, including employees, contractors and communities in which we operate.
Khongoryn Els sand dunes in the extreme south of the Gobi Desert
20 Turquoise Hill Resources Ltd. 2021 Annual Report

Environmental and Social Impact Assessment Management In 2012, as part of project finance requirements, Oyu Tolgoi undertook an independently-performed comprehensive Environmental and Social Impact Assessment (ESIA). The process involved consultations with local and regional authorities, local businesses, community organizations and local community representatives. The study provided an evaluation of both the direct and indirect impacts of Oyu Tolgoi’s operations and project on the society, economy and environment in Mongolia. It described how Oyu Tolgoi expects to minimise and manage the mine’s environmental and social impact as well as maximizing positive benefits over the mine’s life. It also demonstrated a process to ensure local communities are consulted in decisions to be made throughout the life of Oyu Tolgoi’s operation. The first ESIA, which provides the project baseline, was published in 2013 showing a 91% compliance rate and 26 non-conformances. Subsequent audits have shown improved compliance rates with only two non-material non-conformances of the lowest category outstanding in the latest 2021 audit. In 2021 a water audit was completed per agreement requirements. The last bi-annual Mongolian environmental law and regulation audit was completed in 2020 with all environmental activities of Oyu Tolgoi found to be in compliance with relevant national legislation. Oyu Tolgoi continues to engage with various stakeholders regarding areas that are of heightened community concern. Environmental monitoring in Khanbogd soum 21 Turquoise Hill Resources Ltd. 2021 Annual Report

At a Glance Turquoise Hill 53% office identify as female, and 47% ofof employees at the Company’s corporate the management and executive teamsidentify as female. From 2014 to 2020, 149 exploration wells had been sealed, rehabilitated and handed over to the local government and the Galba Oosh Dolood Gobi Basin Administration. Turquoise Hill, through its wholly owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration program in Mongolia on licenses that are not part of Oyu Tolgoi. Turquoise Hill delivered hay to 32 Khanbogd herder families. OyuTolgoi Oyu Tolgoi was designed as one of the most water-efﬁcient mines in the world. Over 96% of Oyu Tolgoi’s workforce is Mongolian, of which 22% are from the neighbouring communities in Umnugobi province. Oyu Tolgoi’s best-in-class All Injury Frequency Rate (AIFR) is 0.14 per 200,000 hours worked. Oyu Tolgoi has reached US$13.4 billion in total in-country spend since 2010, marking the largest foreign investment in the country to date. Oyu Tolgoi has committed over 79% of underground direct project contract and procurement packages to Mongolian companies. 22 Turquoise Hill Resources Ltd. 2021 Annual Report

Оюу
Толгой
MSA

Oyu Tolgoi employee
at the tailings thickener

Oyu Tolgoi employee at the tailings thickener

Diversity and Inclusion At Turquoise Hill, we recognize the benefits of promoting diversity, both within the Company and at the level of the Board of Directors. We believe that we are more than just a collection of individuals, and we celebrate bringing together a diverse range of perspectives, experiences and expertise. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills and experience is critical to our success. At the Company’s corporate office, 53% of employees identify as female, and 47% of the management and executive teams identify as female. Our Ulaanbaatar based Exploration Team is comprised entirely of Mongolian personnel. By bringing together people from diverse backgrounds and giving each person the opportunity to contribute their skills, experiences and perspectives, we believe that we are better able to develop solutions to challenges and deliver sustainable value to our stakeholders. We recognize the importance of diversity at all levels of our organization and decision-making process. We believe having diverse backgrounds, skills, and experiences nurtures creative thinking. We are committed to building a workplace where our employees feel valued, where their opinions matter, and where they can advance their careers in a safe and respectful environment. Construction Supervisor at conveyor 2005 24 Turquoise Hill Resources Ltd. 2021 Annual Report

Materials Handling System 1 includes conveyor 2005 which is
1.4 kilometres long
and transports ore from the footprint to Shaft 2 for hoisting to the surface

Health Turquoise Hill complies with Rio Tinto-wide occupational health standards and Mongolian occupational health regulations to improve the identification and management of health risks. Rio Tinto performance standards are integrated with HSEC management systems to ensure consistent application across the Project. Quarterly Hours Worked (Hours Worked (‘000)) COVID-19 Response Turquoise Hill continues to remain vigilant in the ght against COVID-19 and to monitor the evolving situation. We continue to take the necessary steps to ensure that our global employees are protected, while adhering with local governmental guidelines. Due to the unprecedented and ongoing nature of the pandemic and the fact that response to the pandemic is evolving in real time, estimates of the overall economic impact remain inherently uncertain at this time. Effects of COVID-19 were felt significantly from late Q1 2021 through to early Q4 2021. The reduced site workforce in 2021 led to reduced progress in the stripping of the next open pit work area, Phase 5, as well as reduced progress on underground development construction work fronts, particularly those reliant on a higher proportion of out-of-country workers, such as shaft sinking activities. 7,833 7,149 7,277 7,093 6,528 6,445 5,804 4,973 Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 Q3’21 Q4’21 COVID-19 related restrictions continued to impact availability on personnel on site during 2021. 26 Turquoise Hill Resources Ltd. 2021 Annual Report

Oyu Tolgoi LLC continues to comply with the Government of Mongolia directives and is working closely with the Mongolian authorities to prioritize the health and safety of its employees and the community in which it operates. Since the onset of the pandemic, Oyu Tolgoi LLC put in place strict controls to minimise the COVID-19 risks at site and to manage cases as they arise. Onsite COVID-19 controls include social distancing practices, mandatory wearing of masks, hand washing and temperature measurements in high traffic areas. Four rapid testing screening hubs have been implemented to monitor the exposure of the workforce to COVID-19.
Turquoise Hill and Oyu Tolgoi are focused on the health, safety and well-being of our employees and contractors amid the restrictions on domestic and international travel and will continue to rotate employees when safe to do so.
Turquoise Hill Resources Ltd. 2021 Annual Report 27

Occupational Health Turquoise Hill’s approach to managing occupational illness is focused on taking proactive measures and implementing strong occupational surveillance programs coupled with controls to minimise occurrences of illnesses that may develop as a result of conditions and exposures in the workplace, and is demonstrated through: • Understanding and assessing employees’ workplace exposure hazards; • Identifying individuals and work tasks with the highest occupational illness risks; • Implementing occupational hygiene surveillance programs; and • Using surveillance data as the foundation for implementing best prevention and mitigation strategies. OyuTolgoi’s SOS Medical Centre, Oyu Tolgoi These control procedures may include the substitution of harmful or toxic materials with less dangerous ones, changing of work processes to minimise work exposure, installation of exhaust ventilation systems, good housekeeping and the provision of proper personal protective equipment. 28 Turquoise Hill Resources Ltd. 2021 Annual Report

Programs In collaboration with its health service provider, International SOS, HR and Training Department, Oyu Tolgoi LLC conducts health and hygiene awareness training and programs and runs campaigns addressing health related matters, including programs directed at mental health, wellbeing, and infectious disease, the Employee Assistance Program and seasonal flu vaccination and COVID-19 booster campaigns. These programs are developed reflecting public health risks in Mongolia and the results of studies of the Oyu Tolgoi population. These initiatives greatly increase knowledge of health issues at Oyu Tolgoi. Individuals with underlying health conditions are identified and provided with support. Health topics share the spotlight in the monthly HSEC themes, and healthy meal choices are provided on site. Other activities, such as the accessible gym and cinema, have been impacted by the ongoing global pandemic. OyuTolgoi on-the-job training for underground employees and contractors Medical Preparedness and Response Due to the remoteness of the Oyu Tolgoi site, it is important to ensure our employees and contractors have access to timely emergency medical services. In addition to Oyu Tolgoi LLC’s dedicated Emergency Response Team, it also maintains an onsite medical facility managed by International SOS that provides a range of services, including: • 24/7 medical clinic access and services; • Internationally-trained expatriate and local doctors; • A fully-equipped emergency room with resuscitation and monitoring areas; • Adherence to Advanced Cardiac Life Support standards; • In-house diagnostics; • Medical evacuation services; and • COVID-19 treatment services. Medical care provided to employees at the Oyu Tolgoi mine site Turquoise Hill Resources Ltd. 2021 Annual Report 29

Sporting Complex, Oyu Tolgoi

Safety At Oyu Tolgoi, the safety and health of those on site are our first priority. With risk identification and control at its core, safety systems extend from inductions and training to major facility engineering audits. Some types of mining environments increase the complexity of managing safety, which reinforces the need for a comprehensive safety management system. 5-year AIFR* Results at Oyu Tolgoi (Per 200,000 hour worked) 0.27 0.16 0.16 0.15 0.14 2017 2018 2019 2020 2021 *The All Injury Frequency Rate (AIFR) is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. The integrated safety system at Oyu Tolgoi LLC leverages comprehensive safety standards covering our specific workplaces and is supported by assurance program. There is a strong focus on risk assessment and controls to prevent accidents. Systems are designed to prevent low-probability but high-consequence events that can cause fatalities as well as reducing and preventing injuries. Oyu Tolgoi’s safety performance is underpinned by a rigorous approach to safety consisting of the following areas: Leadership — Oyu Tolgoi LLC’s leadership team creates and promotes a safe work environment by being present in the field and highly engaged with their teams. A number of tools are utilised to help leaders integrate safety into their activities and to become champions of safety improvements. Employees are encouraged to become safety leaders within their own teams and to take personal responsibility for their own safety and that of their colleagues. Culture — Oyu Tolgoi LLC aligns organizational and employee values to create a positive culture that drives consistent behaviour. All individuals at Oyu Tolgoi should feel comfortable to stop work if they feel it is unsafe to continue. Every meeting at Oyu Tolgoi starts with a “safety share” – a chance for employees to describe any safety-related issue and to listen to constructive advice from colleagues. Risk-based task planning has been normalised and is used in the field assessments by team members and leaders to identify hazards that need to be addressed. Systems & processes — Oyu Tolgoi LLC seeks to adopt best practice safety management systems to deliver world-class safety performance. Oyu Tolgoi’s safety standards are aligned with broader corporate and enterprise-wide safety standards, providing a framework to measure, monitor and continuously drive improvement in safety performance. Oyu Tolgoi LLC has successfully embedded the Kaizen process into business improvement activities to enable teams to identify and eliminate elements of work that do not add value or are obstacles to efficiency or safety. Examples of Kaizen process initiatives include elimination of root causes that may trigger failures of critical controls and identification of opportunities to improve the concentrate bagging process and border procedures. 32 Turquoise Hill Resources Ltd. 2021 Annual Report

Risk managment — Given the scale and complexity of Oyu Tolgoi, the workforce faces a range of risks that must be managed carefully. Proactive measures are taken to control risks at a range of levels in the organisation from a strategic to daily workplace level by identifying hazards, assessing the risks they pose and using controls to prevent damage and harm. Oyu Tolgoi LLC’s systems use risk assessments and controls for all tasks and utilise a variety of different tools to help manage risks in their workplace. An example of risk management innovation is the integration of the geographic information mapping system with high-risk work activities to provide the Emergency Response Team live location and work status. Oyu Tolgoi LLC has a strong focus on critical risk management, controlling the risks that are the most serious, i.e., those that could lead to fatality or permanent injury. Over 122,800 critical risk management verifications were completed during 2021 as part of Oyu Tolgoi’s proactive fatality prevention program. Training and awareness — Oyu Tolgoi LLC provides each employee with relevant classroom courses and on-the-job training to ensure that they have the skillsets, tools and knowledge needed to succeed safely. In 2013, Oyu Tolgoi LLC opened a risk demonstration centre, the first of its kind in Mongolia, which uses interactive demonstrations and activities to show the potential consequences of the risks faced. Safety campaigns run continuously throughout the year to highlight key operational risks including working at heights, hand safety, electrical safety and others. Employee and contractor engagement — Oyu Tolgoi LLC actively encourages employee and contractor participation in all aspects of safety management. Contractors are required to adhere to the same safety standards as Oyu Tolgoi LLC employees with a team dedicated to managing contractor safety performance. Regular contractor engagement conferences provide an additional forum to share safety approaches with contractors. Drill hole preparation, underground undercut apex level 33 Turquoise Hill Resources Ltd. 2021 Annual Report

Underground Materials Handling System 1, Primary Crusher 1 bottom shell installation

Environment
At the heart of the mine’s operations and future development strategies is respect for the environment.
All partners including Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill are committed to preventing and mitigating environmental impacts from the mine’s operations. The Gobi Desert has unique natural formations that need to be protected. Our overall goal is to minimise impacts on the environment and, where possible, implement measures that benefit the environment.
The Aegypius monachus, listed as Near Threatened by the IUCN Red List, is the largest bird in Mongolian Gobi
To achieve this goal, Oyu Tolgoi implements a variety of activities and monitoring programs in the areas of water, air, biodiversity, waste management and land management and complies with the following laws and requirements, including:
• Environmental requirements and standards of project lenders—International Finance Corporation (IFC), European Bank for Reconstruction and Development (EBRD);
• Applicable environmental laws, regulations and standards of Mongolia;
• Internationally recognized standards (ISO14001);
• Rio Tinto’s environmental policies, strategies and standards; and
• Regular monitoring of environmental performance and adherence to internal environmental monitoring programs.
36 Turquoise Hill Resources Ltd. 2021 Annual Report

The annual Camel Festival in Khanbogd soum, sponsored by Oyu Tolgoi, contributes to the preservation of culture for future generations.

Water In the South Gobi Desert, water is a precious natural resource. To ensure ongoing availability of surface water, Oyu Tolgoi is committed to using water carefully, balancing the mine’s operational needs while ensuring water is fully available for local residents and future generations. Oyu Tolgoi was designed as one of the most water-efficient mines in the world and operates to a demonstrated high standard of water conservation. The water used by Oyu Tolgoi comes from a deep saline aquifer and is not suitable for consumption by humans and livestock. Hydrogeological modelling indicates that even after 40 years of extraction, the deep aquifer system will remain confined and is unlikely to have an impact on the streambed aquifers. Drawdown will be continuously monitored, and the aquifer model will be updated and reflned as more data becomes available. As necessary, abstraction from the boreholes will be adjusted to optimize drawdown characteristics and protect the shallow groundwater resources. Consumption rate of 0.38 cubic metres of water per tonne of ore processed is below the global average and demonstrates Oyu Tolgoi’s commitment to water efficiency and sustainability. An independent water audit is undertaken every five years, with the most recent audit completed in 2021. A diverse process including inspections from the Government of Mongolia as well as local community field monitoring ensures Oyu Tolgoi’s continued compliance with water management and conservation policies, standards and legislation. This audit found that Oyu Tolgoi LLC continues to comply with the requirements under Mongolian law on water and other relevant laws and procedures during the period covering 2016-2020, inclusively. Further, it concluded that Oyu Tolgoi is fulfilling its commitments under the Investment Agreement. Since 2014, Oyu Tolgoi has consistently achieved annual water recycling rates above the mine’s targeted recycling rate of 80%. In 2021, water used by Oyu Tolgoi has been continuously recycled at an average rate of 88.3% . Annual Water Recycling Rate 86.2 88.0 87.2 87.7 88.3 80% 2017 2018 2019 2020 2021 Annual water recycling rate (%) Threshold recycling rate (%) Annual Raw Water Use Efficiency 0.55 0.40 0.40 0.39 0.37 0.38 2017 2018 2019 2020 2021 Actual Water Efficiency (M³ per tonne of ore processed) Threshold Water Efficiency (M³ per tonne of ore processed) 38 Turquoise Hill Resources Ltd. 2021 Annual Report

Total Annual Raw Water Use 16.5 15.9 15.8 14.5 14.0 2017 2018 2019 2020 2021 Raw Water Used (millions M3) Annual Raw Consumption Rate 918 523 460 503 468 444 2017 2018 2019 2020 2021 Water Consumed (l/s) Approved Extraction Rate (l/s) From 2014 to 2020, 149 exploration wells have been sealed, rehabilitated and handed over to the local government and the Galba Oosh Dolood Gobi Basin Administration. Unfortunately, in 2021, monitoring bores drilling, and exploration boreholes could not be sealed due to the unprecedented circumstances of COVID-19. Oyu Tolgoi LLC undertook various activities in 2021, including: • Two clean-up initiatives for local water sources; • Building industry coordination and information sharing on water management through the development of a Voluntary Code of Practice (VCP); and • Conducted water monitoring reviews. Aerial view of the water efficient tailings thickeners at Oyu Tolgoi Turquoise Hill Resources Ltd. 2021 Annual Report 39

A Government water monitoring group at Oyu Tolgoi’s tailings thickener

Domestic Power The Oyu Tolgoi LLC Board of Directors has approved the signing of an Electricity Supply Agreement to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia. This agreement provides the framework for Oyu Tolgoi LLC to obtain access to a reliable and secure domestic power source and, therefore, assists in providing Oyu Tolgoi LLC with a pathway to satisfy its power sourcing obligations under the Investment Agreement. While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, OT LLC will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between NPTG and IMPIC for a three-year fixed term extension to 2026, potentially followed by an extension up to 2030, if required. The outstanding commercial terms are in the process of being finalised. Water monitoring program at a herder’s well. 42 Turquoise Hill Resources Ltd. 2021 Annual Report

Power distribution,
Oyu Tolgoi mine site

Waste Management
The mining process produces mineralised waste which is pumped into storage areas for long term storage. Every effort is made to minimise the footprint of these facilities to reduce non-productive land area as much as possible.
One way to minimise the footprint is to maximize density of the tailings through thickening, or reduction in water content, and by designing storage facilities to maximise water drainage and collection for re-use. Minimising the footprint not only positively reduces environmental impact on land area and water use, but also minimises costs for the operations.
Tailing Storage Facility
Oyu Tolgoi LLC stores mineralised waste in tailings storage facilities, which are engineered structures designed to minimise the impact on the local environment. Tailings Storage Facility 1 has been in use since 2013 and is currently
56.2 metres high. In 2021, 38 million dry metric tonnes were pumped to the tailings’ storage facility, meeting the anticipated level rise of 6.5 metres. The Oyu Tolgoi tailings facility uses the downstream method of wall construction and the latest independent review of the facility was carried out in November 2020.
Oyu Tolgoi LLC’s tailings risk is managed in a structured way with three levels of assurance used to monitor and reduce risk.
1.The first level of assurance is based on the work of site teams and processes.
2.The second level of assurance is provided by the project manager, Rio Tinto, with in-house specialists providing technical reviews and monitoring the application of Rio Tinto’s Global Standard.
3.The third level of assurance is provided by regular external reviews of the facility. The facility has been risk reviewed against the Australian National Committee on Large Dams framework and actions have been taken to reduce risk.
OyuTolgoi employees volunteer at local cultural heritage sites
44 Turquoise Hill Resources Ltd. 2021 Annual Report

Non-Mineralized Waste Management As a result of the development of the underground portion of the mine, the amount of waste generated at Oyu Tolgoi has significantly increased. Oyu Tolgoi LLC has focused on continuous improvement of non-mineral waste management through the development of the long term non-mineral waste management strategy and the reduction of the waste that goes to the Waste Management Centre by improving the ability to reuse and recycle waste materials and segregating waste in the work areas. Oyu Tolgoi LLC has successfully established relationships with national recycling contractors and a Memorandum of Understanding was signed with the local Red Cross to allow Oyu Tolgoi LLC to send the re-usable items, such as wood, to local communities. In 2018, Oyu Tolgoi LLC also started a program to prepare organic compost using food waste and since 2020 operations of the composting facility have been managed by the Oyu Tolgoi Infrastructure team. In 2021 Oyu Tolgoi LLC purchased a composter machine which has the capacity to compost 5 tonnes of food waste daily. Over the last two years, OT implemented a number of improvement works for hazardous substance and dangerous goods management and for reducing hazardous waste generation from hazardous materials. Notably, Oyu Tolgoi: • Clarified the role and responsibility of teams involved in hazardous substance and dangerous goods management processes; • Added the planning stage on the process flow; • Started considering the hazardous substance and dangerous goods management from the procurement stage, and the procurement process only after the ChemAlert approval; • Improved the hazardous substance and dangerous goods registration and control; • Included the “Waste Management Plan” submission requirement on Oyu Tolgoi Supplier Database registration and proposed management is considered in tender evaluation process; and • Updated the relevant management plan and procedures. • 19.7% of total waste was diverted from the Waste Management Centre through reuse and recycling. • The amount of waste landfilled per person per day has decreased from 6.7 kg to 2.3 kg as of 2021. • 1531 tonnes of food waste, wood scraps, cardboard were used for composting and 7.7 tonnes of prepared compost was used for the first time in rehabilitation. • Over 2025 tonnes of wood was reused in cooperation with the local Red Cross Primary Committee. OT non-mineral waste data 2020 2021 Amount/tn Percentage, % Amount/tn Percentage, % Generated waste Hazardous and controlled waste 1,628 3.90% 1,396 3.10% Non-hazardous waste 40,658 96.10% 43,218 96.90% Total 42,286 100% 44,614 100% Re-used and recycled waste Hazardous and controlled waste 1,469 3.50% 1,222 2.70% Non-hazardous waste 9,083 21.50% 7,559 16.90% Total 10,552 25.00% 8,781 19.70% Landfilled waste Landfilled in WMC 6,564 15.50% 4,430 9.90% Landfilled in Inert waste pit 24,703 58.40% 30,612 68.60% Total 31,267 73.90% 35,041 78.50% Stored hazardous waste 378 0.80% 395 0.90% Turquoise Hill Resources Ltd. 2021 Annual Report 45

Biodiversity
Oyu Tolgoi is committed to minimising the mine’s operational impact and contributing to biodiversity conservation to ensure that the region will benefit from the mine’s presence.
Oyu Tolgoi LLC supports landscaping and greening of Khanbogd and has donated over 11,700 individual saplings to the local community and neighbouring soums and aimags.
Oyu Tolgoi LLC works with international non-government organisations (“NGOs”), including Global Biodiversity Conservation (GBC), Wildlife Conservation Society (WCS), consultants and university researchers to ensure a net positive impact on biodiversity (habitat, wildlife and paster land) in the mine area. The annual biodiversity monitoring programs provide information to assess the effectiveness of the mitigation strategies that have been incorporated into the Oyu Tolgoi LLC operational management plans.
In 2020 the Core Biodiversity Monitoring Program (“CBMP”) contract was renewed for an additional five years to 2024. Despite the COVID-19 pandemic, overall CBMP activities have progressed well in 2021 although travel restrictions have impacted the Khulan collaring program and priority plants survey on-site; however, all 2021 planned field works were completed successfully.
Oyu Tolgoi LLC has implemented several biodiversity offsetting projects that contribute to making a net positive impact on biodiversity and ecosystem services in the region. Other offsetting projects include powerline insulation in order to reduce bird mortality, development of sustainable cashmere and modification of railroad fencing to promote khulan movement and extend their habitat. Additionally, Oyu Tolgoi LLC organizes scientific symposiums (i.e. Gobi Gracious 6) and alternate nature conservation activities (i.e. celebrating international nature conservation days such as International Migratory Bird Day, etc.) to raise awareness among the public and to share information.
1
Anti-poaching offsetting project:
Since 2015, Oyu Tolgoi LLC has been collaborating with local government agencies on this successful initiative. A Multi-Agency Team and a Mobile Anti-Poaching Unit were formed to improve and solve the difficulties that patrols face. The Anti-Poaching Unit consists of East, Central and West teams and patrol the Umnugobi and Dornogobi aimags. In addition, the rangers of the Small Gobi Strictly Protected Area A and B also carry out patrols in the protected areas close to Oyu Tolgoi.
2
Spatial Monitoring and Reporting Tool (“SMART”): An important component of the anti-poaching project, this software package is used to plan patrol efforts, monitor patrols and document the location of carcasses found by the patrols. The information collected is used to assess patrol efficacy. The effectiveness of the SMART system has led the Government of Mongolia to develop a working group to examine the expansion of SMART into other protected areas in Mongolia.
3
Poaching rate research: In order to further support the anti-poaching programs and the overall management of endangered species in the region, Oyu Tolgoi also conducts research on poaching in Southern Gobi using acoustic devices. Acoustics recording devices are placed near watering points with the highest poaching rate probability. The devices record gun shots to evaluate the poaching rate and determine locations being used by the poachers.
46 Turquoise Hill Resources Ltd. 2021 Annual Report

The Mongolian wild ass (Equus hemionus hemionus), Khanbogd soum, Umnugobi
Khongor sand dune, Umnugobi
Turquoise Hill Resources Ltd. 2021 Annual Report 47

Greenhouse Gas Emissions Oyu Tolgoi has implemented an Atmospheric Emissions Management Plan that outlines the applicable national, Rio Tinto and international standards and defines Oyu Tolgoi’s key management atmospheric emissions controls. The plan also includes monitoring and reporting procedures. One of the key management controls is reporting on Oyu Tolgoi’s greenhouse gas emission performance against the estimated emission targets. Oyu Tolgoi has a comprehensive greenhouse gas inventory and reporting process and continues to explore energy-saving opportunities through a registry focused on energy saving and greenhouse gas reduction initiatives. Oyu Tolgoi LLC has been measuring monthly greenhouse gases (“GHG”) emissions since 2012 and completes an annual GHG workbook. Greenhouse gas emission control is constantly monitored and performance for the year ended December 31, 2021 was 2.31 2/unit product tonnes CO against an annual forecasted intensity of 2.69 tonnes CO2/unit product. These emissions include Scope 1 (direct emissions from owned and controlled sources) and Scope 2 (indirect emissions from the generation of purchased energy). Moreover, in October 2021, Rio Tinto announced that they will bring forward their target of reducing their Scope 1 and 2 emissions by 15% to 2025. Oyu Tolgoi LLC is collaborating with the Rio Tinto Copper Group Energy Development team to support the GHG reduction pathways. Oyu Tolgoi’s tree nursery 48 Turquoise Hill Resources Ltd. 2021 Annual Report

Since 2015, Oyu Tolgoi LLC has been implementing programs and activities to support the reduction of its GHG emissions and to save energy. Such activities include: • Ending the use of diesel generators for remote infrastructure by providing permanent power supply at: - Training center, Khanbogd soum, Umnugobi province (2015); - Marshall yard, OT mine site (2017); - Power camp, OT mine site (2018); - Emulsion plant, OT mine site (2018); and - Khanbumbat permanent airport (2018). • Installing solar energy powered walkway lighting for the Oyut Camp to the Bagging Plant and the Northgate, which resulted in thirty-four sections of walkway lightings being installed in 2019; • Installing runtime management equipment on air conditioners in various facilities, which resulted in reducing over 7,000 units’ runtime thereby decreasing 30% in energy use for these units; • Installing LED lights in numerous buildings at site, thereby saving 689 mWh/year electricity and 729 tCO2-e emissions; and • Reducing testing period on 20 standby diesel generators each with a capacity of 2 MW from weekly to twice weekly, which saved 106t of diesel in this year and resulted in an annual abatement of 284t CO2-e. 2017a2 2018a2 2019a2 2020a2 2021a3 Total emissions (tonnes CO2-e) 1,572,355 1,514,205 1,596,287 1,604,224 1,738,426 Emissions intensity 1 2.18 2.06 2.38 2.32 2.31 (tonnes CO2-e per tonne of concentrate) Emissions intensity 38.2 39.1 39.1 39.9 44.4 (kg CO2-e per tonne of ore milled) Note: (1) The emissions intensity per tonne concentrate produced is impacted by variability of the grade of the ore mined, which is a function of the orebody. (2) The figures for 2014-2020, inclusively, exclude the underground development project emissions. (3) The figures for 2021 represent the sum of both operations and underground emissions as underground material begins to be processed as Oyu Tolgoi moves towards sustainable production. Over 1 million tons of underground material was processed in 2021. 49 Turquoise Hill Resources Ltd. 2021 Annual Report

Land Management As part of Oyu Tolgoi’s sustainable land management policy, the mine’s closure and rehabilitation plans have been developed in accordance with Mongolian laws and standards. This keeps land degradation to a minimum. Land Disturbance Management In order to ensure minimal land disturbance, Oyu Tolgoi requires an environmental inspection and assessment before any land disturbance occurs. A permit for work is only approved after protective actions identified in the assessment are completed. This process eliminates or minimizes potential impact on local water, biodiversity, the community, cultural heritage and many other areas. It also ensures compliance with environmental and other relevant legislation. This procedure also applies to Oyu Tolgoi sponsored projects. Topsoil Management The Oyu Tolgoi topsoil management plan is one of the most important elements in rehabilitating land affected by the mine’s operations and infrastructure development, helping to restore vegetation and biodiversity. Before the start of any land disturbance activity, Oyu Tolgoi strips and stores the topsoil so it can be used to rehabilitate the land after the work is complete. Environment Rehabilitation Areas that were disturbed during exploration, development and operations are rehabilitated during and after the project, including through the development of a mine closure plan at the start of the construction phase. Making disturbed areas safe for people, animals and the environment is one of the main reasons for proper rehabilitation. To make an area safe, technical rehabilitation has to be completed to high standards. Oyu Tolgoi has a dedicated team to work with contractors to monitor rehabilitation. Oyu Tolgoi continued its comprehensive environmental monitoring program and maintained compliance with key environmental programs. In 2021, planned biological rehabilitation was completed on 35.64 hectares of land associated with off-site construction works such as road construction and including the planting of almost 48,018 individual saplings from 18 species grown by the Native Plant Propagation Centre (NPPC) in Khanbogd. In 2020, over 52 hectares of biologically rehabilitated land were handed back to local government. Technical rehabilitation was completed on 27.26 hectares in 2021, bringing the total to 1,706.17 ha between 2010 and 2021. Saxaul trees in the rehabilitation area of Khanbogd, Umnugobi 50 Turquoise Hill Resources Ltd. 2021 Annual Report

Oyu Tolgoi employees planting trees at the mine site.

Oyu Tolgoi employees planting trees at the mine site.

Water monitoring with a local herder

Community Engagement Oyu Tolgoi has reached US$13.4 billion in total in-country spend since 2010, marking the largest foreign investment in the country to date. The total in-country spend has substantially contributed to the country’s economic development through taxes, fees, national and local procurement, salaries and other contributions provided to communities and the society over the past 11 years. Oyu Tolgoi LLC continues to work collaboratively with national and local suppliers to increase capability to ensure the highest international standards. The purchase of goods and services from Mongolian suppliers represents 74% of the total spend. Oyu Tolgoi has also made a significant investment in people through not only employment but also the development of the workforce. Over 96% of Oyu Tolgoi’s workforce are Mongolian nationals, exceeding the commitment made under longstanding agreements with the Government of Mongolia of 90% during operations. Many employees have been given the opportunity to work at Rio Tinto operations in Australia, the United States, UK, Canada and Singapore through a development program designed to build comprehensive mining industry skills in the Oyu Tolgoi workforce. Oyu Tolgoi contracts expatriate professionals and experts in rotating specialised roles; however, the development of skills for local Mongolian nationals is a high priority – structured professional development programs are offered to ensure high-potential personnel are ready for leadership and subject matter expert roles. Total In-Country Spend (2010 - Q4 2021) in the form of salaries, payments to Mongolian suppliers,Since 2010, Oyu Tolgoi has spent US$13.4 billion in-country taxes and other payments to the Government of Mongolia. 20% 0.16 6% US$ 74% 13.4 Billion Mongolian suppliers Salaries Direct to Government of Mongolia 54 Turquoise Hill Resources Ltd. 2021 Annual Report

Sustainable Livelihoods Support Project in Khanbogdsoum
Turquoise Hill Resources Ltd. 2021 Annual Report 55

Surrounding Communities The Cooperation Agreement signed in 2015 by the Umnugobi aimag, Khanbogd soum and Oyu Tolgoi LLC (the “Cooperation Agreement”) supports Oyu Tolgoi’s continued relationship building and nurturing of communities surrounding the mine, as well as partner communities, Khanbogd, Manlai, Bayan-Ovoo and Dalanzadgad soums. In Khanbogd, the partnership with Oyu Tolgoi LLC led to: • The connection of the town to a permanent power supply; • Construction of a new water supply system with the capacity to support 13,000 residents; • Sealing of local roads (the Oyu Tolgoi LLC funded construction of a 35.1 kilometre sealed road between Oyu Tolgoi and Khanbogd which opened in 2019); • Funding of new educational and healthcare facilities; and • Programs to help improve social conditions. Moreover, Oyu Tolgoi LLC makes an annual contribution of US$5 million to the Gobi Oyu Development Support Fund (“DSF”), an independent fund that supports sustainable community development. Since its creation in September 2015, the DSF has invested US$32.9 million, including US$5.7 million in 2021, in 304 sustainable development projects and programs, which have resulted in the creation of over 480 permanent jobs, and scholarships for 324 students, among many other achievements. Examples of projects implemented through the DSF include: • Construction of a 1,200-student capacity school and 200-student capacity kindergarten in Dalanzadgad; • Construction of a health care center in Tsogt-Ovoo soum to provide better health service to local community; • A micro loan provided to 51 small businesses of Umnugobi to support their growth and sustainable development; • Construction of a health-care center in Mandal-Ovoo soum to provide easier access to health services; • Construction of a new museum in Umnugobi aimag, as well as the provision of required equipment; • Co-funding of an integrated health care program to provide health-related support to Umnugobi aimag women and youth; and • Maintaining a strong partnership with local stakeholders and working together to protect communities during the unprecedented COVID-19 pandemic, as well as coordinating a series of contributions to improve local emergency response capacity while enabling uninterrupted business operations. Educational Youth “Gobi Oyu” Fund Program Development & Herder Families (Scholarship and other programs) Program Scholarship Since 2011, 3,603 students Since 2013, Since 2010, have enrolled in our 1,210 students 432 Umnugobi educational programs. have participated in the students received scholarships. program. 56 Turquoise Hill Resources Ltd. 2021 Annual Report

Since 2019, Oyu Tolgoi has partnered with the National Police Agency on road safety projects focusing on reducing deaths and injuries on the local roads. In 2019 and 2020, Oyu Tolgoi co-organised the “No need to rush” and “Do not be a mule, play by the rules” campaigns with the National Police Agency to promote road safety and responsible driving on rural intercity roads. Oyu Tolgoi worked closely with police departments in all aimags and soums to raise public awareness through media campaigns and installed speedometers on roads where accidents caused by speeding were prevalent. In 2021, Oyu Tolgoi continued the partnership, launching the “Let’s protect our future” – a two-month campaign focused on preventing traffic accidents and child passenger safety. As a result of the campaign, the total number of traffic accidents decreased by 5%, injuries by 25.2% and deaths by 33.3% . Child deaths also decreased 33.3% . Khanbogd school and kindergarten opening ceremony funded by the Gobi Oyu Development Support Fund Oyu Tolgoi also supports several other community programs, including: • The Khanbogd Development Strategy which OT developed to maximise shared values and lasting benefits for employees and communities to a catalyst for Khanbogd development in coming decades, and to provide funding to update Khanbogd Master Plan as approved by local parties; • Livelihood and economic diversification initiatives for communities in Khanbogd through the Local Agribusiness Support Strategy and collaborating on initiatives with herders’ cooperatives and local government to improve livestock health services, increase productivity of livestock, vegetable and dairy production, strengthen market linkages and nurture entrepreneurial mindsets amongst local communities; • Sustainable livelihood pilot projects in Khanbogd including a partnership to create a new local brand of camel milk, angus cattle breading, Gaviluud sheep breading, vegetable growing and sewing business; • Hay and fodder donation provided to help local herder households to survive harsh winters; • Herder support program to help herders access water and which repaired and constructed wells and connections to solar power sources; • Partnerships with local herders to monitor hand wells since 2012 under the Participatory Environmental Monitoring (PEM) program administered by a local NGO established by Khanbogd community members involving 86 local herders monitoring 87 hand wells; and • Continued constructive community engagement with local stakeholders through the Khanbogd Tripartite Council (TPC) and implemented 74% of agreed actions under the Herder Complaint Resolution Agreements as of end 2021. Turquoise Hill Resources Ltd. 2021 Annual Report 57

Responsible Governance

Khanbogd road construction funded by the Gobi Oyu Development Support Fund

Code of Business Conduct Turquoise Hill’s Code of Business Conduct reflects our strong commitment to a culture of integrity and accountability and requires that all employees, consultants, officers and directors adhere to the highest standards of professional and ethical conduct. The Code of Business Conduct specifically addresses questions of health, safety and environmental performance. Turquoise Hill also sets out to build enduring relationships with our neighbours that demonstrate mutual respect, active partnership, and long-term commitment. We respect the diversity of Indigenous peoples, acknowledging the unique and important interests that they have in the land, waters and environment as well as their history, culture and traditional ways. Board of Directors Having a Turquoise Hill Board of Directors (“Board”) with strong professional and industry-sector representation as well as effective dialogue and decision making processes contributes to the long-term success of our company. The Company respects and supports the dignity, well-being and rights of its employees, their families and the communities in which we operate. We consider good corporate governance practices to be an important factor in the success of the Company and we are committed to adopting and adhering to high standards in corporate governance. Board Composition The Board of Turquoise Hill is constituted of a minimum of three and a maximum of 14 Directors, as provided for in the Company’s Restated Articles of Incorporation. The Board comprises a majority of Directors who are independent under applicable securities laws and stock exchange requirements. Additionally, the Audit Committee, the Compensation & Benefits Committee and any constituted Special Committees are composed solely of independent Directors. For the purposes of Board and Executive Team composition, diversity includes, but is not limited to, characteristics such as gender, age, disability, as well as the inclusion of Indigenous peoples and members of visible minorities (“Designated Groups”). We recognize that diversity is important to ensure that the profiles of Board members and named executive officers (“NEOs”) provide the necessary range of perspectives, experience, and expertise required to achieve effective stewardship and management. In particular, we acknowledge the important role that women play in contributing to the diversity of perspective, not just on the Board and in NEO positions. Turquoise Hill will seek to achieve a target of not less than 30% of women on the Board at or prior to its 2023 annual general meeting of shareholders. The Company commits to appointing members of Designated Groups on the Board and in NEO positions. On an annual basis, the Nominating, Corporate Governance and Sustainability Committee assesses the effectiveness of the nomination process at achieving the Company’s diversity objectives, measures the annual and cumulative progress in achieving its diversity objectives, and monitors its implementation. 60 Turquoise Hill Resources Ltd. 2021 Annual Report

Peter Gillin
Chairman
Corporate Director

Russel C. Robertson
Corporate Director

George R. Burns
President and Chief Executive Officer,
Eldorado Gold

Maryse Saint-Laurent
Corporate Director

Alfred P. Grigg
Acting General Manager, Energy and Joint Ventures,
Aluminium
Rio Tinto

Steve Thibeault
Interim Chief Executive Officer

Turquoise Hill Resources Ltd. 2021 Annual Report 61

Peter Gillin Russel C. Robertson Chairman Corporate Director Corporate Director George R. Burns Maryse Saint-Laurent President and Chief Corporate Director Executive Officer, Eldorado Gold Alfred P. Grigg Steve Thibeault Acting General Interim Chief Executive Manager, Energy Officer and Joint Ventures, Aluminium Rio Tinto Stephen Jones Managing Director, Planning, Integration & Assets Rio Tinto Iron Ore Turquoise Hill Resources Ltd. 2021 Annual Report 61

Board Committees
The Board’s oversight responsibilities are carried out through the four standing committees, which report to the Board on their activities on a regular basis.
The committee charters set out the roles and responsibilities of each committee along with the composition requirements and procedures for the committee meetings. All charters include a duty for the chair of each committee to report to the Board on the activities of the committee.
These charters can be found on our website: https://turquoisehill.com/investors/company/ corporate-governance/default.aspx
The four committees which meet as often as necessary, but no less than four times per year, are as follows:
1. Audit Committee
2. Compensation and Benefits Committee
3. Nominating, Corporate Governance and Sustainability    Committee
4. Health, Safety, Environment, Communities and    Operations Committee The Nominating, Corporate Governance and Sustainability Committee oversees the adoption and disclosure of ESG-related processes and procedures, while the Health, Safety, Environment, Communities and Operations Committee assists the Board in carrying out its oversight responsibilities with respect to operations and development activities of the Company.
Human Rights
Turquoise Hill supports and respects human rights consistent with the Universal Declaration of Human Rights and seeks to ensure that it is not complicit in human rights abuses committed by others. Turquoise Hill respects and supports the dignity, well-being and rights of its employees, their families and the communities in which it operates.
Senior Leadership Team
Steve Thibeault
Interim Chief Executive Officer
Luke Colton
Chief Financial Officer
Jo-Anne Dudley
Chief Operating Officer
Dustin S. Isaacs
Chief Legal Officer & Corporate Secretary
Roy McDowall
Head of Investor Relations & Corporate Communications
62 Turquoise Hill Resources Ltd. 2021 Annual Report

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management’s discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the audited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the year ended December 31, 2021. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the “Company”, “we” or “our” refers to Turquoise Hill Resources Ltd. and a reference to “Turquoise Hill” refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form for the year ended December 31, 2021, dated as of March 2, 2022 (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organisation’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 57.

This MD&A also contains certain non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures. Please refer to the section titled “Non-GAAP and Other Financial Measures” commencing on page 52 for more information.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risks and Uncertainties” in this MD&A commencing on page 31.

The date of this MD&A is March 2, 2022.

December 31, 2021	Page | 1

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

TABLE OF CONTENTS

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR 2021	3

OPERATIONAL OUTLOOK FOR 2022	5

OUR BUSINESS	6

SELECTED ANNUAL FINANCIAL INFORMATION	7

SELECTED FINANCIAL METRICS	7

OYU TOLGOI	10

FUNDING OF OT LLC BY TURQUOISE HILL	15

GOVERNMENT RELATIONS	18

CLASS ACTION COMPLAINTS	22

CORPORATE ACTIVITIES	23

INCOME AND OTHER TAXES	24

LIQUIDITY AND CAPITAL RESOURCES	25

SHARE CAPITAL	27

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY	27

OFF-BALANCE SHEET ARRANGEMENTS	27

CONTRACTUAL OBLIGATIONS	28

CHANGES IN ACCOUNTING POLICIES	28

CRITICAL ACCOUNTING ESTIMATES	28

RECENT ACCOUNTING PRONOUNCEMENTS	31

RISKS AND UNCERTAINTIES	31

RELATED-PARTY TRANSACTIONS	50

SELECTED QUARTERLY DATA	51

NON-GAAP AND OTHER FINANCIAL MEASURES	52

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	56

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	56

AUDIT COMMITTEE OVERSIGHT	57

QUALIFIED PERSON	57

CAUTIONARY STATEMENTS	57

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION	57

MANAGEMENT’S REPORT TO SHAREHOLDERS	61

December 31, 2021	Page | 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR 2021

Subsequent to December 31, 2021

•

Turquoise Hill successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and the board of directors of Oyu Tolgoi LLC (OT LLC) unanimously approved commencement of the undercut. On January 25, 2022, a ceremony was held at the mine site to celebrate the commencement of blasting the undercut that started the Oyu Tolgoi Hugo North underground mine production.

•

Turquoise Hill and Rio Tinto agreed to a comprehensive and binding, amended funding agreement that provides a pathway forward to address the Company’s estimated funding requirements. See the section “Funding of OT LLC by Turquoise Hill” in this MD&A.

•

OT LLC signed an Electricity Supply Agreement (ESA) to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia. Power will be delivered pursuant to the ESA once certain technical conditions are satisfied.

Full Year 2021

•	Oyu Tolgoi open-pit and underground workforce posted an AIFR of 0.14 per 200,000 hours worked, the best full-year AIFR the site has achieved.

•	As at December 31, 2021, Turquoise Hill had $0.7 billion of available liquidity in the form of cash and cash equivalents.

•	Turquoise Hill currently estimates a base case incremental funding requirement of $3.4 billion, compared to $3.6 billion estimated in the Company’s Q3’21 earnings release.

•	Full year copper production of 163 thousand tonnes was within the Company’s revised guidance of 150 – 180 thousand tonnes.

•	Full year gold production of 468 thousand ounces was within the Company’s revised guidance of 400 – 480 thousand ounces.

•	Full year mill throughput of 39.1 million tonnes included over 1 million tonnes of underground development material.

•

Revenue of $1,971.0 million in 2021 increased 82.8% versus 2020. Copper and gold volumes increased by 9.0% and 157.1%, respectively. This was driven by the scheduled move to the higher grade areas of Phase 4B. Average prices were 53.4% higher for copper and 2.4% higher for gold.

•

Income in 2021 was $681.1 million versus $494.6 million in 2020 due primarily to $0.9 billion higher revenue offset by $0.6 billion additional tax charges in 2021 versus 2020. 2021 reflects a $277.8 million deferred tax asset expense (2020: recognition of $346.6 million), which resulted mainly from the utilisation of prior year tax losses against current year taxable income and from previously disclosed underground delays, which have contributed to a reduction in the loss carry-forwards anticipated to be utilised in future periods. Income attributable to owners of Turquoise Hill was $524.9 million ($2.61 per share) in 2021 compared with $406.3 million ($2.02 per share) in 2020.

December 31, 2021	Page | 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Cost of sales in 2021 was $2.02 per pound of copper sold[1] and C1 cash costs were $0.22 per pound of copper produced[2], slightly higher than the Company’s revised guidance of negative $0.20 per pound of copper to positive $0.20 per pound of copper produced. All-in sustaining costs were $0.87 per pound of copper produced[2].

•

Total operating cash costs[3] in 2021 of $874.8 million, which increased 17.0% from $747.9 million in 2020, were slightly higher than the 2021 guidance range of $800 million to $850 million. The increase from the prior year was primarily driven by the impact of higher prices and volumes on royalties, together with additional COVID-19 related costs, higher consumable costs from processing harder Phase 4B ore and higher fuel prices, partially offset by lower power study costs.

•

Expenditures on property, plant and equipment in 2021 were $996.9 million, which included capital expenditures of $913.3 million on the underground project. The capital expenditure on the underground project, which is inclusive of $232.4 million of underground sustaining capital, was marginally higher than the revised 2021 guidance range of $0.8 billion to $0.9 billion. At December 31, 2021, total underground spend since January 1, 2016 was approximately $5.4 billion, including $0.3 billion of underground sustaining capital.

•	Cash generated from operating activities before interest and tax was $1,210.8 million in 2021 versus $371.2 million in 2020, driven mainly by $892.8 million higher revenue.

•	Breakthrough of the conveyor and service declines was achieved in H2’21.

•	Underground progress continues with Shaft 4 sinking and commencement of no-load Material Handling System 1 (MHS1), including Primary Crusher 1, commissioned in October 2021.

Fourth Quarter 2021

•

In Q4’21, Oyu Tolgoi produced 38.9 thousand tonnes of copper and 78.6 thousand ounces of gold which is lower than Q4’20 production of 41.6 thousand tonnes of copper and 87.8 thousand ounces of gold due to the processing of comparatively lower grade ore.

•	Mill throughput of 10.6 million tonnes in Q4’21 was higher than Q4’20 of 9.6 million tonnes primarily due to softer ore in the mill feed in the quarter.

•

Revenue of $503.9 million in Q4’21 increased 24.4% from $405.1 million in Q4’20 due to 35.8% higher average copper prices and 54.5% higher gold sales volumes. Q4’21 production volumes of copper and gold decreased by 6.5% and 10.2%, respectively, as a higher proportion of mill feed came from lower grade sources.

•

Income for the period was $207.3 million in Q4’21 versus $241.6 million in Q4’20, reflecting higher tax charges and total operating cash costs[3] offset with $98.8 million higher revenue. The increase in revenues reflects higher copper prices and gold volumes. There was a $19.7 million de-recognition of deferred tax assets in Q4’21 (Q4’20: recognition of $86.1 million). The de-recognition in Q4’21 was due to the partial utilisation of 2016 losses against Q4’21 income, offset by an increase in temporary differences that relates primarily to tax depreciation on property, plant and equipment. Income attributable to owners of Turquoise Hill in Q4’21 was $156.4 million ($0.78 per share) versus $159.9 million ($0.79 per share) in Q4’20.

1 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to Section “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

2 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

3 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures”– on page 52 of this MD&A for further information.

December 31, 2021	Page | 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Cost of sales in Q4’21 was $2.39 per pound of copper sold[4] and C1 cash costs were $0.73 per pound of copper produced[5]. All-in sustaining costs were $1.66 per pound of copper produced[5].

•

Total operating cash costs[6] of $246.9 million in Q4’21 increased 24.9% from $197.7 million in Q4’20, primarily due to additional COVID-19 related costs, higher processing costs due to the harder ore being mined in Phase 4B and higher fuel prices.

•

Expenditures on property, plant and equipment in Q4’21 were $299.5 million, which included $259.2 million of capital expenditures on the underground project. The capital expenditure on the underground project included $57.8 million of underground sustaining capital expenditure. At December 31, 2021, total underground capital expenditure since January 1, 2016 was $5.4 billion, including $0.3 billion of underground sustaining capital.

•

Net cash generated from operating activities in Q4’21 was $149.4 million versus $69.5 million in Q4’20, reflecting a $70.0 million improvement in cash generated from operating activities before interest and tax due to a $91.0 million increase in gross margin from increased sales revenue, offset by $10.6 million higher operating expenses associated with the implementation of COVID-19 controls.

•

Oyu Tolgoi concentrate shipment volumes to customers remained challenged during the quarter and above target inventory levels remained at the end of Q4’21. The challenges were mainly a continuation of the COVID-19 related Mongolia / Chinese border restrictions that resulted in force majeure being declared from March 30, 2021. OT LLC continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions.

•

Shaft 4 sinking activities re-commenced in October 2021 with advancement at 148 metres below ground level at December 31, 2021. Shaft 3 readiness works continued with sinking commencement expected by the end of Q1’22.

•

Beyond the incurred impact of delayed undercut commencement, Panels 1 and 2 are expected to be delayed due to COVID-19 related work restrictions impacting both Shafts 3 and 4 and underground development progress as well as changes to mining scope. Efforts to minimise the delays to Panel 1 and Panel 2 due to ventilation constraints ahead of Shaft 3 and 4 commissioning continue. See the section “Oyut Open-Pit Operations and Hugo North Underground” of this MD&A.

OPERATIONAL OUTLOOK FOR 2022

Oyu Tolgoi is expected to produce 110 to 150 thousand tonnes of copper and 115 to 165 thousand ounces of gold in concentrates in 2022 from processing of open-pit and underground development material as well as stockpiles. Gold and copper production is forecast to be lower in 2022 vs 2021 due to stripping of the next cutback and processing lower grade stockpile material.

Total operating cash costs7 for 2022 are expected to be $800 million to $875 million.

Expenditures on property, plant and equipment for 2022 are expected to be approximately $170 million to $200 million for open-pit operations and $1.2 billion to $1.4 billion for the underground.

4 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to Section “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

5 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

6 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures”– on page 52 of this MD&A for further information.

7 Total operating cash costs is a non-GAAP measure that is forward-looking information. Please refer to Section – Non-GAAP and Other Financial Measures – on page 52 of this MD&A for further information.

December 31, 2021	Page | 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentisation. Underground capital is inclusive of VAT.

2022 C1 cash costs are expected to be in the range of positive $1.95 to positive $2.35 per pound of copper produced8, which is higher than 2021 due to lower gold production in 2022, as mining transitions to the next phase of open-pit development. Unit cost guidance assumes the midpoint of the expected 2022 copper and gold production ranges and a gold commodity price assumption of $1,801 per ounce.

Estimates of future production, expenditures on property, plant and equipment, total operating cash costs9 and C1 cash costs per pound of copper produced8 presented in this MD&A are based on mine plans that reflect the expected method by which the Company will mine reserves at Oyu Tolgoi. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the section “Forward-Looking Statements and Forward-Looking Information” of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes or EOT), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open-pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open-pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2022 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At December 31, 2021, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of approximately 14,400 workers, of which over 96% were Mongolian.

8 C1 cash costs per pound of copper produced is a non-GAAP ratio. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

9 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures”– on page 52 of this MD&A for further information.

December 31, 2021	Page | 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED ANNUAL FINANCIAL INFORMATION

($ in millions, except per share information)	Year Ended December 31
	2021	2020	2019

Revenue	$1,971.0	$1,078.2	$1,166.0

Income (loss) for the year	$681.1	$494.6	$(476.9)

Net income (loss) attributable to owners of Turquoise Hill Resources Ltd	$524.9	$406.3	$(150.5)

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd	$2.61	$2.02	$(0.75)

Total assets	$14,124.7	$13,368.8	$12,822.4

Long-term liabilities

Borrowings and other financial liabilities	$3,785.4	$4,173.5	$4,187.3

Decommissioning obligations	$153.7	$134.0	$104.2

Deferred income tax liabilities	$145.4	$111.7	$79.2

Note:	Annual financial information has been extracted from the audited financial statements of Turquoise Hill, which are prepared in accordance with IFRS.

SELECTED FINANCIAL METRICS (1)

	Three months ended			Year ended

($ in millions, unless otherwise noted)	4Q 2021	4Q 2020	Change %	12 months 2021	12 months 2020	Change %

Revenue	503.9	405.1	24.4%	1,971.0	1,078.2	82.8%

Income (loss) for the period	207.3	241.6	(14.2%)	681.1	494.6	37.7%

Income (loss) attributable to owners of Turquoise Hill Resources Ltd	156.4	159.9	(2.2%)	524.9	406.3	29.2%

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd	0.78	0.79	(1.6%)	2.61	2.02	29.1%

Revenue by metals in concentrates

Copper	320.7	280.0	14.5%	1,204.5	797.3	51.1%

Gold	178.6	120.4	48.3%	748.6	265.7	181.7%

Silver	4.6	4.7	(2.1%)	17.9	15.2	17.8%

Cost of sales	181.4	173.6	4.5%	622.3	669.4	(7.0%)

Production and delivery costs	141.9	125.9	12.7%	459.3	493.4	(6.9%)

Depreciation and depletion	39.5	47.7	(17.2%)	163.0	176.0	(7.4%)

Capital expenditure on cash basis (2)	299.5	263.0	13.9%	996.9	1,080.5	(7.7%)

Underground-Development	201.4	193.0	4.4%	680.9	926.7	(26.5%)

Underground-Sustaining	57.8	44.5	29.9%	232.4	94.4	146.2%

Open pit	40.3	25.5	58.0%	83.6	59.4	40.7%

Pre-production sales proceeds	(18.4)	–	100.0%	(69.7)	(26.1)	167.0%

Royalty expenses	22.6	23.4	(3.4%)	105.4	63.4	66.2%

Total operating cash costs (3)	246.9	197.7	24.9%	874.8	747.9	17.0%

Unit costs ($)

Cost of sales (per pound of copper sold) (4)	2.39	2.08	14.9%	2.02	2.20	(8.2%)

C1 (per pound of copper produced) (5)	0.73	0.76	(3.9%)	0.22	1.45	(84.8%)

All-in sustaining (per pound of copper produced) (5)	1.66	1.45	14.5%	0.87	1.94	(55.2%)

Mining costs (per tonne of material mined) (5)	2.36	1.85	27.4%	2.24	1.80	24.7%

Milling costs (per tonne of ore treated) (5)	7.19	7.29	(1.3%)	7.13	6.35	12.2%

G&A costs (per tonne of ore treated) (4)	3.90	3.28	19.0%	3.99	3.11	28.3%

Net cash generated from (used in) operating activities	149.4	69.5	115.0%	576.1	40.9	1,308.6%

Cash generated from operating activities before interest and tax	315.8	245.8	28.5%	1,210.8	371.2	226.2%

Interest paid	164.5	170.6	(3.6%)	276.4	316.8	(12.8%)

Total assets	14,125	13,369	5.7%	14,125	13,369	5.7%

Total non-current financial liabilities	4,084	4,419	(7.6%)	4,084	4,419	(7.6%)

(1)	All financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements for the reporting periods indicated.

December 31, 2021	Page | 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(2)

Capital expenditure on cash basis for underground-development, for underground sustaining and for open-pit are supplementary financial measures which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

(3)	Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

(4)

Cost of sales (per pound of copper sold) and General & Administrative (G&A) costs (per tonne of ore treated) are supplementary financial measures which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

(5)

C1 cash costs (per pound of copper produced), all-in sustaining costs (per pound of copper produced), mining costs (per tonne of material mined), and milling costs (per tonne of ore treated) are non-GAAP ratios which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

Full Year 2021 vs 2020

•

Revenue of $1,971.0 million in 2021 increased 82.8% compared to $1,078.2 million in 2020. Copper and gold volumes increased by 9.0% and 157.1% respectively. This was driven by the scheduled move to the higher grade areas of Phase 4B. Average prices were 53.4% higher for copper and 2.4% higher for gold.

•

Income in 2021 was $681.1 million versus $494.6 million in 2020 due primarily to $0.9 billion higher revenue offset by $0.6 billion additional tax charges in 2021 versus 2020. 2021 reflects a $277.8 million deferred tax expense (2020: recognition of $346.6 million), which resulted mainly from the utilisation of prior year tax losses against current year taxable income and from previously announced underground delays, which contributed to a reduction in the loss carry-forwards anticipated to be utilised in future periods. Income attributable to owners of Turquoise Hill was $524.9 million ($2.61 per share) in 2021 compared with $406.3 million ($2.02 per share) in 2020.

•

Cost of sales in 2021 was $622.3 million versus $669.4 million in 2020, as the transition to higher grade ore in Phase 4B provided an opportunity to deliver increased concentrate volumes despite lower milling rates and reduced material mined.

•

Expenditures on property, plant and equipment for 2021 were $996.9 million compared to $1,080.5 million in 2020, comprising $913.3 million (2020 - $1,021.1 million) of underground capital expenditure, which included $232.4 million (2020 - $94.4 million) in underground sustaining capital expenditure, as well as open-pit expenditure of $83.6 million (2020 - $59.4 million). 2021 open-pit capital expenditure includes deferred stripping of $26.8 million and tailings storage facility spend of $26.2 million.

•

Total operating cash costs[10] in 2021 of $874.8 million increased 17.0% from $747.9 million in 2020. The increase from the prior year was primarily driven by the impact of higher prices and volumes on royalties, together with additional COVID-19 related costs, higher consumable costs from processing harder Phase 4B ore and higher fuel prices, partially offset by lower power study costs.

•

Cost of sales in 2021 was $2.02 per pound of copper sold[11] in 2021, compared to $2.20 per pound of copper sold in 2020, reflecting a lower unit cost from fixed costs efficiencies due to higher concentrate production as well as the impact of higher volumes of metals in concentrate sold.

•

C1 cash costs in 2021 were $0.22 per pound of copper produced[12], decreasing from $1.45 per pound of copper produced in 2020. The decrease was primarily driven by the impact of higher gold credits due to the higher gold revenue in 2021.

•

All-in sustaining costs in 2021 were $0.87 per pound of copper produced[12] versus $1.94 per pound of copper produced in 2020. All-in sustaining costs were impacted by the same factors that impacted C1 cash costs

10 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

11 Cost of sale per pound of copper sold is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

12 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

December 31, 2021	Page | 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

offset by the impact of a $24.2 million increase in open-pit sustaining capital expenditure compared to 2020. Deferred stripping was $21.7 million higher in 2021 due to higher waste mined ahead of the transition of mining to Phase 5.

•

Mining costs in 2021 were $2.24 per tonne of material mined[13] versus $1.80 per tonne of material mined in 2020. The increase was mainly due to lower material mined, which resulted from changes in mine design and a reduction in open-pit workforce levels to manage COVID-19, as well as higher mining costs. The increase in mine operating cost was mainly from COVID-19 related costs and higher consumables prices as well as higher fuel and tire consumption rates due to higher cycle times related to the current mining strategy.

•

Milling costs in 2021 were $7.13 per tonne of ore treated[13] versus $6.35 per tonne of ore treated in 2020. The increase was from higher milling costs and 2.7% lower milled ore. The higher milling costs mainly resulted from bringing forward a maintenance shutdown from 2022 and processing harder ore compared to 2020.

•

G&A costs in 2021 were $3.99 per tonne of ore treated[14] versus $3.11 per tonne of ore treated in 2020. The increase was mainly due to higher insurance, higher COVID-19 related costs and higher support costs in preparation for the undercut.

•

Net cash generated from operating activities was $576.1 million in 2021 versus $40.9 million during 2020. This was primarily due to $0.9 billion higher revenue and lower interest paid as a result of a lower average LIBOR rate, partially offset by the impact of $17.7 million lower interest received on bank deposits and money market funds and $327.2 million higher taxes paid, which was driven by $356 million in payments made to the Government of Mongolia relating to the 2013 to 2015 and 2016 to 2018 tax assessments subject to international tax arbitration proceedings.

Q4’21 vs Q4’20

•

Revenue of $503.9 million in Q4’21 increased 24.4% from $405.1 million in Q4’20. Revenue increased due to 35.8% higher average copper prices and 54.5% higher gold sales volumes. Q4’21 production volumes of copper and gold decreased by 6.5% and 10.2% respectively, as a higher proportion of mill feed came from lower grade sources.

•

Income for the period was $207.3 million in Q4’21 versus $241.6 million in Q4’20, reflecting higher tax charges and total operating cash costs[15] offset by $98.8 million higher revenue. The increase in revenues reflects higher copper prices and gold volumes. There was a $19.7 million de-recognition of deferred tax assets in Q4’21 due to the utilisation of prior year tax losses (Q4’20: recognition of $86.1 million). The de-recognition in Q4’21 was due to the partial utilisation of 2016 losses against Q4’21 income, offset by an increase in temporary differences that relates primarily to tax depreciation on property, plant and equipment Income attributable to owners of Turquoise Hill in Q4’21 was $156.4 million ($0.78 per share) versus $159.9 million ($0.79 per share) in Q4’20.

•

Cost of sales of $181.4 million in Q4’21 increased 4.5% from $173.6 million in Q4’20, primarily driven by higher labour costs due to COVID-19 restrictions, higher prices for fuel and explosives and timing differences on maintenance activities.

•

Expenditures on property, plant and equipment Were $299.5 million in Q4’21 versus $263.0 million in Q4’20, comprised of $259.2 million (Q4’20: $237.5 million) in underground capital expenditure, including $57.8

13 Mining costs per tonne of material mined and milling costs per tonne of ore treated are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

14 G&A costs per tonne of ore treated is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

15 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

December 31, 2021	Page | 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

million (Q4’20: $44.5 million) in underground sustaining capital expenditure as well as $40.3 million (Q4’20: $25.5 million) in open-pit sustaining capital expenditure.

•

Total operating cash costs[16] of $246.9 million in Q4’21 increased 24.9% from $197.7 million in Q4’20, primarily due to additional COVID-19 related costs, higher processing costs due to the harder ore being mined in Phase 4B and higher fuel prices.

•	Unit cost of sales of $2.39 per pound of copper sold[17] in Q4’21 increased 14.9% from $2.08 per pound of copper sold in Q4’20, reflecting an increase in unit fixed costs from lower metal production.

•

Oyu Tolgoi’s C1 cash costs of $0.73 per pound of copper produced[18] in Q4’21 decreased from $0.76 per pound of copper produced in Q4’20, primarily reflecting the impact of a $58.2 million increase in gold revenue.

•

All-in sustaining costs of $1.66 per pound of copper produced[18] in Q4’21 increased from $1.45 per pound of copper produced in Q4’20, driven by a $14.8 million increase in open-pit sustaining capital expenditure offset by the impact of the higher gold revenue.

•

Mining costs of $2.36 per tonne of material mined[18] in Q4’21 increased 27.4% from $1.85 per tonne of material mined in Q4’20. The increase was mainly driven by timing differences on maintenance activity, higher labour costs due to COVID-19 restrictions, and higher fuel and blast costs due to market price increases.

•

Milling costs of $7.19 per tonne of ore treated[18] in Q4’21 decreased 1.3% from $7.29 per tonne of ore treated in Q4’20. The decrease is due to higher milled ore partially offset by the impact of additional maintenance costs due to bringing forward a maintenance shutdown from 2022, higher labour costs due to COVID-19 restrictions, and higher fuel and explosive costs due to market price increases.

•

G&A costs of $3.90 per tonne of ore treated[19] in Q4’21 increased 19.0% from $3.28 per tonne of ore treated in Q4’20. The increase was mainly due to higher COVID-19 related costs and higher support costs associated with preparation for the undercut.

•

Net cash generated from operating activities was $149.4 million in Q4’21 versus $69.5 million in Q4’20, reflecting a $70.0 million improvement in cash generated from operating activities before interest and tax, which resulted from a $91.0 million increase in gross margin from increased sales revenue offset by $10.6 million higher operating expenses associated with the implementation of COVID-19 controls.

OYU TOLGOI

Operations, Safety Performance and COVID-19 Update

The Oyu Tolgoi open-pit and underground workforce posted an AIFR of 0.14 per 200,000 hours worked for the period ending December 31, 2021, the lowest full-year AIFR achieved to date.

During Q4’21, Mongolia continued to experience the impact of the ongoing COVID-19 pandemic. COVID-19 restrictions in Q4’21 adversely impacted both open-pit operations and underground development, and Oyu Tolgoi’s ability to maintain normal roster changes for workers remained challenged. This resulted in a further

16 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

17 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

18 C1 cash costs per pound of copper produced, all-in sustaining costs per pound of copper produced, mining costs per tonne of material mined and milling costs per tonne of ore treated are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

19 G&A costs per tonne of ore treated is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

December 31, 2021	Page | 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

$35 million increase in estimated underground development capital since September 30, 2021. The total cumulative increase to the Definitive Estimate (the confirmatory analysis of the underground project costs and schedule contained in MSS20) underground development capital cost due to the impacts of COVID-19 through the end of Q4’21 was $175 million. This increase includes the currently known, incremental, time-related costs of COVID-19 restrictions; however, it does not include any impacts arising from associated schedule delays or delayed commitments caused by the delays to approval of the full budget uplift which has now been approved by the OT LLC board of directors (OT LLC Board). A reforecast of cost and schedule for the remaining project scope is now expected in Q2’22. The Company continues to monitor COVID-19 related impacts and will update the market as appropriate.

Oyu Tolgoi continues to implement multiple COVID-19 controls at site, including maintaining 1.5 metres social distancing, always wearing masks, regular hand washing, sanitisation, and personnel temperature checks at all high traffic areas. The Oyu Tolgoi site maintains a 5-day mandatory isolation for workers prior to entering the mine site. In Ulaanbaatar, office-based employees are working under flexible work arrangements.

With the arrival of the Omicron variant of COVID-19, cases increased at site during early 2022, however shorter quarantine periods have been maintained and cases are being managed well. Some interruption to work progress is expected in Q1’22 as a result and the Company continues to monitor the situation.

Oyu Tolgoi concentrate shipment volumes to customers remained challenged during the quarter and above target inventory levels remained at the end of Q4’21. The challenges were mainly a continuation of the COVID-19 related Mongolia / Chinese border restrictions that resulted in force majeure being declared from March 30, 2021. Shipments to Chinese customers recommenced on April 15, 2021, and Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions. The force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure OT LLC’s ability to meet its on-going commitments to customers and to return onsite concentrate inventory to target levels.

Selected Operational Metrics

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2021	4Q 2020	Change	Full Year 2021	Full Year 2020	Change

Open pit material mined (‘000 tonnes)	23,979	23,663	1.3%	84,983	97,694	(13.0%)

Ore treated (‘000 tonnes)	10,573	9,594	10.2%	39,124	40,200	(2.7%)

Average mill head grades:

Copper (%)	0.46	0.50	(8.0%)	0.50	0.46	8.7%

Gold (g/t)	0.38	0.41	(7.3%)	0.54	0.24	125.0%

Silver (g/t)	1.27	1.16	9.5%	1.26	1.18	6.8%

Concentrates produced (‘000 tonnes)	182.7	190.2	(3.9%)	749.6	693.1	8.2%

Average concentrate grade (% Cu)	21.3	21.9	(2.7%)	21.7	21.6	0.5%

Production of metals in concentrates:

Copper (‘000 tonnes)	38.9	41.6	(6.5%)	163.0	149.6	9.0%

Gold (‘000 ounces)	79	88	(10.2%)	468	182	157.1%

Silver (‘000 ounces)	238	231	3.0%	977	876	11.5%

Concentrate sold (‘000 tonnes)	165.9	181.5	(8.6%)	669.2	669.6	(0.1%)

Sales of metals in concentrates:

Copper (‘000 tonnes)	34.4	37.9	(9.2%)	139.4	137.8	1.2%

Gold (‘000 ounces)	102	66	54.5%	435	150	190.0%

Silver (‘000 ounces)	192	194	(1.0%)	783	760	3.0%

Metal recovery (%)

Copper	80.1	85.9	(6.8%)	82.8	79.6	4.0%

Gold	59.3	68.8	(13.8%)	68.4	58.6	16.7%

Silver	55.1	64.3	(14.3%)	61.6	56.4	9.2%

December 31, 2021	Page | 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyut Open-Pit Operations and Hugo North Underground

Despite the challenges to workforce levels, the full year 2021 copper production was 9.0% higher and gold production was 157.1% higher than 2020. This was primarily due to the mining of higher-grade ore sourced from Phase 4B. In 2021, the concentrator received approximately 1 million tonnes of material from the underground project.

During Q4’21, open-pit mining in Phase 4B neared completion and the majority of mill feed came from other phases and stockpile material. Consequently, both copper and gold production for Q4’21 was lower than Q4’20.

Mill throughput of 10.6 million tonnes in Q4’21 was higher than Q4’20 of 9.6 million tonnes primarily due to softer ore in the mill feed in the quarter.

The Oyu Tolgoi team continues to work to optimise the integrated mine plan with the goal of moving metal earlier in the 5-year window. The updated mine plan is expected in Q3’22, however updates will be provided earlier if the work is sufficiently developed to do so.

The underground project progressed well during Q4’21 with breakthrough of the service decline achieved and caving related development and construction continuing. MHS1 construction was completed in Q4’21. MHS1 commissioning and construction of the first on-footprint truck chute, a key enabler for production, was achieved in February 2022, and sustainable production is still expected in H1’23.

Although COVID-19 related restrictions continued to impact shaft activities, progress was made during the quarter. Shaft 4 sinking activities re-commenced in October 2021, with advancement now at 148 metres below ground level. Shaft 3 readiness works continued, with sinking commencement expected by the end of Q1’22. In response to slower than planned sinking rates at Shaft 4, a productivity improvement programme is underway, and outcomes will be applied to activities in both shafts.

Following progress in negotiations with the Government of Mongolia, all undercut readiness criteria were considered to be achieved on January 24, 2022 with the OT LLC Board having unanimously approved commencement of the undercut. On January 25, 2022, a ceremony was held at the mine site to coincide with the commencement of undercutting.

Ahead of the first drawbell blast, expected in Q3’22, development and construction work on the extraction level continues with drawbell drives in the initiation area being excavated, drawpoint construction underway and concrete roadways laid, as well as continued construction work on truck chutes supporting Panel 0.

Following undercut commencement in January 2022, Panels 1 and 2 are expected to be delayed due to COVID-19 related work restrictions impacting both Shafts 3 and 4 and underground development progress as well as changes to mining scope previously disclosed.

The table below provides the Company’s currently estimated key milestone dates as compared to corresponding milestone dates disclosed in the 2020 Oyu Tolgoi Technical Report (2020 OTTR):

Milestone	2020 OTTR	Actual or Currently Projected Dates
Start Undercut blasting	July 2021	January 2022 (Actual)
MHS 1 (including Crusher 1) commissioning	Q4’21	February 2022 (Actual)
First drawbell blasted	May 2022	Q3’22
Sustainable Production (sustainable cave propagation)	February 2023 (~30 drawbells active(1))	H1’23 (~ 21 drawbells active(1))
First drawbell Panel 2	Q4’24	H1’26
First drawbell Panel 1	H2’26	H1’27
Shaft 3 commissioned	H1’22	H2’23(2)
Shaft 4 commissioned	H1’22	H2’23(2)

December 31, 2021	Page | 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(1)

Design refinements identified that a minor modification to undercut sequence following additional geotechnical assessment of cave initiation conditions, changed the estimated number of drawbells to reach critical hydraulic radius, which is the point at which sustainable production is anticipated to commence. Critical hydraulic radius is an estimated factor, based on the best available data but some variability in the exact number of drawbells needed to reach critical hydraulic radius could occur with the potential for the requirement to be more or less than 21 drawbells.

(2)	Delays to Shafts 3 and 4 remain materially aligned to the Company’s disclosure in Q4’21.

As at the end of Q4’21, cumulative* underground development progress was 63,418 equivalent metres (eqm) and cumulative* Conveyor to Surface advancement was 15,862 eqm.

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines**
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2
Q2’20	5.5	5.1	10.6
Q3’20	4.7	4.1	14.3
Q4’20	4.2	3.8	8.5
2020	19.9	18.4	36.6
Q1’21	3.5	2.9	13.5
Q2’21	1.7	1.2	11.6
Q3’21	2.2	1.8	8.1
Q4’21	3.3	2.7	14.9
2021	10.6	8.7	48.1
Total	63.4	53.7	240.1

Notes:

 Totals may not match due to rounding.

 *  Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

** Excludes Conveyor Declines but includes sustaining capital development metres in the quarter.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5

December 31, 2021	Page | 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
Q3’20	0.9	0.9	0.0
Q4’20	1.0	1.0	0.0
2020	4.0	3.6	10.1
Q1’21	0.8	0.8	0.0
Q2’21	0.7	0.6	3.2
Q3’21	0.6	0.6	1.6
Q4’21	0.7	0.3	10.2
2021	2.9	2.3	15.0
Total	15.9	14.2	41.7

Note: Totals may not match due to rounding.

The additional 2021 development cost impact of the known COVID-19 delays up to the end of 2021 is estimated to be approximately $175 million, and additional impacts are expected as COVID-19 restrictions persist into 2022, albeit at reduced levels. The Company continues to monitor the impacts associated with COVID-19 delays and other issues impacting the underground development capital estimate as well as the overall project schedule. The manager is reviewing the cost and schedule following undercut commencement and is expected to provide an update in Q2’22.

OT LLC spent $259.2 million on underground capital expenditure during Q4’21, including $57.8 million of underground sustaining capital expenditure. Total underground capital expenditure from January 1, 2016, to December 31, 2021, was approximately $5.4 billion, including $0.3 billion of underground sustaining capital expenditure. Underground capital expenditure on a cash basis includes VAT and capitalised management services payments but excludes capitalised interest. In addition, OT LLC had contractual obligations20 of $0.4 billion as at December 31, 2021. From the restart of project development in 2016 through December 31, 2021, Oyu Tolgoi has committed over $4.0 billion to Mongolian vendors and contractors.

Incremental Mine Design Refinements

Panel 1 and Panel 2 are the focus of additional study work, which will continue through to 2023. The study work includes:

●	Design optimisation for Panel 2
●	Design optimisation for Panel 1
●	Pillar recovery assessment

To support the mining studies, additional data is being collected via a surface and underground drilling programme. The focus of the drilling programme during Q4’21 was the northern part of Panel 1 and the southern part of Panel 2. Although drilling slowed during Q4’21, the study work remains broadly on schedule.

20 Contractual obligations is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

December 31, 2021	Page | 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Preliminary results from the ongoing Panel 2 mine design optimisation are expected in H1’22. The scope of this study includes a review of the base case, including optimisation of the extraction drive orientation and the undercut strategy, reducing exposure to caving-related risks. Risk reduction efforts could alter the mining sequence within panels which may result in movement of the metal profile. The initial focus is on the northern section of Panel 2, where additional data is already available and will be expanded to include the southern section in the latter part of 2022.

The Panel 1 and Pillar Recovery studies are scheduled for completion in early 2023.

FUNDING OF OT LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded OT LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, OT LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at December 31, 2021, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to OT LLC was $8.1 billion, including accrued interest of $2.2 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in OT LLC on behalf of state-owned Erdenes. These funded amounts earned interest at an effective annual rate of LIBOR plus 6.5% and were expected to be repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of OT LLC common share dividends. Erdenes also had the right to reduce the outstanding balance by making cash payments at any time. As at December 31, 2021, the cumulative amount of such funded amounts was $1.4 billion, representing 34% of invested common share equity, with unrecognised interest on such amounts of $1.0 billion. As announced on January 24, 2022, as part of the resolution of outstanding issues relating to the development of the Oyu Tolgoi underground project and the entering into of key agreements with the Government of Mongolia (the GoM Agreements), the Company agreed to waive in full the outstanding balance in relation to these funded amounts.

On December 30, 2021 the Parliament of Mongolia passed Resolution 103 to resolve the outstanding issues among the Company, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92 (see the section “Government Relations - Negotiations with Government of Mongolia” of this MD&A). Resolution 103 placed financing debt restrictions that will limit the Company’s ability to fund OT LLC with shareholder debt or to carry common share investments in OT LLC on behalf of Erdenes until sustainable production is achieved, which is currently expected in H1’23.

As at December 31, 2021, Turquoise Hill had $0.7 billion of available liquidity in the form of cash and cash equivalents, which, under current projections and together with the various sources of funding available to the Company under the Amended and Restated Heads of Agreement (the Amended HoA) dated as of January 24, 2022 between the Company and Rio Tinto International Holdings Limited (RTIH), are expected to provide the Company with sufficient liquidity and resources to meet its minimum obligations for a period of at least 12 months from the balance sheet date of December 31, 2021.

The Amended HoA replaced the prior Heads of Agreement, entered into on April 9, 2021, which itself replaced the non-binding Memorandum of Understanding that Rio Tinto and Turquoise Hill entered into on September 9, 2020. The Amended HoA is binding and delineates a comprehensive funding arrangement (the Funding Plan) to address the Company’s estimated incremental funding requirement.

Key elements of the Amended HoA include:

•	Pursuing the rescheduling of principal repayments of existing debt (Re-profiling) to potentially reduce the base case funding requirement by up to $1.7 billion;
•	Seeking to raise up to $500 million of additional senior supplemental debt (SSD);

December 31, 2021	Page | 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Rio Tinto committing to provide a co-lending facility (Co-Lending Facility), incremental to the Re-profiling and the SSD, of up to $750 million to be made available once sustainable production has been achieved;

•

Rio Tinto committing to provide a short-term secured advance (RT Advance) directly to the Company by way of one or more secured advances up to a maximum of $300 million, which would be available during the debt funding restriction period identified in Resolution 103 and would be indirectly repaid out of the proceeds of the $750 million Co-Lending Facility; and

•

The Company agreeing to conduct an equity offering in a form of its choosing of at least $650 million (Initial Equity Offering) (including a Rio Tinto pro rata participation) by no later than August 31, 2022.

Under the current base case assumptions, additional equity in excess of the initial $650 million would not be required if the Re-profiling, SSD and Co-Lending Facility are fully successful. In addition, the Amended HoA provides that, if necessary, Turquoise Hill could be required to raise up to a total of $1.5 billion (less the amount raised in the Initial Equity Offering) via equity in a form of its choosing.

The requirement of Rio Tinto to advance funds under the Co-Lending Facility is subject to a number of conditions precedent set out in the Amended HoA, including, among others: that certain undertakings provided by the Company in favour of the Oyu Tolgoi project finance lenders be amended to cover the Co-Lending Facility; that terms of the Oyu Tolgoi project finance agreements with respect to a “Sponsor Senior Loan” not be amended in any material respect; the absence of new material claims and proceedings against Turquoise Hill or Rio Tinto that could adversely impact the funding elements of the Amended HoA; the absence of a material adverse change and of a “Suspensive Event” as defined under the Oyu Tolgoi project finance agreements, and operations at Oyu Tolgoi not having been suspended for certain defined periods of time; and all relevant third party approvals and consents having been obtained. The requirement of Rio Tinto to advance funds under the RT Advance is also subject to a number of conditions precedent set out in the Amended HoA substantially similar to those applicable to the Co-Lending Facility. The foregoing list of conditions does not purport to be exhaustive, and investors should refer to a copy of the Amended HoA as filed on the SEDAR and EDGAR profiles of the Company.

In light of the financing debt restrictions in Resolution 103, until sustainable production is achieved (currently expected in H1’23), OT LLC’s estimated funding requirements are expected to be addressed by cash on hand at OT LLC, the Re-profiling and a pre-paid copper concentrate sale arrangement between Turquoise Hill and OT LLC.

Assuming successful completion of the above elements, the Company currently estimates it can address its $3.4 billion incremental funding requirement within the new timing framework of the Amended HoA, which sets a target date for the Re-profiling of no later than December 31, 2022 and an outside date for the SSD and Co-Lending Facility to the earlier of the three months following the lifting of the debt restrictions under Resolution 103 and December 31, 2023.

Successful implementation of the Amended HoA is subject to achieving alignment with relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. However, non-fulfilment of any of the conditions precedent identified in the Amended HoA would also adversely affect the ability of the Company and OT LLC to obtain additional funding or re-profile existing debt as contemplated within the timeframe set out in the Amended HoA. The Company is in discussions with Rio Tinto regarding implementation of the Amended HoA as well as its residual funding requirements. In addition, given the uncertainties outlined above, the Company is currently assessing alternatives in the event that the timeline as outlined in the Amended HoA is not achieved.

Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	Successful implementation of the Amended HoA;
•	Changes in commodity prices and other market-based assumptions;
•	Open-pit operating performance as well as the successful implementation (or otherwise) of ongoing optimisation efforts;

December 31, 2021	Page | 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof; and
•

The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies as the Mongolian Government implements Resolution 103, as discussed in the “Negotiations with the Government of Mongolia” section of this MD&A below.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require.

As noted above, Turquoise Hill currently estimates its base case incremental funding requirement to be $3.4 billion (September 30, 2021: $3.6 billion), taking into consideration:

•	Metal price assumptions for copper and gold over the incremental funding period, as delineated in the table below;
•	The Definitive Estimate, which estimated a development capital cost of $6.75 billion;
•

The additional cost impacts of COVID-19, including the known development cost impact up to the end of 2021 of approximately $175 million. Additional impacts are expected as COVID-19 restrictions persist into 2022, albeit at reduced levels. The Company continues to monitor the impacts associated with COVID-19 delays and other issues impacting the underground development capital estimate as well as the overall project schedule;

•	The current forecast of sustainable production for Panel 0, which is H1’23;
•	The current forecast of delays to Shafts 3 and 4 (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this MD&A above); and
•

The impact of the open-pit mine redesign in response to previously reported geotechnical events, resequencing of open-pit ore phases due to the delayed commencement of the undercut as well as the impacts of COVID-19 on the open-pit waste movement (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this MD&A above).

The specific metal price assumptions used in determining the base case incremental funding gap are as follows:

Year	Copper ($ / pound)	Gold ($ / troy ounce)

2022	4.22	1,816

2023	4.06	1,789

2024	3.83	1,708

Within the base case funding requirement are $1.8 billion of scheduled principal repayments, which the Company is attempting to re-profile.

The decrease in the Company’s estimated incremental funding requirements to $3.4 billion as at December 31, 2021 (September 30, 2021: $3.6 billion) is primarily the result of updates to metal price assumptions.

Additionally, Turquoise Hill currently estimates its base case incremental funding will continue to be influenced, either positively or negatively, by various factors over the incremental funding period, many of which are outside the Company’s control, including:

•

Any further revisions to the amount of development capital required to ramp-up the underground mine production from the Definitive Estimate of $6.75 billion plus the additional $175 million in known COVID-19 related costs at December 31, 2021;

•

The timing of sustainable production and ramp-up profile and their impact on cash flows including any further COVID-19-related delays (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this MD&A above);

•

The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies to resolve remaining outstanding items relating to the Government of Mongolia’s implementation of Resolution 103 as discussed in the “Negotiations with the Government of Mongolia” section of this MD&A below;

December 31, 2021	Page | 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Changes to the amount of cash flow expected to be generated from open-pit operations, net of underground and open-pit sustaining capital requirements;
•	Further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof; and
•

Changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement).

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $3.4 billion base case estimate, and such variance may be significant. See the sections “Risks and Uncertainties” and “Forward-Looking Statements and Forward-Looking Information” in this MD&A.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC. The remaining 34% interest in OT LLC is held by Erdenes. Turquoise Hill was obliged to fund Erdenes’ share of Oyu Tolgoi’s funding requirements until September 2016, and Erdenes’ share of the capital costs and operating costs of the underground mine until September 2021 under the ARSHA and the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) entered into on May 18, 2015 between, among others, the Company, the Government of Mongolia, Erdenes and OT LLC.

Underground construction recommenced in May 2016 when OT LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and OT LLC. Approval followed the signing of the UDP in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, OT LLC and an affiliate of Rio Tinto (Investment Agreement or IA). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Oyu Tolgoi Special Committee Independent Consulting Group Report

As previously disclosed by the Company, a special committee of Turquoise Hill’s board of directors, comprised solely of independent directors of the Company (the Special Committee), has been independently reviewing the construction delays and cost overruns that were disclosed to Turquoise Hill by Rio Tinto OT Management Limited, a subsidiary of Rio Tinto, (Rio Tinto Manager) and publicly announced by the Company and Rio Tinto in July 2019. The Special Committee was formally constituted in December 2020 to carry out this review.

Also, as announced on December 1, 2020, the OT LLC Board established a special board committee (the OT Special Committee) comprised of two representatives of Erdenes and two representatives of the Company to investigate the causes of the increase in cost and schedule extension to the underground development of Oyu

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Tolgoi during the period between the 2016 Mongolian Statutory Study21 (previously referred to as the “2016 Feasibility Study”) and the Definitive Estimate. The OT Special Committee commissioned a report from a group of consultants (the Independent Consulting Group or ICG), to conduct the review on behalf of the OT Special Committee. The work of the ICG did not include any analysis of the legal rights of OT LLC with respect to the role of Rio Tinto Manager or assess whether the conduct of Rio Tinto Manager failed to meet the standards of performance under the management agreement.

On July 31, 2021, ICG released its report (the ICG Report) and on August 9, 2021, Turquoise Hill announced that it was reviewing the ICG Report.

Following the release of the ICG Report, the plaintiffs in class action proceedings against the Company, previously commenced in the United States District Court for the Southern District of New York, and in a parallel Canadian class action before the Superior Court of Québec amended their complaints to include certain allegations concerning statements made in the ICG Report in support of their claims.

Since the release of the ICG Report, the Special Committee continued to carry out its review of project cost overruns and schedule delays and the performance of Rio Tinto Manager. This work has been performed in parallel with the work of the Company’s independent directors in overseeing the negotiations of a comprehensive agreement with the Government of Mongolia and the Amended HoA.

In connection with the Company’s negotiations with Rio Tinto with respect to the agreements with the Government of Mongolia and the Amended HoA, the Special Committee has sought to achieve a comprehensive solution that allows all parties to move forward in a manner that advances the development of the project for the benefit of all stakeholders, including the Mongolian people and Turquoise Hill’s shareholders.

In assessing whether the terms of the agreements with the Government of Mongolia and Amended HoA should be recommended for approval by the board of directors of the Company (the Board of Directors), the Special Committee, with the advice of external advisors, considered the following non-exhaustive list of considerations: the proposed agreements with the Government of Mongolia and the Amended HoA; views expressed by the Government of Mongolia and various minority shareholders with respect to Rio Tinto Manager’s performance; Rio Tinto’s position with respect to Rio Tinto Manager’s performance; inherent risks in large underground project development; and the terms of the agreements between the Company, OT LLC, and Rio Tinto, including those which establish a “gross fault” standard for liability for Rio Tinto Manager and the absence of guarantees with respect to project cost or time for completion.

The Special Committee further considered the significant benefits of resolving all matters amongst the parties, including enabling the parties to proceed with the undercut, avoiding further delays that would likely arise if the parties were unable to resolve outstanding issues and the additional costs and potential value destruction of such delays as well as the value of the concessions offered by Rio Tinto in amending the terms of the HoA. After weighing these and other considerations, the Special Committee determined that it would be in the best interests of the Company to obtain a comprehensive resolution of outstanding issues between all parties involved in the Oyu Tolgoi underground project that enables the project to move forward. The Special Committee recommended to the Board of Directors that the Company accept the terms in the Amended HoA and not assert any claims of breach of any obligation of Rio Tinto or its affiliates under any agreement between the Company or any of its subsidiaries and Rio Tinto or any of its affiliates based on facts available to and known by the Company as of the date of the Amended HoA.

21 The 2016 Mongolian Statutory Study is neither a “feasibility study” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) nor as defined under the CIM (Canadian Institute of Mining, Metallurgy and Petroleum) Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council (CIM Definition Standards).

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Negotiations with Government of Mongolia

In Q4’21, negotiations between Turquoise Hill, Rio Tinto and various Mongolian governmental bodies continued to progress towards resolution of the outstanding items necessary to enable undercut commencement including approval for registration of the updated Resources and Reserves (RR19) through the Minerals Council of Mongolia in Q4’21 and submission for assessment of the updated Mongolian Statutory Study (MSS20)22.

On December 13, 2021 Rio Tinto and the Company made a joint offer to the Government of Mongolia with the aim of resetting the relationship and allowing all parties to move forward together. Subsequently on December 30, 2021 the Mongolian Parliament passed Resolution 103 that aimed to improve the benefits to Mongolia from the Oyu Tolgoi project and set out a number of required measures to resolve the outstanding issues in relation to Parliamentary Resolution 92.

In parallel, on December 30, 2021, the OT LLC Board approved the operating programme and budget for OT LLC’s 2022 financial year, consisting of over $780 million related to commitments to enable the Oyu Tolgoi underground project to continue to progress towards undercutting, sustainable production and ramp-up.

On January 24, 2022, the Company announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and that the OT LLC Board had unanimously approved the commencement of the undercut, namely the commencement of blasting that will start the Oyu Tolgoi underground mine production and the full Definitive Estimate underground development budget of $6.75 billion.

The decision to approve the undercut represented a reset of the relationship with the Government of Mongolia with a view to delivering economic benefits to all stakeholders including the people of Mongolia and followed resolution of many of the conditions required in Resolution 103 including:

•	Turquoise Hill agreeing to waive in full the US$2.4 billion carry account loan of Erdenes. See the section “Funding of OT LLC by Turquoise Hill” in this MD&A;
•	Improved cooperation with Erdenes in monitoring the Oyu Tolgoi underground development and enhancing environment, social and governance (ESG) matters;
•	The approval of the ESA; and
•	The establishment of a funding structure at OT LLC that does not incur additional loan financing prior to sustainable production for Panel 0 (expected in the first half of 2023).

The Company continues to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, namely the formal termination of the UDP and resolution of the outstanding OT LLC tax arbitration.

On January 25, 2022, undercutting commenced with a celebration on site to mark the occasion, with dignitaries from the Government of Mongolia as well as Rio Tinto and Turquoise Hill in attendance.

Oyu Tolgoi Mine Power Supply

OT LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the subsidiary of Inner Mongolia’s power grid company.

OT LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between OT LLC and the

22 Previously referred to as “OTFS20”. MSS20 is neither a “feasibility study” within the meaning of NI 43-101 nor as defined under the CIM Definition Standards.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Government of Mongolia in December 2018 provided a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine.

In June 2020, OT LLC and the Government of Mongolia entered into an amendment to the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress a Government of Mongolia funded, owned and operated power plant at Tavan Tolgoi, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine.

The PSFA Amendment provided that if certain agreed milestones are not met in a timely manner, OT LLC would be entitled to select from, and implement the alternative power solutions specified in the PSFA Amendment, including a coal-fired power plant at Oyu Tolgoi, the Mongolian grid or a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

The three PSFA Amendment milestones were not met by the original dates of March 1, 2021, March 31, 2021, and July 1, 2021.

On January 26, 2022, OT LLC entered into the ESA with, amongst others, Southern Region Electricity Distribution Network to provide OT LLC with power from the Mongolian grid. Power will be delivered pursuant to the ESA once certain technical conditions are satisfied.

The ESA has a term of 20 years from the date on which supply commences and provides a pathway to meeting OT LLC’s long-term power requirements from domestic power sources.

While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, OT LLC will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between NPTG and IMPIC for a three-year fixed term extension to 2026, potentially followed by an extension to up to 2030, if required. The outstanding commercial terms are in the process of being finalised.

Oyu Tolgoi Tax Assessments

On January 16, 2018, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by OT LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, OT LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that OT LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement and Chapter 8 of the UDP. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by OT LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA also proposed a $1.4 billion adjustment to the balance of OT LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, Turquoise Hill announced that OT LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that OT LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its statement of claim to include certain matters raised in the 2016 to 2018 Tax Assessment. OT LLC’s application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

was accepted. In addition to those matters included within the statement of claim, there are certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments, which are being addressed in local Mongolian tax courts. As there is less certainty with respect to the resolution of these matters, the Company has accrued for certain amounts and has also adjusted its loss carry forwards.

In February 2021, OT LLC received notices of payment totalling approximately $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment, and in March 2021, OT LLC received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by OT LLC within 10 business days from the dates of the notices of payment. Under the same legislation, OT LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (GOM Defence and Counterclaim) in relation to the tax arbitration proceeding. Turquoise Hill was not a party to the arbitration, but the GOM Defence and Counterclaim requested that the arbitral tribunal add both the Company and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of OT LLC’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia also makes assertions surrounding previously reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event OT LLC’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the Investment Agreement is void.

The Company denied the allegations relating to it in the GOM Defence and Counterclaim and filed a submission to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. As announced by the Company on January 17, 2022, following a hearing on this issue, the arbitral tribunal issued a ruling deciding that Turquoise Hill not be added as a party to the arbitration.

As described above, Resolution 103 authorised certain measures to be completed by the Government of Mongolia in order for Resolution 92 to be considered formally implemented. As announced on January 24, 2022, the Company remains committed to continue to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding matters of Resolution 103, including resolution of the outstanding tax arbitration.

The Company remains of the opinion that the tax positions adopted by OT LLC in its tax filings were correct and that OT LLC has paid all taxes and charges required under the Investment Agreement, the ARSHA, the UDP and Mongolian law.

On February 11, 2022, the arbitral tribunal issued a Partial Award confirming its earlier ruling that Turquoise Hill not be added as a party to the tax arbitration. On the same day, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months (until August 11, 2022) or until 21 days from when the tribunal receives notice from OT LLC or the Government of Mongolia to terminate the suspension.

Anti-Corruption Authority Information requests

On March 1, 2022, OT LLC notified the Company that it received a letter from the Mongolian Anti-Corruption Authority requesting certain documents and information relating to an investigation regarding the underground construction work. The Company has no further details at this time and will update the market as appropriate.

CLASS ACTION COMPLAINTS

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. Defendants moved to dismiss the operative amended complaint on October 19, 2021, under Rule 12(b)(6) of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act of 1995, for failure to state a claim. As of December 17, 2021, the motion is fully briefed and pending before the Court. The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021 which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). On January 7, 2022 the plaintiff re-amended the claim to include allegations relating to developments arising since the previous amended complaint was filed. The Company and the other defendants expect to produce their evidence to contest certification of the class action at the end of March 2022. No hearing has been scheduled yet. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “RISKS AND UNCERTAINTIES” section of this MD&A.

CORPORATE ACTIVITIES

Exploration

Turquoise Hill, through its wholly owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration programme in Mongolia on licences that are not part of Oyu Tolgoi. Turquoise Hill owns three exploration licences: Bag and Od-2 in the Umnugobi province and Khatavch in the Dornogovi province.

In 2021, the team successfully completed field work on all three of its exploration licences. The field work was completed safely and efficiently, which is a remarkable achievement given the many challenges associated with the COVID-19 pandemic. During Q4’21, the results from the geophysical survey at Bag and Od-2 were received. The results identified two potential drill targets that will be followed up in 2022. Also during Q4’21, the team completed field work at Khatavch. The results of this work show several areas of interest which will be followed-up via further mapping, sampling, and high-resolution ground magnetics in 2022.

As part of Turquoise Hill’s exploration growth strategy, the team continues to pursue other land opportunities. During Q4’21, the exploration team reviewed a total of 154 land areas that were made available for tender by the Mineral Resources and Petroleum Authority of Mongolia. To date, none of the declared areas have been of interest due to unfavourable geological terrains and/or mineralisation style.

Executive Appointment

On March 4, 2021, the Company announced the resignation of its Chief Executive Officer, Ulf Quellmann, effective March 3, 2021 and the appointment of Steve Thibeault as Interim Chief Executive Officer. Mr. Quellmann also resigned as a director of the Company, and Mr. Thibeault was appointed as a director.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INCOME AND OTHER TAXES

The Company recorded an income statement charge of $311.8 million for income and other taxes during 2021, compared with a credit of $306.4 million in 2020. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement charges within income and other taxes for 2021 of $277.8 million. During 2021, there was a decrease to the amount of Mongolian deferred tax assets recognised of $279.4 million and increase to Canadian deferred tax assets of $1.6 million.

Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses was assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognised in previous periods.

The adjustment to the Mongolian deferred tax assets in 2021 represented a decrease of $308.3 million in the recognised deferred tax assets for prior year losses and other temporary differences, mainly related to property, plant and equipment. Operating losses and accrued but unpaid interest expense incurred by OT LLC during 2021 increased the recognised deferred tax assets by $28.9 million.

The adjustment to the previously recognised deferred tax asset for prior year losses and other temporary differences were due in part to the utilisation of prior year losses carried forward against taxable income in the year combined with the changes made to mine plan operating assumptions, which led to an increase in the amount of loss carry forwards and temporary differences estimated to expire unutilised. Updated mine plan assumptions during the year reflected the expected delays in sustainable production to the first half of 2023 and in commencement of production from Panel 2, and to a lesser extent Panel 1, driven by the forecast delay on Shafts 3 and 4 development that were announced in the third quarter results.

An effective tax rate of approximately 30% during 2021 arose as the Company reported income from continuing operations before tax of $992.9 million while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $311.8 million.

During 2020, there was an increase to the amount of Mongolian deferred tax assets recognised of $347.3 million and a reduction to Canadian deferred tax assets of $0.6 million.

The adjustment to the Mongolian deferred tax assets in 2020 represented an increase of $270.7 million in the recognised deferred tax assets for prior year losses and other temporary differences, mainly related to property, plant and equipment. In addition, operating losses and accrued but unpaid interest expense incurred by OT LLC during 2020 increased the recognised deferred tax assets by $76.6 million.

A negative tax rate of approximately 150% during 2020 arose as the Company reported income from continuing operations before tax of $188.2 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $306.4 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of approximately 100%, primarily because of different tax jurisdictions applying different tax rates to intercompany loan interest, recognition of previously unrecognised deferred tax assets and/or de-recognition of deferred tax assets previously recognised.

Additional income statement information, including income and other taxes relating to OT LLC and the Company’s corporate operations is provided in Note 3 – Operating segment – to the consolidated financial statements.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Operating activities. Net cash generated from operating activities was $576.1 million in 2021 versus $40.9 million in 2020. Cash generated from operating activities before interest and tax was $1,210.8 million in 2021 versus $371.2 million in 2020, resulting from a $939.9 million increase in gross margin from increased sales revenue partially offset by higher operating costs.

Interest paid in 2021 was $276.4 million versus $316.8 million in 2020 due to a lower average LIBOR rate. Interest received in 2021 was $2.7 million versus $20.4 million in 2020, primarily due to lower funds invested in bank deposits and money market funds and the impact of the Company earning no interest in 2021 on its deposit with Rio Tinto under the Cash Management Services Agreement entered into on December 15, 2015 as part of project financing (CMSA), as the deposit was fully drawn during Q2’20. $361.0 million of income and other taxes were paid in 2021 versus $33.9 million in 2020. $356 million in payments made by OT LLC in Q1’21 related to the 2013 to 2015 and 2016 to 2018 Tax Assessments.

Investing activities. Cash used in investing activities was $957.2 million in 2021 versus $542.4 million in 2020, representing expenditures on property, plant and equipment of $996.9 million partly offset with proceeds from pre-production sales from the underground of $69.7 million. $29.9 million was spent by the Company in Q1’21 on the purchase of copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. Cash used in investing activities in 2020 reflects capital expenditure of $1.1 billion (net of pre-production proceeds of $26.1 million) offset by $511.3 million withdrawn from the Company’s CMSA deposit with Rio Tinto.

Financing activities. Cash used in financing activities in 2021 was $47.6 million, compared to $27.6 million in 2020, representing principal repayments made on the project finance facility and other payments made in relation to lease liabilities.

Liquidity

As at December 31, 2021, Turquoise Hill had consolidated cash and cash equivalents of approximately $0.7 billion (December 31, 2020: $1.1 billion) and consolidated working capital23 of negative $68.8 million (December 31, 2020: negative $123.1 million). The movement in consolidated working capital during 2021 was primarily due to higher inventories offset by lower receivables. These variances were largely a result of increased inventory towards the end of the year due to COVID-19 related border restrictions. Consolidated working capital is expected to remain negative while expenditure on underground development continues and associated payables are recorded.

Turquoise Hill manages liquidity risk by the preparation of internally generated short-term cash flow forecasts. These short-term cash flow forecasts consider the aggregation of non-cancellable obligations together with an estimation of future operating costs, financing and tax costs, capital expenditures and cash receipts from sales revenue. Among other things, the Company’s short-term cash flow forecasts at December 31, 2021 also gave consideration to:

•	Possible impacts of the COVID-19 pandemic, including the increase of $175 million to the estimate of underground development capital included in the Definitive Estimate;
•	The impact of expected first sustainable production for Panel 0 in H1’23;
•	The impacts of resequencing of ore phases of the open-pit mine and the open-pit geotechnical events disclosed earlier in the year as well as delayed open-pit waste movement;
•	The estimated impact on the timing of cash receipts resulting from the ongoing force majeure that was announced by the Company on March 30, 2021; and

23 Consolidated working capital is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Plans to access additional sources of funding under the Amended HoA where management consider implementation of those plans to be probable.

As at December 31, 2021, the Company had $0.7 billion of liquidity in the form of cash and cash equivalents. Sensitivity analyses are performed over the short-term cash flow forecasts including the impact of estimated commodity prices on cash receipts. Liquidity forecasts reflect management’s assessment of the probability of executing on the additional sources of funding included within the Amended HoA. The additional funding needed is expected to be provided through proceeds from the Initial Equity Offering as well as the Re-profiling. The Initial Equity Offering is considered by management to be probable. Management also considers the timeframe and acceptability of expected terms and conditions for the Re-profiling to be probable. However, if Re-profiling is delayed, the Company has access to the committed RT Advance of $300 million. On the basis of all of the foregoing, the Company believes that its $0.7 billion of available liquidity as at December 31, 2021, together with the various sources of funding available to the Company under the Amended HoA, should provide it with sufficient liquidity and resources to meet its minimum obligations for a period of at least 12 months from the balance sheet date of December 31, 2021, including its operations and capital expenditures, over the same period. Turquoise Hill also expects to access the incremental financing to sustain its operations and underground development beyond this period through further implementation of the Amended HoA (see “Funding of OT LLC by Turquoise Hill” of this MD&A).

Capital Resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, OT LLC signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down as at December 31, 2021. The additional $0.1 billion would be available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of December 31, 2021, the full original net proceeds of $4.2 billion had been advanced to OT LLC24.

The project finance lenders have agreed to a debt cap of $6.0 billion thus allowing for the potential of an additional $1.6 billion of SSD to be raised in the future subject to meeting certain requirements relating to the tenor, amount and timing of debt service obligations of such SSD and other customary conditions. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which may include the construction of one of the alternative power solutions specified in the PSFA Amendment (see “Oyu Tolgoi Mine Power Supply” of this MD&A). The restrictions imposed by Resolution 103 on additional third party funding at OT LLC until achievement of sustainable production, which is currently expected in H1’23, means that SSD would not be drawn down until after sustainable production. However, negotiations with the project finance lenders can start before sustainable production is achieved.

OT LLC has notified the senior project finance lenders that the commencement of the undercutting for the underground mine in January 2022 may constitute an event of default under the Common Terms Agreement as a material amendment to the mine plan that existed at the time project finance was secured and could indirectly result in Oyu Tolgoi’s inability to meet the original project completion longstop date specified in the project finance agreements. The potential event of default would not impact the existing repayment schedule for project finance debt but would allow the project finance lenders to restrict further drawdown of debt. OT LLC has requested a waiver of this potential event of default.

The Company’s accumulated deficit as at December 31, 2021 was $2.9 billion, compared to $3.4 billion at December 31, 2020.

24 Please refer to Section – Our Business – on page 6 and to Section – RELATED-PARTY TRANSACTIONS – on page 50 of this MD&A.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

See also the section “Funding of OT LLC by Turquoise Hill” of this MD&A for a discussion of future capital requirements.

SHARE CAPITAL

As at December 31, 2021 the Company had a total of 201,231,446 common shares issued and outstanding.

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Copper and Gold Markets

Copper price started Q4’21 strongly, rising above $10,500/t in mid-October, challenging the record-high set in May 2021. This happened as inventory was rapidly withdrawn from exchange warehouses globally. The cash-3M backwardation reached a record of greater than $1,000/t on October 20, 2021. Although spreads narrowed after temporary rule changes by the London Metal Exchange, the event highlighted tightness in spot market. Chinese smelters exported cathode in response to the backwardation, but volumes were muted with reports of only around 15kt delivered abroad. In November, concerns on availability of VAT invoice on copper cathode imports in China also increased Chinese domestic premiums. Despite a backdrop of COVID-19, rising inflation, logistical issues, and troubles in the Chinese property market, prices ended the year averaging at $9,774/t, 5% higher than the 2020 average. In 2022, fundamentals will continue to support high copper prices, notwithstanding the risk to economic growth posed by the new COVID-19 Omicron variant.

The 2022 benchmark treatment and refining charges (TC/RCs) were settled at $65/t and 6.5c/lb in December 2021. This represents a 9% increase on 2021 levels, the first rise in the benchmark TC/RCs in seven years. Spot activity was muted in Q4’21 as market participants focused on benchmark negotiations, and Chinese smelters were reportedly well stocked. Spot treatment charges (TCs) traded in the high $50s for most of Q4’21. Concerns over spread of Omicron and resultant impact on supply chains and mine supply disruptions amongst other factors could see potential near-term tightness on the concentrates market in 2022.

Gold prices traded sideways for most of Q4’21 averaging $1,800/oz for 2021 – a 13% drop from August 2020 when prices touched record-high of $2,067/oz. Physical demand for bars and coins were strong but exchange traded funds (ETFs) saw a net outflow over the course of 2021. With attention firmly turning to interest rate hikes this year, we expect gold prices to trend lower. However, stronger than anticipated inflation, or worsening geopolitical tensions, may help temper the downward price trend.

Foreign Exchange Rates

OT LLC’s sales are determined and settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within the section “Contractual Obligations” and “Oyu Tolgoi Mine Power Supply” of this MD&A, as at December 31, 2021, Turquoise Hill was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of the operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

December 31, 2021	Page | 27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

CONTRACTUAL OBLIGATIONS

The following table summarises Turquoise Hill’s contractual obligations25 as at December 31, 2021.

(Stated in $000’s of dollars)	Payments Due by Period (4)
	Less than 1 year	1 - 3 years	4-5 years	After 5 years	Total

Project finance facility (1)	403,483	1,446,635	1,163,810	1,268,212	4,282,140
Purchase obligations (2)	370,544	12,961	-	-	383,505
Other obligations (3)	343,768	-	-	-	343,768
Power commitments	125,600	63,214	-	-	188,814
Lease liabilities	10,727	18,877	1,875	306	31,785
Decommissioning obligations	-	-	-	349,666	349,666
Total	1,254,122	1,541,687	1,165,685	1,618,184	5,579,678

(1)	These amounts relate to principal repayments on the project finance facility.

(2)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.

(3)	These amounts include trade and other payables.

(4)

The columns are represented in dates as follows: 12 months to December 31, 2022; 24 months between January 1, 2023 and December 31, 2024; 24 months between January 1, 2025 and December 31, 2026; Beyond January 1, 2027.

The total of non-derivative financial liabilities is $4,567 million as at December 31, 2021 (December 31, 2020: $4,592 million). The total reported financial liability represents obligations that are non-cancellable.

CHANGES IN ACCOUNTING POLICIES

There were no changes in Turquoise Hill’s accounting policies during 2021.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2020.

A detailed summary of all of the Company’s significant accounting policies and the key sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next twelve months are included in Note 2 to the consolidated financial statements for the year ended December 31, 2021. While all of the key sources are important to the Company’s consolidated financial statements, the following key sources have been identified as being critical:

•	Going concern assessment;
•	Recoverable amount of property, plant and equipment;
•	Income taxes;
•	Reserves and resources;
•	Decommissioning costs;
•	Net realizable value of inventories; and

25 Contractual obligations is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information

December 31, 2021	Page | 28

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Depletion and depreciation of property, plant and equipment.

Going concern assessment

The Company has made judgements, based on an internally generated short-term cash flow forecast, in concluding that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Judgements and estimates are made in forming assumptions of future activities, future cash flows and timing of those cash flows, including cash flows relating to the financing plans in the Amended HOA whose implementation is probable in the next twelve months. Significant assumptions used in preparing the short-term cash flow forecast include, but are not limited to, short-term commodity prices, production volumes, reserves, operating costs, financing costs, development capital, and the announced equity offering. Changes to these assumptions could affect the estimate of the Company’s available liquidity and conclusion as to whether there are material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

Recoverable amount of property, plant and equipment

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use (VIU) and fair value less costs of disposal (FVLCD). The VIU is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. FVLCD is estimated either from the value obtained from an active market where applicable, or by using a discounted post-tax cash flow model based on detailed life-of-mine and/or production plans. FVLCD will always exceed VIU at Oyu Tolgoi because there is incremental value in its resources that cannot be included in a VIU assessment. Significant assumptions used in the discounted cash flow model include estimates of long-term commodity prices, discount rates, reserves and resources, operating costs, development capital, and scheduling and mine design.

These inputs are based on the Company’s best estimates of what an independent market participant would consider appropriate. Changes to these inputs may alter the results of the impairment test, the amount of the impairment charge recorded in the consolidated statement of income and the resulting carrying value of property, plant and equipment.

An indicator of impairment was identified during the year ended December 31, 2021, and an assessment of recoverable amount was undertaken as at December 31, 2021; refer to Note 13 of the Company’s consolidated financial statements for the year ended December 31, 2021.

Income taxes

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and can be subject to change. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s balance sheet and results of operations.

The Company recognises potential liabilities and records tax liabilities for uncertain tax positions based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities as facts and circumstances change. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate, which could result in material adjustments to the consolidated financial statements. Refer to Note 23 of the Company’s consolidated financial statements for further information on tax matters between OT LLC and the Mongolian Tax Authority.

The Company assesses the recoverability of deferred tax assets at each reporting period-end based on future taxable income to determine the deferred tax asset to be recognised. Significant assumptions used to determine future taxable income include estimates for long-term commodity prices, reserves and resources, operating

December 31, 2021	Page | 29

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.

Reserves and resources

Mineral reserves and resources are based on various assumptions relating to operating matters set forth in NI 43-101. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices, inflation rates and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates and operating history. The Company estimates its mineral reserves and resources based on information compiled and reviewed by qualified persons as defined in accordance with NI 43-101 requirements.

Estimated mineral reserves and resources are used to determine the depreciation of property, plant and equipment; to account for capitalised deferred stripping costs; to perform, when required, assessments of the recoverable amount of property, plant and equipment; as an input to the projection of future taxable profits which support assessments of deferred income tax recoverability; and to forecast the timing of the payment of decommissioning obligations.

Decommissioning costs

The estimate of decommissioning costs is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and judgements including estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. These assumptions are formed based on environmental and regulatory requirements and the Company’s internal policies. The costs are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value. Refer to Note 17 for the Company’s total decommissioning obligations recorded in the consolidated financial statements, the undiscounted values and the rate used to discount the liability.

Net realizable value of inventories

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value (NRV). If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and NRV is calculated on a discounted cash flow basis over the planned processing timeframe for such ore. Evaluating NRV requires management judgement in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing and costs to complete.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment is the largest component of the Company’s assets and, as such, the depreciation of these assets has a significant effect on the Company’s financial statements.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units of production method or the straight-line method. Depletion of each mineral property interest is provided on the units of production basis using estimated proven and probable reserves as the depletion basis. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset.

For long-lived assets that are depleted or depreciated over proven and probable reserves using the units of production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or depreciation.

December 31, 2021	Page | 30

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2021, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to International Accounting Standards (IAS) 16): The amendment prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Under the amendment, the Company will be required to recognise the proceeds from selling such items, and the cost of producing those items, in the Consolidated Statement of Income (Loss).

This amendment is effective for the Company’s annual reporting periods beginning January 1, 2022 with retrospective application required as it relates to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020. IAS 2 Inventories will apply to the identification and measurement of inventory produced. Identifying the related cost may require significant estimation and judgment in the selection of an appropriate method for allocating development expenditure to such inventory.

The impact of adjustments to amounts recorded within opening balances at January 1, 2020 will be to decrease the deficit reported within equity by $21 million and to increase capital work in progress within property, plant and equipment by $21 million. Upon adoption of the amendments for reporting periods starting from January 1, 2022, the restatement of the Company’s Consolidated Statement of Income and Consolidated Balance Sheet at December 31, 2021 will result in a $70 million increase to revenue, a $15 million increase in cost of sales and a $55 million increase to capital work in progress within property, plant and equipment.

None of the remaining standards and amendments to standards and interpretations, which have been issued but are not yet effective, are expected to have a significant effect on the consolidated financial statements of the Company.

RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are subject to disclosure made elsewhere in this MD&A. See, in particular, the sections in this MD&A titled “OPERATIONAL OUTLOOK FOR 2022”, “OYU TOLGOI – Oyut Open-Pit Operations and Hugo North Underground”; “FUNDING OF OT LLC BY TURQUOISE HILL” and “GOVERNMENT RELATIONS” for more specific updates regarding, among other matters, the impact of COVID-19 on Turquoise Hill’s and Oyu Tolgoi’s operations, the anticipated size of future funding requirements and the status of discussions regarding details to implement various funding elements under the Amended HoA as well as various matters involving the Government of Mongolia. The following is a summary description of the material risks and uncertainties to which the Company is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. See also the Section of this MD&A titled “Forward-Looking Statements and Forward-Looking Information”. If any of such risks or risks not currently known to the Company actually occurs or materialises, the Company’s business, financial condition or results of operations could be adversely affected, even materially adversely affected.

The Company’s ability to carry out its activities in multiple jurisdictions, including Mongolia, is subject to various legal and political risks.

Although the Company expects that the Investment Agreement and the UDP (to the extent such agreement remains enforceable) should continue to bring significant stability and clarity to the legal, political and operating environment in which the Company will develop and operate Oyu Tolgoi, the Company remains subject to

December 31, 2021	Page | 31

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

various legal and political risks in Mongolia. In addition, the Government of Mongolia also owns a significant stake in OT LLC which holds the Oyu Tolgoi property.

There can be no assurance that the Company’s assets will not be subject to nationalisation, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that the political and economic policies of neighbouring countries, including China, in relation to Mongolia will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport (including across borders) and sell its products and access construction labour, supplies and materials. There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Company’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement (and the UDP, to the extent such agreement remains enforceable) may take considerable time to enforce (if enforceable at all), this risk applies to Oyu Tolgoi despite the provisions of the Investment Agreement respecting nationalisation and expropriation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein, or that the principles agreed to under the GoM Agreements will be adhered to, including the principle that debt financing at the OT LLC level would be permitted after achievement of sustainable production for Panel 0 (currently expected in the first half of 2023). There can be no assurance that there would not be disputes resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders of OT LLC which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

The Company carries out its activities in countries which may be affected in varying degrees by political stability, government regulations (including but not restricted to those related to the mining industry) and domestic or foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations, shifts in political conditions, outbreak of war or other hostilities are beyond the control of the Company and may adversely affect its business. The Company’s mining, exploration and financing activities may be affected to varying degrees by government regulations, or other political and administrative undertakings, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company may be subject to disputes or issues with customs officials or border crossings affecting the shipment of the Company’s products in jurisdictions in which it operates, and the ability of its customers to collect such products may arise and could have an adverse effect on the Company’s ability to collect and/or recognise revenue. In addition, in the various jurisdictions where the Company operates and finances its business activities (including Mongolia, China, U.S., Canada and Europe), the Company is subject to taxes (including income taxes and mining taxes) and it may from time to time be subject to disputes with tax authorities over the interpretation and application of existing tax legislation and/or computation of taxes owing to such jurisdictions. The Company also faces risks regarding future changes in the tax laws of such jurisdictions (and future changes in the way such tax authorities interpret and apply existing tax legislation) that could increase the amount of taxes owing. In this regard, in October 2021, members of the OECD/G20 Inclusive Framework on BEPS endorsed a “Two-Pillar Solution” designed to ensure that in-scope multinational enterprises are subject to a minimum tax rate of 15% and targeting certain “base-eroding” payments made in respect of developing countries. These proposals are not yet fully developed and their potential impact on the Company cannot be determined at this time. The Company’s activities may also be affected to varying degrees by terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

Moreover, the legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of Oyu Tolgoi are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which the Company holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Company’s rights and obligations. Many laws of certain of the countries in which the Company carries out its activities have been

December 31, 2021	Page | 32

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner due to the substantial administrative discretion granted to the responsible government officials or agencies, while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. These uncertainties could limit the legal protections available to the Company. Even the Company’s best efforts to comply with applicable laws and regulations may not result in effective compliance in the determination of government representatives, which may have a material adverse impact on the Company and its share price. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

The Company may be limited in its ability to enforce the Investment Agreement and the ARSHA against Mongolia, a sovereign government.

The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi, while the ARSHA sets out, among other things, certain rights and obligations of Erdenes and the Shareholder Holdcos, with respect to their ownership in, and the management of, OT LLC. Each of the Investment Agreement and the ARSHA include a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the ARSHA, there may be limitations on the Company’s ability to enforce the terms of the Investment Agreement and the ARSHA against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding.

Resolution 92, approved by the Mongolian Parliament in November 2019, mandated the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Investment Agreement. Resolution 103 was approved by the Mongolian Parliament in December 2021 to resolve outstanding issues between the Company, Rio Tinto and the Government of Mongolia in connection with the implementation of Resolution 92. On January 24, 2022, the Company announced that it had successfully reached a mutual understanding of a renewed partnership with the Government of Mongolia and that the OT LLC Board had unanimously approved commencement of the undercut. The Company further announced the entering into of the GoM Agreements, which address the majority of the measures contemplated by Resolution 92.

If the terms of the Investment Agreement and/or the ARSHA cannot be enforced, Turquoise Hill would be limited in its ability to enforce its contractual rights and could be deprived of substantial rights and benefits arising from its investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Similarly, if the arrangements concluded pursuant to the GoM Agreements cannot be effectively enforced or if the Government of Mongolia does not abide by the terms of the GoM Agreements or wishes to revise their terms in a manner that is not in the best interests of the Company, it would be limited in its ability to enforce its contractual rights. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Company and its share price.

Resolution 103 may not be considered by the Government of Mongolia as resolving all outstanding issues in a manner and on terms that are satisfactory to the Company.

Resolution 103 was approved by the Mongolian Parliament in December 2021 to resolve outstanding issues between the Company, Rio Tinto and the Government of Mongolia in connection with the implementation of Resolution 92. Resolution 92 was approved by the Mongolian Parliament in November 2019 and mandated the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi.

On January 24, 2022, the Company announced the entering into of the GoM Agreements, which address the majority of the measures to be completed for Resolution 92 to be considered formally implemented, including the write off of the carry account loan, improved cooperation with Erdenes in monitoring underground

December 31, 2021	Page | 33

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

development and enhancing ESG matters, the approval of the ESA, and the establishment of a funding at OT LLC that does not incur additional loan financing prior to sustainable production for Panel 0. The Company stated that it continues to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, including the formal termination of the UDP and the resolution of the outstanding tax arbitration. As of the date hereof, the UDP has not been formally terminated and remains in effect.

If Resolution 103 is not deemed by the Government of Mongolia to resolve outstanding issues in a manner and/or on terms that are satisfactory to the Company, the Company could be limited in its ability to enforce its contractual rights. For example, if the UDP remains in effect (because it is not terminated in a manner and on terms that are satisfactory to the Company, or otherwise) but is not capable of being enforced, Turquoise Hill would be limited in its ability to enforce its contractual rights and could be deprived of substantial rights and benefits arising from its investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Similarly, the Company or OT LLC may not agree with the manner in which the Government of Mongolia may propose to enhance monitoring of underground development or ESG considerations. The Company’s ability to influence such outcomes may be limited. Further, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, including the continuation of the ongoing tax arbitration, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Company and its share price.

There can be no assurance that the Company will be able to secure the funding that it needs, whether under the Amended HoA or otherwise, to continue development of the Oyu Tolgoi underground mine.

Additional funding will be required to complete the development of the underground mine, which could potentially include securing and funding alternative power options pursuant to the amended PSFA. While the Amended HoA is a binding agreement which sets out a comprehensive funding arrangement to address the Company’s base case incremental funding requirements, there can be no assurance that all key elements of the Amended HoA, including the re-profiling of existing senior debt or obtaining senior supplemental debt, can be secured within the timeframes set out in the Amended HoA or on terms acceptable to Rio Tinto and the Company, or at all. In addition, there can be no assurance that the conditions precedent to the obligation of RTIH under the Amended HoA to provide the Co-Lending Facility and make the US$300 million short-term bridge financing available will be satisfied, which could all result in delays to the project development schedule.

As part of the GoM Agreements, OT LLC entered into the ESA to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid, once certain technical conditions are satisfied. While the Mongolian grid prepares to connect to Oyu Tolgoi, OT LLC will continue to import its power from Inner Mongolia, China, under an agreement between NPTG and IMPIC. However, there can be no assurance that the conditions to the implementation of the ESA will be satisfied in a timely manner, or that the required extensions to the power import agreements will be obtained, which could result in delays in securing a reliable domestic power source for Oyu Tolgoi and additional funding costs. Any such additional funding may not be available or available on reasonable commercial terms.

If the full amount of funding under the funding elements set out in the Amended HoA is not available or obtainable on reasonable commercial terms, or if the Company’s base case incremental funding requirement increases beyond the scope of the funding contemplated by the Amended HoA, the Company may be required to issue Common Shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of Common Shares and have a material adverse effect upon the market price of Common Shares. Under the terms of the covenants forming part of a financing support agreement between the Company and Rio Tinto dated December 15, 2015 (the Turquoise Hill Financing Support Agreement), the Company is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue Preferred Shares. As a result of these restrictions, in seeking to raise additional capital, the Company may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or Preferred Shares while the covenants forming part of the Turquoise Hill Financing Support Agreement are in force and effect unless it obtains a waiver or consent from RTIH permitting the incurrence of such indebtedness or the issuance of such securities. In addition, the GoM Agreements include a principle that

December 31, 2021	Page | 34

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

debt financing at the OT LLC level would be permitted only after achievement of sustainable production for Panel 0 (expected in the first half of 2023). The ability of the Company to implement all of the funding elements contemplated by the Amended HoA depends in part upon the adherence to that principle by the Government of Mongolia.

RTIH, as the holder of a majority of the Common Shares and as manager of Oyu Tolgoi, has the ability to exert a significant degree of control over the Company, OT LLC and Oyu Tolgoi.

RTIH, a wholly-owned subsidiary of Rio Tinto, together with other Rio Tinto affiliates, owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to applicable securities legislation. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Company’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required, and RTIH also effectively has the power to block or vote down any other matter proposed by the Company or any minority shareholder. In addition, under the heads of agreement entered into between Turquoise Hill and RTIH in December 2010 (as amended, the 2010 HoA) and a management agreement between an affiliate of RTIH and OT LLC entered into in June 2015, such affiliate of RTIH was appointed as manager of Oyu Tolgoi which provides such affiliate of RTIH with responsibility for the management of Oyu Tolgoi.

RTIH is also able to exert a significant degree of control over the management, development and operation of Oyu Tolgoi, as well as the Company, through a series of governance mechanisms and restrictive covenants established under the private placement agreement between the Company and RTIH in October 2006 (the Private Placement Agreement), the 2010 HoA and other agreements entered into with Rio Tinto. These include a technical committee established under the Private Placement Agreement and an operating committee established under the 2010 HoA (the Operating Committee), through which RTIH is able to control decisions respecting the business of OT LLC subject to a veto of the Company in respect of certain special matters. The Operating Committee is comprised of two nominees from each of the Company and RTIH, with an RTIH nominee serving as chairman. All decisions of the Operating Committee, other than decisions in respect of certain defined special matters, require a majority vote of the members with a casting vote of the chair in the case of a tie. Decisions in respect of “special matters”, such “special matters” being set out in the 2010 HoA, require a unanimous vote of the members of the Operating Committee, giving the Company a veto in such matters. The Operating Committee meets in advance of each meeting of the OT LLC             Board to make decisions with respect to all matters to be adopted by resolution at such meetings, and the nominees of RTIH and the Company to the OT LLC Board must exercise their voting rights under the ARSHA in accordance with the instructions given by the Operating Committee. The 2010 HoA contains provisions regarding the calling of meetings of the Operating Committee, the establishment of quorum and related procedural matters.

The interests of RTIH and the interests of the Company’s other shareholders may not necessarily be aligned in all respects and there can be no assurance that RTIH, together with other Rio Tinto affiliates, will exercise its rights as the Company’s majority shareholder and its other contractual rights under the Private Placement Agreement, the 2010 HoA and other agreements entered into with Rio Tinto in a manner that is consistent with the best interests of either the Company or the Company’s other shareholders.

The actual cost of developing Oyu Tolgoi may differ materially from the Company’s estimates, and development may involve unexpected problems or delays.

The Company’s estimates regarding the cost of development and operation of Oyu Tolgoi are estimates only and are based on many assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the underground components of Oyu Tolgoi may increase, which may have a material adverse impact on the Company, its results of operations, financial condition and share price. Specifically, the estimated schedule and cost for the completion of the underground development, including in respect of timing of sustainable first production and the development capital spend for the project,

December 31, 2021	Page | 35

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

may differ materially from what was announced following completion of the Definitive Estimate review and further technical work to be conducted in connection therewith.

In October 2021, the Company announced that previously disclosed underground delays and open-pit metal deferrals had caused an increase in the Company’s base case estimated incremental funding requirement to $3.6 billion. In October 2021, the Company also announced that COVID-19 restrictions had adversely impacted both open-pit operations and underground development, which, through the end of the third quarter of 2021, had resulted in a cumulative increase of $140 million to the estimate of underground development capital included in the Definitive Estimate.

Further, in November 2021, the Company elaborated that it then expected sustainable production for Panel 0 to be delayed to the first half of 2023, broadly in line with the then forecast 6-month delay to undercut commencement, and that the previously announced 9-month delay on Shafts 3 and 4, in combination with the COVID-related reduced underground development progress and expected changes to mining scope, would result in delays to the start of Panel 2 by approximately 14-16 months compared to the Definitive Estimate, and to the start of Panel 1 by approximately 11 months compared to the Definitive Estimate.

On January 24, 2022 in connection with the announcement of the GoM Agreements and the entering into of the Amended HoA, the Company announced that its estimated base case incremental funding requirement was US$3.4 billion as of December 31, 2021, prior to giving effect to the funding elements in the Amended HoA. The Company further announced that the OT LLC Board had unanimously approved the commencement of the undercut and that, as a result of that decision, Turquoise Hill continued to expect that sustainable production for Panel 0 would be achieved in the first half of 2023. However, there can be no assurance that all key elements of the Amended HoA, including the Re-profiling of existing senior debt or obtaining SSD can be secured within the timeframes set out in the Amended HoA or on terms acceptable to Rio Tinto and the Company, or at all. In addition, there can be no assurance that the conditions precedent to the obligation of RTIH under the Amended HoA to provide the Co-Lending Facility and make the US$300 million short-term bridge financing available will be satisfied, which could all result in delays to the project development schedule. Further, in such circumstances, the Company could be required to issue significant amounts of additional equity.

In addition to the requirements of the Investment Agreement, there are also a number of uncertainties inherent in the development and construction of any new or existing mine, including Oyu Tolgoi. These uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour; the ongoing impacts of COVID-19 on both open-pit operations and underground development; ground and rock mass conditions and stability, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for Oyu Tolgoi, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production or sustainable production. Such delays could have unforeseen impacts on disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

The mineral resource and mineral reserve estimates are estimates only and are subject to change based on a variety of factors, some of which are beyond the Company’s control.

The estimates of mineral reserves and mineral resources in the AIF, including the anticipated tonnages and grades that are expected to be achieved or the indicated level of recovery that will be realised, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques and modelling assumptions and

December 31, 2021	Page | 36

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

parameters. Large-scale continuity and character of the Company’s deposits will only be determined once significant additional drilling and sampling have been completed and analysed. Actual mineralisation or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites.

The estimated mineral resources and mineral reserves described in the AIF should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

In addition, inferred mineral resources are quoted in the AIF. Inferred mineral resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in the AIF are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralisation of the area to be mined and the sequencing of mining of various areas, changes or updates to the mine design or mine plan for underground development, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Company and its share price.

The Company’s actual production, revenues and capital expenditures may differ materially from mineral reserve estimates.

Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomical and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors, or changes, revisions or updates to the mine design or mine plan, may cause a mining operation to be unprofitable in any particular accounting period or to be worth less over the long term on a net present value (NPV) basis.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralisation uneconomic to exploit and could materially reduce the Company’s reserves and resources. Should such reductions occur, material write-downs of the Company’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in proven mineral reserves and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The Company uses prices reflecting market pricing projections in the financial modelling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

December 31, 2021	Page | 37

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

While Mineral Reserves remain stable, ongoing studies designed to optimise grade while minimising production risk in response to geotechnical conditions and other constraints on Hugo North Lift 1 may impact, either negatively or positively, the timing of metal production over the mine life.

Recent and future amendments to Mongolian laws and regulations, whether actual or the interpretation thereof, could adversely affect the Company’s activities, its mining rights in Oyu Tolgoi, or make it more difficult or expensive to develop such project and carry out mining in Mongolia.

The Government of Mongolia has put in place a legislative framework and environment for foreign direct investment, including constitutional amendments, laws and policies specific to the resource sector. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy, such as amendments relating to the purpose and principles surrounding the use of Mongolian natural resources, which could impact the distribution and allocation of social and economic benefits from mineral deposits of strategic importance in Mongolia, including the deposits of Oyu Tolgoi.

As such, it is not possible to know when, if ever, and in what form these amendments could be adopted and there can be no assurance that the present or future Parliament will refrain from enacting legislation, including constitutional amendments, that undermines the Investment Agreement or otherwise adversely impacts Oyu Tolgoi or the interests held by the Company in its mining, development and exploration properties. There can also be no assurance that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement in ways that are adverse to the Company’s interests or that impair the Company’s ability to develop and operate Oyu Tolgoi or other projects on the basis presently contemplated, which may have a material adverse impact on the Company and its share price.

In addition, mining operations, exploration and related financing activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, financing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Company’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties and the nature of related investing and financing arrangements.

Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these changes and their effect on operations or other business activities. Furthermore, changes in governments, regulations, interpretations, policies or practices could have an adverse impact on the Company’s future cash flows, earnings or results of operations and financial condition, which may have a material adverse impact on the Company and its share price.

The Investment Agreement commits OT LLC to eventually utilise only Mongolian power sources.

The Investment Agreement commits OT LLC to eventually utilise only Mongolian power sources. In June 2020, OT LLC entered into an amendment to the PSFA with the Government of Mongolia, which reflected a joint prioritisation and progression of a state-owned power plant (SOPP) in accordance with various agreed milestones, and which envisages that the Government of Mongolia would fund and construct a SOPP at Tavan Tolgoi. None of the milestones under the amended PSFA have been met. The Ministry of Energy formally notified Rio Tinto and OT LLC on February 25, 2021 that the Government of Mongolia’s preference is to supply power to the Oyu Tolgoi mine from the Central Energy System through a Mongolian grid electricity supply agreement.

On January 24, 2022, the Company announced that, in connection with the GoM Agreements, the OT LLC Board had approved the signing of the ESA to provide Oyu Tolgoi with a long-term source of power from the

December 31, 2021	Page | 38

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Mongolian grid on terms fully agreed with the Government of Mongolia, and on January 26, 2022, OT LLC entered into the ESA with, among others, Southern Region Electricity Distribution Network, pursuant to which power will be delivered to the Oyu Tolgoi mine subject to the fulfilment of certain technical conditions. While the Mongolian grid prepares to connect to Oyu Tolgoi, OT LLC will continue to import its power from Inner Mongolia, China under an agreement between NPTG and IMPIC.

However, there is no certainty that technical conditions underlying the ESA will be satisfied, that the required extensions to the power import agreements between NPTG and IMPIC will be obtained, or that any alternative power plant or arrangement for power under the amended PSFA will be sufficient to meet the Company’s future needs or be available in a timely manner. Despite the Company’s best efforts, the ability to meet its obligations under the Investment Agreement, the amended PSFA or any future agreement committing the Company to use Mongolian power sources is an obligation not necessarily within the Company’s control and non-fulfilment of this requirement may result in a default under the Investment Agreement. Such default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Company and its share price.

The Investment Agreement and the UDP (to the extent enforceable) include a number of future covenants that may be outside of the control of the Company to perform, a breach of which could have a material adverse effect on the Company and its business.

The Investment Agreement and the UDP, to the extent it remains enforceable, commit the Company to perform many obligations in respect of the development and operation of Oyu Tolgoi. While performance of many of these obligations is within the effective control of the Company, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require cooperation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Company. For example:

•

Mongolian nationals must represent at least 90% of Oyu Tolgoi employees now that commercial production has been attained in September 2013 (Commercial Production), and 50% of Oyu Tolgoi’s engineers must be Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), which targets are achieved, and increasing to 70% after ten years of achieving Commercial Production (i.e. expected after September 2023). Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Company’s control.

•

Although OT LLC has achieved Commercial Production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent OT LLC from maintaining the required Commercial Production levels.

•

OT LLC is obligated, on a priority basis, to purchase and utilise services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, other materials and spare parts manufactured in Mongolia, to the extent such services and materials are available on a competitive time, cost, quantity and quality basis, and to give preference to Mongolian suppliers of freight and transportation services required for Oyu Tolgoi. Such services, materials and suppliers may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

OT LLC has community development commitments and social responsibility obligations. There is a risk that OT LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow OT LLC to meet its commitments under the Investment Agreement.

•

The extension of the term of the Investment Agreement is subject to a number of conditions, including the Company having demonstrated that Oyu Tolgoi has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Company and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

December 31, 2021	Page | 39

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Despite the Company’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default or breach under the Investment Agreement (and the UDP, to the extent it remains enforceable). Such a default or breach could result in termination of the Investment Agreement (and the UDP) or damages accruing, which may have a material adverse impact on the Company and its share price.

In addition to the Investment Agreement (and the UDP), the Company is party to a number of other material contractual agreements with a number of third parties, including the Government of Mongolia and Rio Tinto. Should the Company breach any of these agreements, it could face consequences that could have an adverse effect on its share price and/or on the operations of Oyu Tolgoi, the Company’s main asset. Rio Tinto, as the Company’s majority shareholder and as manager of Oyu Tolgoi, could materially affect the business of the Company if it were to claim damages for a breach of an agreement against the Company or require specific performance of an obligation that the Company is unable to comply with.

There are risks associated with mining companies operating sustainably, their community relations and their social licence to operate.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities, including as described in greater detail in the preceding risk factor, and there are risks associated with the Company failing to maintain a “social licence” to operate Oyu Tolgoi. “Social licence” does not refer to a specific permit or licence, but rather is a broad term used to describe community and even governmental acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on its community relationships and responsibilities. Despite its best efforts, there are factors that may affect the Company’s efforts to maintain social licence for Oyu Tolgoi, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of opposition toward mining on local support. There can be no guarantee that social licence can be maintained by the Company, and without strong community support, the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded. Delays attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition and other unforeseeable consequences.

Public health crises, including the ongoing COVID-19 pandemic, have adversely affected the Company’s business, and may continue to do so in the future.

The Company’s business, operations and financial condition have been, and may continue to be in the future adversely, and possibly materially adversely, affected by the outbreak of epidemics or pandemics or other health crises.

The COVID-19 pandemic has significantly disrupted, and continues to significantly disrupt, global health, economic and market conditions, which have already and may again trigger an indeterminate period of slowdown in the global economy and recessions. Despite differing levels of business and commercial re-openings throughout the world, the availability of vaccines and ongoing vaccination programmes in some geographies, the pandemic has had and continues to have adverse (and potentially material adverse) repercussions in the jurisdictions where the Company operates. This is especially the case given the emergence of new variants of the SARS-CoV-2 virus which raise uncertainties regarding the efficacy of existing vaccines. As such, the full impact of the ongoing COVID-19 pandemic, including the impact of the sweeping preventative and mitigating measures that the Company, other businesses and governments, including the Government of Mongolia, have taken and continue to take to combat the spread of the disease, continues to rapidly evolve, creating significant volatility and negative pressure on virtually all national economies as well as financial and commodity markets. Although from time to time there has been an easing of restrictions in certain jurisdictions, some of these restrictions have been reinstated in other jurisdictions, or could be reinstated in the future, to manage a resurgence or new outbreak of COVID-19, including in connection with new variants or mutations of

December 31, 2021	Page | 40

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

the virus. As such, at the present time, it is not possible to predict the duration, severity or scope of the pandemic, and it is extremely challenging for the Company to accurately predict or quantify the extent to which COVID-19 will impact its business, including its operations, the market for its securities and the ability of the Oyu Tolgoi team to advance the project, or the businesses of its vendors, suppliers, construction companies and other counterparties that the Company relies on. The COVID-19 pandemic has adversely affected the ability of the Oyu Tolgoi team to advance the project and it is possible that it may affect, even materially, the Company’s financial condition, liquidity, and future results of operations and outlook due to, among other factors:

•

Action taken by governmental and non-governmental bodies, including the Government of Mongolia, to curtail activity in an effort to help slow the spread of COVID-19, including restrictions on both travel and the movement of goods and people within and across borders, and restrictions on the types of businesses that may continue to operate, have caused and are likely to continue to cause significant business interruptions. While work on the underground project continues, the Company’s operations have been and will likely continue in the near and medium terms (and possibly longer) to be disrupted in varying degrees, including as a result of (i) access restrictions, which are preventing teams from OT LLC, Rio Tinto and the Company’s construction partners, who are required to oversee development and provide essential specialist technical services at Oyu Tolgoi, from accessing the site; although some expatriates returned to Mongolia in 2021, and further flights are planned in order to return the required specialists to site continued interruptions to flights are possible as the authorities endeavour to minimise COVID-19 case numbers in Mongolia; and (ii) delays resulting from various measures implemented to slow the spread of COVID-19, including restrictions on the movement of goods within and across borders and curtailed operations in certain jurisdictions, including Mongolia and China, which may, in each case, cause schedule and cost delays, slowdown or temporary suspensions in operations, decreased sales and may expose the Company to penalties or sanctions for breach of contracts or customer agreements, business interruption claims, or even the cancellation or termination of contracts altogether. Since the initial confirmation of COVID-19 cases in Ulaanbaatar and on site and in response to the spread of new COVID-19 variants in Mongolia, local authorities have implemented and continue to implement additional steps to minimise the risk of transmission, which may amplify the aforementioned impacts.

•

The spread of COVID-19 has caused and may continue to cause delays to the Company’s announced key project milestones and increases in development capital costs. A number of work fronts have been and continue to be directly impacted by quarantine requirements and international travel restrictions related to COVID-19, including the delay of expected sustainable production for Panel 0 announced by the Company in November 2021 until the first half of 2023, and the 9-month delay to Shafts 3 and 4, which in turn will result in delays to the start of Panels 1 and 2. There were significant COVID-19 related challenges at Oyu Tolgoi in 2021 and into 2022, causing the site to operate at less than 50% of its planned personnel for all of 2021, although 2021 production targets were met and there was progress on underground development. Ongoing impacts to domestic and international movement have and could continue to impact key project milestones.

•

Effects of the COVID-19 pandemic, including ongoing restrictions in place to curtail its spread, may adversely impact the Company’s ability to secure on a timely basis a long-term domestic source of power for the mine as required under the Investment Agreement.

•

Suppliers have declared and may continue to declare force majeure on their contracts with the Company. In addition, the continued impacts of the COVID-19 pandemic may force the Company to declare force majeure on contracts, due to the inability to meet contractual obligations. As an example, Oyu Tolgoi has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure. Additionally, in March 2021, the Company announced that OT LLC had declared force majeure in connection with customer contracts for concentrate as a result of Oyu Tolgoi shipments of concentrate to its Chinese customers being suspended due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings. While these shipments resumed in April 2021, the transport team is continually adapting to the changing precautionary measures against COVID-19 transmission risks and the force majeure will remain in place until sustained volumes of convoys are crossing the border to ensure Oyu Tolgoi’s

December 31, 2021	Page | 41

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

ability to meet its ongoing commitments to customers and to return onsite concentrate inventory to target levels.

•

The ongoing pandemic has, and likely will continue to, adversely affect global economies and financial markets resulting in an economic downturn that has had, and likely will continue to have, an adverse effect on the demand for base metals and Turquoise Hill’s future prospects, including significant fluctuations in copper prices and the concentrate market. Financial difficulties for smelters as a result of the COVID-19 pandemic and logistics disruptions in China have prevented, and may continue to prevent, smelters from taking feed and shipping acid out. Unstable market conditions have led market participants to flee to cash, causing significant fluctuations in gold prices.

•

The continued spread of COVID-19, including the emergence of variants and further resurgences of the SARS-CoV-2 virus, has impacted, and may continue to impact, the health of the Company’s personnel, partners and contractors, including members of its management team and the availability of industry experts and personnel crucial to the continued operation and development of Oyu Tolgoi. The ongoing pandemic may also make it difficult to recruit, attract and retain skilled personnel, reducing the availability of its workforce, as well as its productivity, and causing human impact that may, in turn, negatively affect its business. These impacts may be compounded by other seasonal illnesses, such as the seasonal flu.

•

Increased health risks associated with continued operations during the ongoing COVID-19 pandemic may result in the Company incurring increased medical costs for its personnel that continue to work during this time, and may result in increases in insurance premiums payable by the Company.

•

Unstable market conditions have caused, and the resurgence or continued spread of the pandemic in various countries across the world may once again cause, significant volatility or decline in the trading price of the Company’s securities. The Company may have difficulty accessing debt and equity capital on attractive terms, or at all, given severe disruption or instability in the global financial markets and deteriorations in credit and financing conditions. Further, this could adversely impact the Company’s ability to secure the significant incremental funding it will require to sustain its underground development over and above its available liquidity.

•

The emergence and spread of new COVID-19 variants including, but not limited to, the Omicron variant, may contribute to and worsen the above-listed factors if the mutations underlying such variants adversely impact the virus’s properties, such as how easily it spreads, the associated disease severity and the performance of vaccines, therapeutic medicines and diagnostic tools, and by resulting in the prolonging of, or imposition of additional, restrictive public health and social measures.

Due to the unprecedented and ongoing nature of the COVID-19 pandemic and the fact that the response to the pandemic is evolving in real time, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. While the open-pit at Oyu Tolgoi has continued to operate despite the ongoing COVID-19 pandemic, and the Company has made efforts to manage and mitigate the aforementioned risks, such efforts may not sufficiently mitigate the negative impacts of COVID-19 on the business and the effectiveness of these efforts and the extent to which the COVID-19 pandemic affects the Company’s business will depend on factors beyond its control, including the duration, severity and scope of the pandemic and current resurgences of the virus, the likelihood, timing, duration and scope of further resurgences or accelerating spread of COVID-19, the measures taken or necessary to contain the spread of such outbreaks, the timing, development and distribution of effective vaccines and/or effective therapeutic treatments for COVID-19, and the prolonged effects on different members of the Company’s supply chain. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business.

December 31, 2021	Page | 42

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations or current or future activities and operations, including, without limitation, jurisdictions subject to various sanctions regimes, may be subject to governmental or regulatory investigations and claims in or regarding those jurisdictions, including jurisdictions in which it is not currently active. A serious allegation, formal investigation by regulatory authorities or other legal claim (in each case, regardless of the ultimate decision) could have a material adverse impact on the Company, its reputation and its share price.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may be required to defend against any such public allegations, regulatory investigations or other claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any such public allegations, regulatory investigations or other claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Company’s favour, could materially and adversely affect its business, operating results, and financial condition. There may also be considerable cost and disruption in responding to allegations, investigations or claims and taking any remedial action. Further, if an investigation, claim or proceeding were resolved against the Company or if it were to settle any such dispute, the Company may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Company’s business, operating results, and financial condition.

Securities class action litigation is also becoming more prevalent and is often brought against companies following periods of volatility in the market price of their securities. In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers, which complaint was first amended on March 16, 2021 and again on September 16, 2021. Further, in January 2021, a proposed class action was initiated in the Superior Court in the District of Montréal against the Company and certain of its current and former officers, which complaint was first amended on July 27, 2021 and again on January 7, 2022. See “Class Action Complaints” of this MD&A.

A successful class action lawsuit, by its nature, could result in a sizable damage award that could negatively affect the Company’s financial or operating results. The Company cannot predict the outcome of pending or threatened proceedings or actions or any other litigation, which proceedings could result in substantial costs and diversion of management’s attention and resources. If the Company cannot resolve disputes favourably, or if there is significant reputational damage as a result of any real or frivolous claim, the Company may face increased costs or liabilities to third parties, impairment of assets, lost revenues and the Company’s activities and operations, financial condition, results of operations, future prospects and share price may be adversely affected.

The Company is subject to anti-corruption legislation.

The Company is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, Anti-Corruption Legislation), which prohibits the Company or any director, officer, employee, consultant or agent of the Company or any shareholder of the Company acting on its behalf from giving, paying, offering to give or pay, or authorising the giving or payment of any reward, advantage, benefit or anything of value to any foreign government or public official, government staff member, government employee, employee of any international public organisation, political party, or political candidate in an attempt to obtain or retain business, obtain an advantage in the course of business, or to otherwise induce or influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Company’s international activities create the risk of unauthorised payments or offers of payments by its directors, officers, employees, consultants or agents, even though they may not always be subject to its control. The Company strictly prohibits these practices by its directors, officers, employees, consultants and agents. However, the Company’s existing safeguards and any future improvements may prove to be less than effective, and its directors, officers, employees, consultants or agents may engage, or may previously have engaged, in conduct for which the Company might be held responsible. Any failure by the Company to adopt appropriate compliance procedures and ensure that its directors, officers, employees, consultants and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in

December 31, 2021	Page | 43

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Company and its share price.

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of Oyu Tolgoi depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Company’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and optimisation of existing mine designs or mine plans, and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals. It is anticipated that there will be continued volatility in metal prices.

The aggregate effect of these factors on metal prices in the medium or long term is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Company’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Company’s mining, development and exploration activities. The Company would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Company’s reserves and resources. These factors could have an adverse impact on the Company’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Company and its share price.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involve substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Company’s properties, including Hugo North Lift 2, Hugo South and Heruga. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Company.

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from OT LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

On June 8, 2011, the Government of Mongolia passed Resolution No.175, the purpose of which is to authorise the designation of certain land areas for “State special needs” with certain defined areas in proximity to Oyu Tolgoi. These State special needs areas are to be used for infrastructure facilities for the development of Oyu Tolgoi.

Most of the areas designated for State special needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences.

December 31, 2021	Page | 44

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In accordance with the terms of Resolution No. 175 and the Minerals Law (2006), the Government of Mongolia will be responsible for compensating third parties whose right to use and access the subject land area is adversely affected by the application of Resolution No. 175. The Minerals Law specifically encourages non-monetary compensation where the Government of Mongolia issues to such third parties a mineral exploration or mining licence in land areas of which mineral resources are identified by a geological study or exploration works with state funding, if it reaches agreement with the third parties.

To the extent that agreement for non-monetary compensation are not reached with affected third parties, it is not clear at this time whether the Government of Mongolia will expect any compensation that may be payable to such third parties to be borne by OT LLC. If the Government of Mongolia seeks contribution or reimbursement from OT LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable but may be significant. The description of Resolution No. 175 has been provided by OT LLC and has been relied on under Item 3 of NI 43-101 Reliance on Other Experts.

In April 2015, the Standing Committee of the Parliament of Mongolia requested the Government of Mongolia to modify Resolution No. 175 due to an alleged inconsistency between Resolution No. 175 and the Minerals Law and Land Law. OT LLC understands that the Government of Mongolia supports the validity and justification for Resolution No. 175 and that Resolution No. 175 will not be modified or revoked.

In September 2016, one of the affected third parties challenged the validity of Resolution No. 175 before an administrative court of Mongolia, and claimed that Resolution No. 175 be resolved to be “obviously illegal”. The Government of Mongolia, as a defendant, attended the litigation. In June 2017, the Supreme Court of Mongolia resolved that there is no legal ground under which Resolution No. 175 may be deemed to be “obviously illegal.” Resolution 92 resolved nonetheless to revise Resolution No. 175 to reflect consideration of the groundwater usage conditions in the Gobi region. Resolution 103 does not make reference to the revision of Resolution No. 175 as one of the required steps to implement Resolution 92 and instead includes a general reference to cooperating on the improvement of water usage.

There can be no assurance that the interests held by the Company in its mining, development and exploration properties are free from defects or that material contractual arrangements between the Company and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

The Company has investigated its rights to exploit and explore its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Company. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. The Company has also applied for rights to explore various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Company or at all, which may have a material adverse impact on the Company and its share price.

The Company is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Company.

All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, Oyu Tolgoi is subject to a requirement to meet environmental protection obligations. The Company must complete an environmental protection plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

December 31, 2021	Page | 45

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties in which the Company holds interests which are presently unknown to the Company and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Company’s operations. To the extent such approvals are required and not obtained, the Company may be delayed or prevented from proceeding with planned development or exploration of its mineral properties, which may have a material adverse impact on the Company and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Company and its share price.

Previous mining operations may have caused environmental damage at former mining projects of the Company, and if the Company cannot prove that such damage was caused by other operators, its indemnities and exemptions from liability may not be effective.

The Company has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at former mining projects. There is a risk, however, that, if an environmental accident occurred at those sites, including with respect to tailings or water contamination, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Company’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Company and its share price.

The Company cannot insure against all of the risks associated with mining.

Production, development and exploration operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, and/or underground workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities; personal injury (and even loss of life); environmental damage including resulting from the presence of tailings or water contamination; delays in mining; monetary losses; and legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Company may not be insured against certain or any of these risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Company’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Company. The Company does not maintain general insurance against political or environmental risks, which may have a material adverse impact on the Company and its share price.

Global climate change

Global climate change could exacerbate certain of the threats facing the Company’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt the Company’s operations, damage its infrastructure or properties, create financial risk to the business of the Company or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate change could

December 31, 2021	Page | 46

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

also disrupt the operations of the Company by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs.

Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where the Company is present. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and/or regulatory requirements to reduce or mitigate the effects of greenhouse gas emissions.

The Company does not expect to pay dividends for the foreseeable future.

The Company has not paid any dividends on its Common Shares to date, nor does it contemplate a declaration of payment of dividends until its operations generate sufficient excess cash flow for distribution as it anticipates that it will reinvest the majority of, if not all, future earnings, if any, in the development and growth of Oyu Tolgoi and its business generally. Therefore, investors may not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Company cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity are discouraged from purchasing Common Shares.

The Company’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

The Company conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions or costs on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated. The ability of the Company’s subsidiaries to pay dividends or to make other distributions to the Company is also subject to their having sufficient funds to do so. If its subsidiaries are unable to pay dividends or to make other distributions, the Company’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Company may lose all or a portion of its investment in that subsidiary. The Company expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Company and its share price.

There is no assurance that the Company will be capable of consistently producing positive operating cash flows, failing which capital may not at all times be available on terms acceptable to the Company or at all.

OT LLC generated positive operating cash flows in 2021. However, there is no assurance that the Company will be capable of producing positive cash flow on a consistent basis or for a sustained period of time. For instance, a reduction or delay in orders from leading customers could have a material adverse effect upon the Company’s results of operations, including operating cash flows. Such reduction or delay in orders from leading customers may be due to market, economic or competitive conditions and customers that previously accounted for significant revenue may not necessarily generate similar levels of or any revenue in any future period. The failure to obtain new customers or repeat orders from existing customers may materially affect the Company’s operating results, including operating cash flows. The Company anticipates that its exposure to a group of key customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Company in the future or will experience financial or other difficulties. In addition, suppliers have declared and may continue to declare force majeure on their contracts with the Company, and continued impacts of the COVID-19 pandemic may force the Company to declare force majeure on customer contracts due to the inability to meet contractual obligations. In March 2021, the Company announced that OT LLC had declared force majeure in connection with customer contracts for concentrate as a result of Oyu Tolgoi shipments of concentrate to its Chinese customers being suspended due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings. While these shipments resumed

December 31, 2021	Page | 47

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

in April 2021, changing precautionary measures against COVID-19 transmission risks may continue to significantly disrupt shipments of concentrate to customers.

If as a result of these or other factors the Company’s estimated base case incremental funding requirement of US$3.4 billion as of December 31, 2021, prior to giving effect to the funding elements in the Amended HoA, increases significantly and is not capable of being addressed within the framework of the Amended HoA, the Company may be required to make arrangements for additional capital, whether through project debt financing or otherwise, to continue open-pit operations as currently planned or in respect of additional funding requirements for the underground mine or for the power plant.

If such additional capital is required, the Company may be required to access securities markets. Such markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Company and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Company cannot provide assurance that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Company’s business, operating results, and financial condition.

If the Company is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Company’s access to, and cost of, capital. If these credit markets were significantly disrupted, such disruptions could make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Company or at all, which may have a material adverse impact on the value of Oyu Tolgoi and, consequently, on the Company and its share price. In addition, as part of the GoM Agreements, the Company has agreed not to incur additional debt financing at the OT LLC level prior to sustainable production for Panel 0 being achieved, currently expected in the first half of 2023.

The Company’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining appropriately qualified personnel is critical to the Company’s success. The number of persons skilled in the construction, operation, development and exploration of mining properties is limited and competition for such persons is intense. The ongoing COVID-19 pandemic may also make it difficult to recruit, attract and retain skilled personnel, reducing the availability of its workforce, as well as its productivity, and causing health and safety impact that may, in turn, negatively affect its business. The Company believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, as the Company’s business activity grows, it will require additional key financial, operational, technical, mining and management personnel, as well as additional staff on the operations side. The Company is also dependent on Rio Tinto for the secondment of skilled labour at Oyu Tolgoi, particularly in the construction and development phases. Although the Company believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees on a timely basis from Rio Tinto, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, OT LLC is obligated to hire a specific number of Mongolian nationals following the achievement of Commercial Production. Among other obligations, OT LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), which target is achieved, and increasing to 70% after ten years of achieving Commercial Production (i.e. after September 2023) (and failure to meet these levels will result in financial penalties).

The Company may from time to time hold substantial funds in cash, cash equivalents, loans and receivables, and other deposits and there is a risk that financial market turmoil or other extraordinary events could prevent the Company from obtaining timely access to such funds or result in the loss of such funds.

December 31, 2021	Page | 48

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company may from time to time hold substantial funds in cash, cash equivalents and other deposits, including treasury bills, money market funds, liquidity funds, bank deposits, and receivables and deposits with related parties. Management has adopted a conservative investment policy with respect to such funds, as the Company may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Company from accessing its funds. Such an event could, in the case of delayed liquidity, have a negative impact on the implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

The Company may experience cybersecurity threats, which could result in disruptions in business operations and adverse operating results.

The Company relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and security of the information technology systems are critical to the Company’s operations. To the Company’s knowledge, it has not experienced any material losses relating to disruptions to its information technology systems. The Company has implemented ongoing policies, controls and practices to manage and safeguard the Company and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. The Company is also dependent on Rio Tinto to manage the information technology systems of Oyu Tolgoi. Given that cyber risks cannot be fully mitigated and the evolving nature of these threats, the Company may not have the resources or technical sophistication to anticipate, prevent, or recover from cyber attacks and cannot assure that its information technology systems are fully protected from cybercrime or that the systems will not be inadvertently compromised, or without failures or defects. Disruptions to the Company’s information technology systems, including, without limitation, security breaches, power loss, theft, computer viruses, cyber-attacks, natural disasters, and non-compliance by third-party service providers and inadequate levels of cybersecurity expertise and safeguards of third-party information technology service providers, may adversely affect the operations of the Company as well as present significant costs and risks including, without limitation, loss or disclosure of confidential, proprietary, personal or sensitive information and third-party data, material adverse effect on its financial performance, compliance with its contractual obligations, compliance with applicable laws, damaged reputation, remediation costs, potential litigation, regulatory enforcement proceedings and heightened regulatory scrutiny.

The Company may be a passive foreign investment corporation (PFIC), which could have adverse U.S. federal income tax consequences to U.S. holders of Common Shares.

If the Company were to constitute a PFIC within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended for any year during a U.S. holder’s holding period, then certain potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership and disposition of Common Shares.

The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as the Company will be treated under the PFIC rules. Based on financial information for 2021, the Company believes that it was not a PFIC for its tax year ended December 31, 2021, and, based on its current and anticipated business activities and financial expectations, the Company expects that it will not be a PFIC for its current tax year and for the foreseeable future.

The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as the Company. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of the Company concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Company’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. holder should consult its own tax advisor regarding the PFIC status of the Company.

The Company may be subject to emerging regulatory and legislative requirements and scrutiny with respect to human rights.

December 31, 2021	Page | 49

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company and its operations may be subject to emerging regulations and legislation globally with respect to human rights issues, including forced labour, child labour and other slavery-like practices, and the Company may face heightened scrutiny from investors, shareholders and other stakeholders regarding such matters. Although the Company supports and respects human rights consistent with the Universal Declaration of Human Rights and seeks to ensure it is not complicit in human rights abuses committed by others, as described in the Company’s Code of Business Conduct, as well as in Rio Tinto’s global code of business conduct that defines the way Rio Tinto manages the economic, social, and environmental challenges of its global operations and in Rio Tinto’s “Modern Slavery & Human Trafficking” statement, the mining industry faces increasing scrutiny by human rights groups and is particularly prone to complaints and/or legal disputes in connection with human rights risks associated with adverse environmental impacts, health and safety, the use of migrant labour, child labour, forced labour and Indigenous peoples.

Compliance with emerging modern slavery, human trafficking and forced labour reporting, training and due diligence regulations and laws could increase the Company’s operating costs. Further, if the Company fails to appropriately identify and respond to human rights abuses or allegations thereof, either internally or externally or through third party business relationships, it could face costly and disruptive enforcement actions, potential litigation, investor and stakeholder dissatisfaction and reputational damage.

RELATED-PARTY TRANSACTIONS

As at December 31, 2021, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from December 31, 2020. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Year Ended December 31,
(Stated in $000’s of dollars)	2021	2020

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	1,151	2,803
Management services payment (i)	(29,706)	(28,305)
Cost recoveries - Rio Tinto (ii)	(66,362)	(38,213)

Finance income:
Cash and cash equivalents (iii)	-	2,329
Receivable from Rio Tinto (iv)	-	2,123

Finance costs:
Completion support fee (v)	(109,315)	(110,054)
Total	(204,232)	(169,317)

Statement of Cash Flows	Year Ended December 31,
(Stated in $000’s of dollars)	2021	2020

Cash generated from operating activities
Interest received (iii, iv)	-	9,848
Interest paid (v)	(107,896)	(107,948)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	-	511,284
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(37,302)	(75,470)

December 31, 2021	Page | 50

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Balance sheets	December 31,
(Stated in $000’s of dollars)	2021	2020

Trade and other receivables	39	852
Prepaid expenses and other assets	81,725	83,144
Trade and other payables:
Management services payment - Rio Tinto (i)	(14,584)	(13,137)
Cost recoveries - Rio Tinto (ii)	(39,569)	(52,415)
Total	27,611	18,444

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by OT LLC from March 31, 2010 onwards. After signing of the UDP on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi project.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At December 31, 2021, no funds were deposited with wholly owned subsidiaries of Rio Tinto. Funds that had been previously deposited earned interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At December 31, 2021, there were no amounts due from 9539549 Canada Inc. Amounts due had earned interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflected interest receivable at LIBOR minus 0.05% plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which were net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee has been settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including IAS 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
	2021	2021	2021	2021

Revenue	503.9	622.8	317.8	526.5

Income for the period	207.3	22.9	118.8	332.1

Income (loss) attributable to owners of Turquoise Hill Resources Ltd	156.4	34.9	96.9	236.7

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd (a)	0.78	0.17	0.48	1.18

	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
	2020	2020	2020	2020

Revenue	405.1	264.4	278.0	130.7

Income for the period	241.6	161.7	72.3	19.0

Income (loss) attributable to owners of Turquoise Hill Resources Ltd	159.9	128.6	72.6	45.2

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd (a)	0.79	0.64	0.36	0.22

December 31, 2021	Page | 51

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(a)	Basic and diluted earnings income per share has been recalculated pursuant to the share consolidation completed on October 23, 2020, for all periods presented.

(b)

During 2020, the Company determined that it had incorrectly accounted for the impact of capitalised intragroup borrowings in the calculation of non-controlling interests, thereby understating the income attributable to the non-controlling interest in each of the periods ended March 31, 2020, and June 30, 2020. As a result of these adjustments, income attributable to owners of Turquoise Hill decreased by $10.2 million and $12.3 million in the three-month periods ended March 31, 2020, and June 30, 2020, respectively.

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarised below.

Changes in revenue over the periods presented have resulted mainly from variable metal prices combined with changes in sales volume. Revenue in the three consecutive quarters ended September 30, 2021 was lower due to lower sales volumes impacted by lower gold and copper production as the mine transitioned to Phase 4B. Revenue in Q1’20 was negatively impacted by a lower average price of copper as an immediate reaction to the ongoing COVID-19 pandemic. The five consecutive quarters ended December 31, 2021 benefitted from increasing average copper and gold prices together with increased copper and gold production, reflecting the scheduled move to mining higher grade gold areas of Phase 4B. Revenue in Q2’21 was negatively impacted by the force majeure announced by the Company on March 30, 2021; its impacts in Q3’21 had been partially mitigated through the introduction of COVID-19 control measures and increased shipping capacity, but border disruptions have continued into Q4’21 and the force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure OT LLC’s ability to meet its ongoing commitments to customers and to return onsite concentrate inventory to target levels.

Changes in income over the periods presented resulted mainly from the changes in revenue noted above and adjustments made to deferred tax assets. Income for the period in the five consecutive quarters ended March 31, 2021, was positively impacted by deferred tax asset recognition adjustments of $82.0 million, $47.4 million, $131.1 million, $86.1 million and $52.3 million, respectively. Income in Q2’21, Q3’21 and Q4’21 was negatively impacted by deferred tax asset de-recognition adjustments of $10.5 million, $299.9 million and $19.7 million, respectively. The adjustment in Q4’21 was due to the partial utilisation of 2016 losses against Q4’21 income, offset by an increase in temporary differences that relates primarily to tax depreciation on property, plant and equipment.

NON-GAAP AND OTHER FINANCIAL MEASURES

The Company presents and refers to the following non-GAAP financial measures, non-GAAP ratios and supplementary financial measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS. These measures and ratios are not standard and therefore may not be comparable to other issuers.

Non-GAAP financial measures

Non-GAAP financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (NI 52-112) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

Total operating cash costs

The measure of total operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company.

December 31, 2021	Page | 52

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Total operating cash costs is used internally by management to assess the performance of the business in effectively allocating and managing costs and is provided in order to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC. Total operating cash costs are relevant to the understanding of the Company’s operating profitability and ability to generate cash flows. The most comparable financial measure that is disclosed in the primary financial statements for total operating costs is “Cost of sales”. A reconciliation operating cash costs for its current and comparative period is presented under “Non-GAAP Ratios” herein below.

Consolidated working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of consolidated working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory. Management and investors consider movements in consolidated working capital to understand the company’s cash flow generated from operating activities before interest and tax.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Consolidated working capital	December 31,	December 31,
(Stated in $000’s of dollars)	2021	2020

Inventories (current)	$290,017	$197,962
Trade and other receivables	16,119	60,012
Trade and other payables:
- trade payables and accrued liabilities	(320,791)	(315,570)
- payable to related parties	(54,153)	(65,552)
Consolidated working capital	$(68,808)	$(123,148)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s project finance, lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations as at December 31, 2021 to the relevant line items from among the current assets and liabilities in the consolidated financial statements and notes is provided below.

	Project Finance	Purchase	Other Obligations	Power commitments	Lease	Decommissioning
	Facility	obligations			liabilities	obligations

(Stated in $000’s of dollars)

Commitments (MD&A)	4,282,140	383,505	343,768	188,814	31,785	349,666
Cancellable obligations	-	(316,832)	-	(126,014)	-	-
(net of exit costs)
Accrued capital expenditure	-	(40,720)	40,720	-	-	-
Discounting and other adjustments	(124,796)	-	-	-	(6,350)	(196,004)
Financial statement amount	4,157,344	25,953	384,488	62,800	25,435	153,662

December 31, 2021	Page | 53

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Contractual obligations is used to present contractual and other obligations that are both cancellable or non-cancellable.

Non-GAAP ratios

A non-GAAP ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-GAAP financial measure as one or more of its components, and (c) is not disclosed in the financial statements. The non-GAAP financial measures used to calculate the non-GAAP ratios below are C1 cash costs, all-in sustaining costs, mining costs and milling costs.

C1 cash costs per pound of copper produced

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs per pound of copper produced

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of OT LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and AISC is provided below.

	(Three Months Ended)		(Twelve Months Ended)

C1 costs (Stated in $000’s of dollars)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cost of sales	181,411	173,523	622,329	669,394
Cost of sales: $/lb of copper sold	2.39	2.08	2.02	2.20
Depreciation and depletion	(39,459)	(47,684)	(163,007)	(176,024)
Change in inventory	28,405	8,352	109,212	26,534
Other operating expenses	68,181	57,558	275,487	202,271
Less:
- Inventory (write-down) reversal	(133)	92	3,465	2,703
- Depreciation	(584)	(657)	(2,359)	(5,236)
Management services payment to Turquoise Hill	9,125	6,466	29,706	28,305

Total operating cash costs	246,947	197,650	874,834	747,947
Total operating cash costs: $/lb of copper produced	2.88	2.16	2.43	2.27
Adjustments to total operating cash costs(1)	(1,512)	(3,290)	(30,458)	12,442
Less: Gold and silver revenues	(183,162)	(125,105)	(766,524)	(280,895)

C1 costs ($‘000)	62,273	69,255	77,852	479,494

C1 costs: $/lb of copper produced	0.73	0.76	0.22	1.45
All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	10,876	9,534	37,699	30,602
Asset retirement expense	2,042	4,752	7,482	4,607
Royalty expenses	22,605	23,460	105,399	63,420
Ore stockpile and stores write-down (reversal)	133	(92)	(3,465)	(2,703)
Other expenses	3,884	316	5,598	4,385
Sustaining cash capital including deferred stripping	40,263	25,413	83,648	59,326

All-in sustaining costs ($‘000)	142,076	132,638	314,213	639,131

All-in sustaining costs: $/lb of copper produced	1.66	1.45	0.87	1.94

(1)

Adjustments to total operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cash cost.

December 31, 2021	Page | 54

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Mining costs per tonne of material mined

Mining costs per tonne of material mined for the three and twelve months ended December 31, 2021 are calculated by reference to total mining costs of $56.5 million and $190.7 million (Q4’20: $44.2 million and $175.9 million) respectively and total material mined of 24.0 million and 85.0 million tonnes (Q4’20: 23.8 million and 97.7 million tonnes) respectively.

Cost of sales is the most comparable measure for mining and milling costs. Mining and milling costs represent total operating cash costs of Oyu Tolgoi’s open-pit mining and concentrator operations.

Mining, milling and G&A costs per tonne ratios are used internally by management and investors to assess the performance of the business by providing information on cost efficiency across the important components of Oyu Tolgoi’s operations - its open-pit mine, concentrator and support functions.

Milling costs per tonne of ore treated

Milling costs per tonne of ore treated for the three and twelve months ended December 31, 2021 are calculated by reference to total milling costs of $76.1 million and $278.9 million (Q4’20: $69.9 million and $255.4 million) respectively and total ore treated of 10.6 million and 39.1 million tonnes (Q4’20: 9.6 million and 40.2 million tonnes) respectively.

Supplementary financial measures

Supplementary financial measures are defined under NI 52-112 as financial measures (a) which are neither non-GAAP financial measures nor non-GAAP ratios, (b) that are not presented in the financial statements and (c) that are, or are intended to be, disclosed periodically to depict the historical or expected future financial performance, financial position or cash flow. The below are supplementary financial measures that the Company uses to depict its financial performance, financial position or cash flows.

Cost of sales per pound of copper sold

Cost of sales is reported in the consolidated income statement. Cost of sales per pound of copper sold supports management’s objective of efficient cost allocation and is used by management and investors to understand operating profitability.

Capital expenditure on a cash basis for underground-development/underground-sustaining/open-pit

Capital expenditure comprises sustaining and development expenditure on property, plant and equipment, and on intangible assets. This is equivalent to “Expenditures on property, plant and equipment” in the cash flow statement. Capital expenditures have been further disaggregated to reflect the open-pit operations, underground and tailings storage.

This measure is used to support management’s objective of effective and efficient capital allocation as the Company needs to invest in existing assets across our operations in order to maintain and improve productive capacity, and to deliver growth through completion of the underground project.

Total underground spend is not an annual measure but represents total underground capital expenditure on the underground project since January 1, 2016.

G&A costs per tonne of ore treated

G&A costs per tonne of ore treated for the three and twelve months ended December 31, 2021 are calculated by reference to total general & administrative costs. General & administrative costs are equivalent to Oyu Tolgoi administrative expenses of $41.3 million and $156.1 million (Q4’20: $31.5 million and $124.9 million) respectively. Total ore treated for those periods was 10.6 million and 39.1 million tonnes respectively (Q4’20: 9.6 million and 40.2 million tonnes). G&A is used to promote cost effectiveness through measurement of the overhead required to support the business.

December 31, 2021	Page | 55

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosures.

At the end of the Company’s fiscal year ended December 31, 2021, an evaluation of effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) of the Exchange Act and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109)) was carried out by the Company’s management with the participation of the CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO concluded that as of the end of the fiscal year, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarised and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorised override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109). Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of applicable U.S. and Canadian securities legislation.

The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2021 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting were effective as of December 31, 2021 and have certified the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the U.S. Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. KPMG LLP, independent auditor, has been engaged to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. KPMG LLP has expressed an unqualified opinion on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting as of December 31, 2021.

December 31, 2021	Page | 56

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE OVERSIGHT

The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarising key areas, significant issues and material internal control weaknesses encountered, if any.

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company’s mineral resources and mineral reserves, readers should refer to the AIF of the Company for the year ended December 31, 2021, and other continuous disclosure documents filed by the Company since January 1, 2022 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43-101, and the CIM Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure requirements.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements

December 31, 2021	Page | 57

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the Amended HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Amended HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company’s ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by Rio Tinto to the Company under the Amended HoA; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to conduct one or more equity offerings as contemplated by the Amended HoA in light of future and then prevailing market conditions; the expectations set out in the 2020 OTTR; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the merits of the defence and counterclaim filed by the Government of Mongolia in the international tax arbitration brought by OT LLC and the likelihood of the parties being able to amicably resolve the ongoing tax issues; the timing of studies, announcements and analyses; the status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a SOPP and related amendments to the PSFA, as amended, as well as power purchase agreements and extensions thereto; finalization of an agreement with IMPIC on extension of the current power import arrangements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social license to operate in Mongolia; capital and operating cost estimates; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the availability and timing of required

December 31, 2021	Page | 58

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; finalization of an agreement with IMPIC on an extension of the current power import arrangements; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended and restated; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international arbitration proceedings, including the likelihood of the parties being able to amicably resolve the ongoing tax issues; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; the Company’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of the Oyu Tolgoi project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the approval or non-approval by the OT LLC Board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown on the underground development and significant delays to first sustainable production; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the impact of changes in, changes in

December 31, 2021	Page | 59

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in the 2020 OTTR); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realised), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of mineral reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modelling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

MANAGEMENT’S REPORT TO SHAREHOLDERS

The consolidated financial statements and MD&A are the responsibility of the management of Turquoise Hill. The financial statements and the MD&A have been prepared by management in accordance with IFRS and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 2, 2022.

The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarised in Note 2 to the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, independent auditor, in accordance with the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

/s/ Steve Thibeault	/s/ Luke Colton

Steve Thibeault	Luke Colton
Interim Chief Executive Officer	Chief Financial Officer

March 2, 2022

Montreal, QC, Canada

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Turquoise Hill Resources Ltd.

Consolidated Financial Statements

December 31, 2021 and 2020

December 31, 2021	Page | 62

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3	Fax (604) 691-3031 Internet www.kpmg.ca
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Turquoise Hill Resources Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Turquoise Hill Resources Ltd. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows and equity for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financing Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 2, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

December 31, 2021	Page | 63

Turquoise Hill Resources Ltd.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the recoverable amount of the Oyu Tolgoi cash-generating unit

As discussed in Note 2 to the consolidated financial statements, property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the full carrying amount may not be recoverable. The Company determined that there was an indicator of impairment at the Oyu Tolgoi cash-generating unit (CGU) at December 31, 2021 and an assessment of the recoverable amount of the CGU was undertaken. As discussed in Note 13 to the consolidated financial statements, the Company’s assessment of recoverable amount at December 31, 2021 did not result in any additional impairment or reversal of impairment being recorded for the Oyu Tolgoi CGU at December 31, 2021.

We identified the assessment of the recoverable amount of the Oyu Tolgoi CGU to be a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amount. The recoverable amount was determined by a fair value less cost of disposal model estimated based on detailed life-of-mine plans. Significant assumptions used in the discounted cash flow model included estimates of long-term commodity prices, discount rate, reserves and resources, operating costs, development capital, and scheduling in the detailed life-of- mine plan. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to determine the recoverable amount of the Oyu Tolgoi CGU. This included controls over the Company’s development of the significant assumptions used to estimate the recoverable amount. We evaluated the competence, experience and objectivity of the qualified persons responsible for the reserves and resources estimates and the life-of-mine plan. We compared the amount of reserves and resources in the cash flow model used in the determination of the recoverable amount to the Company’s estimates of mineral reserves and resources. We compared the Company’s historical estimates of operating results to actual results to assess the accuracy of the Company’s forecasting process. We compared estimated operating costs and development capital in the cash flow model to the approved life-of-mine plan and to historical expenditures. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the long-term forecast commodity prices by comparing to third party data; and (2) evaluating the discount rate used by comparing it to an independently calculated range of discount rates using internal and external independent sources.

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Turquoise Hill Resources Ltd.

Recoverability of deferred tax assets in Mongolia

As discussed in Note 2 to the consolidated financial statements, the Company assesses the recoverability of deferred tax assets at each reporting period-end based on future taxable income to determine the deferred tax asset to be recognized. The determination of the ability of the Company to utilize tax losses and temporary differences requires management to exercise judgment and make assumptions about the Company’s future performance. As discussed in Note 16 to the consolidated financial statements, the Company has deferred tax assets of $561.9 million in Mongolia as at December 31, 2021.

We identified the assessment of the recoverability of deferred tax assets in Mongolia as a critical audit matter. Assessing the forecasts of future taxable income, specifically the significant assumptions including estimates for commodity prices, reserves and resources, operating costs, development capital and scheduling required subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for determining the recoverability of deferred tax assets in Mongolia. This included controls over the determination of significant assumptions used in the forecasts of future taxable income. We compared the significant assumptions used in the forecasts of taxable income to the significant assumptions used by the Company in its determination of the recoverable amount of the Oyu Tolgoi CGU. We compared the Company’s previous forecasts to actual results to assess the Company’s ability to estimate future taxable income.

Evaluation of provisions for uncertain tax positions – Mongolian Tax Assessments

As discussed in Note 2 to the consolidated financial statements, the Company recognizes potential liabilities and records tax liabilities for uncertain tax positions based on its judgement of whether, and the extent to which, additional taxes will be due. As discussed in Note 23(b) to the consolidated financial statements, the Company received tax assessments from the Mongolian Tax Authority (MTA) as a result of tax audits performed on the periods 2013 through 2015 and 2016 to 2018, Certain of the matters contained in these tax assessments are being disputed in arbitration proceedings. In 2021, the Company received notices of payment for these aforementioned tax assessments and made payments totaling $354 million. These payments have been recorded as a non-current prepayment and a provision was not recorded for the amount of the tax assessments, or for the impact of any reduction in available carried forward losses, disputed by the Company under arbitration proceedings relating to those years or any additional potential assessments related to 2019 through December 31, 2021.

We identified the evaluation of provisions for uncertain tax positions pertaining to disputed tax assessments received from the MTA as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge were required in assessing the Company’s judgments relating to the application of tax law in Mongolia including possible outcomes from related arbitration proceedings.

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Turquoise Hill Resources Ltd.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s tax process, including controls over the determination of and accounting for provisions for uncertain tax positions in Mongolia. We involved tax professionals with specialized skills and knowledge who assisted in evaluating the Company’s application of tax law and assessing its uncertain tax positions by inspecting internally and externally prepared documentation, including correspondence with the MTA and third-party legal and tax advice received by the Company.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2020.

Vancouver, Canada

March 2, 2022

December 31, 2021	Page | 66

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3	Fax (604) 691-3031 Internet www.kpmg.ca
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Turquoise Hill Resources Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Turquoise Hill Resources Ltd. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 2, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

December 31, 2021	Page | 67

Turquoise Hill Resources Ltd.

maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 2, 2022

December 31, 2021	Page | 68

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars, except share and per share amounts)

		Year Ended December 31,
	Note	2021	2020

Revenue	4	$1,971,042	$1,078,192
Cost of sales	5	(622,329)	(669,394)
Gross margin		1,348,713	408,798

Operating expenses	6	(275,487)	(202,271)
Corporate administration expenses		(37,699)	(30,602)
Other (expenses) income		(37,577)	482
Income before finance items and taxes		997,950	176,407

Finance items
Finance income	7	2,998	17,349
Finance costs	7	(8,036)	(5,510)
		(5,038)	11,839
Income from operations before taxes		$992,912	$188,246

Income and other taxes	16	(311,792)	306,396
Income for the year		$681,120	$494,642

Attributable to owners of Turquoise Hill Resources Ltd.		524,890	406,288
Attributable to owner of non-controlling interest		156,230	88,354
Income for the year		$681,120	$494,642

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	21	$2.61	$2.02
Basic weighted average number of shares outstanding (000’s)	18	201,231	201,231

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2021	Page | 69

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020

Income for the year	$681,120	$494,642

Other comprehensive income:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	2,945	2,231
Other comprehensive income for the year (a)	$2,945	$2,231

Total comprehensive income for the year	$684,065	$496,873

Attributable to owners of Turquoise Hill	527,835	408,519
Attributable to owner of non-controlling interest	156,230	88,354
Total comprehensive income for the year	$684,065	$496,873

(a) No tax charges and credits arose on items recognized as other comprehensive income in 2021 (2020 - nil).

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2021	Page | 70

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2021	2020
Cash generated from operating activities before interest and tax	20	$1,210,790	$371,169

Interest received		2,735	20,407
Interest paid		(276,392)	(316,778)
Income and other taxes paid	23	(361,040)	(33,855)
Net cash generated from operating activities		$576,093	$40,943

Cash flows from investing activities
Receivable from related party: amounts withdrawn	22	-	511,284
Expenditures on property, plant and equipment		(996,917)	(1,080,516)
Pre-production sales proceeds	13	69,726	26,091
Purchase of other financial assets		(206)	(399)
Purchase of put options	24	(29,907)	-
Other investing cash flows		63	1,106
Cash used in investing activities		$(957,241)	$(542,434)

Cash flows from financing activities
Repayment of project finance facility		(43,489)	(23,289)
Payment of lease liability		(4,085)	(4,344)
Cash used in financing activities		$(47,574)	$(27,633)

Effects of exchange rates on cash and cash equivalents		(603)	760
Net decrease in cash and cash equivalents		$(429,325)	$(528,364)

Cash and cash equivalents - beginning of year		$1,123,621	$1,651,985
Cash and cash equivalents - end of year		694,296	1,123,621
Cash and cash equivalents as presented in the consolidated balance sheets		$694,296	$1,123,621

The accompanying notes are an integral part of these consolidated financial statements.

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TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	Note	December 31, 2021	December 31, 2020

Current assets
Cash and cash equivalents	8	$694,296	$1,123,621
Inventories	9	290,017	197,962
Trade and other receivables	10	16,119	60,012
Prepaid expenses and other assets	11	120,606	127,274
Other financial assets	12	109	-
		1,121,147	1,508,869
Non-current assets
Property, plant and equipment	13	11,974,480	10,927,512
Inventories	9	60,711	37,557
Prepaid expenses	11	348,671	-
Deferred income tax assets	16	602,862	880,705
Other financial assets	12	16,818	14,118
		13,003,542	11,859,892
Total assets		$14,124,689	$13,368,761

Current liabilities
Borrowings and other financial liabilities	15	$397,421	$28,288
Trade and other payables	14	384,488	390,059
Deferred revenue		149,368	103,289
		931,277	521,636
Non-current liabilities
Borrowings and other financial liabilities	15	3,785,358	4,173,491
Deferred income tax liabilities	16	145,434	111,717
Decommissioning obligations	17	153,662	133,964
		4,084,454	4,419,172
Total liabilities		$5,015,731	$4,940,808

Equity
Share capital	18	$11,432,122	$11,432,122
Contributed surplus		1,555,774	1,558,834
Accumulated other comprehensive income		4,363	1,418
Deficit		(2,890,711)	(3,415,601)
Equity attributable to owners of Turquoise Hill		10,101,548	9,576,773
Attributable to non-controlling interest	19	(992,590)	(1,148,820)
Total equity		$9,108,958	$8,427,953
Total liabilities and equity		$14,124,689	$13,368,761

Commitments and contingencies (Note 23)

Subsequent events (Note 26)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on March 2, 2022 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

December 31, 2021	Page | 72

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2021		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling Interest (Note 19)	Total equity

Opening balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953
Income for the year	-	-	-	524,890	524,890	156,230	681,120
Other comprehensive income for the year	-	-	2,945	-	2,945	-	2,945
Employee share plans	-	(3,060)	-	-	(3,060)	-	(3,060)
Closing balance	$11,432,122	$1,555,774	$4,363	$(2,890,711)	$10,101,548	$(992,590)	$9,108,958

Year Ended December 31, 2020		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 19)	Total equity

Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057
Income for the year	-	-	-	406,288	406,288	88,354	494,642
Other comprehensive income for the year	-	-	2,231	-	2,231	-	2,231
Employee share plans	-	23	-	-	23	-	23
Closing balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2021	Page | 73

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations and liquidity risk

Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill Resources Ltd. (“Turquoise Hill”), as at December 31, 2021.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and a secondary listing in the U.S. on the New York Stock Exchange.

The consolidated financial statements of Turquoise Hill were authorized for issue in accordance with a directors’ resolution on March 2, 2022.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by the preparation of internally generated short-term cash flow forecasts and taking measures in response to the review of forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, sustaining and development capital, tax payments and cash receipts from sales revenue. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts.

As at December 31, 2021, the Company had $0.7 billion of available liquidity, consisting of consolidated cash and cash equivalents. The Company’s current assets exceeded current liabilities by $0.2 billion at December 31, 2021. The Company’s short-term cash flow forecasts indicate that additional financing will be required to fund its planned activities. In addition to the Company’s liquidity position and cash flow generated from its existing open pit operations, the Company plans to access sources of funding that form part of the Amended and Restated Heads of Agreement (“Amended HOA”) that was signed between the Company and Rio Tinto on January 25, 2022. Access to these sources of funding is considered probable with an equity offering of at least $650 million expected to be completed by August 31, 2022. The Amended HOA also provides the Company with access to a $300 million short-term secured advance from Rio Tinto, in the period to achievement of sustainable production, which is expected in the first half of 2023. The Company also expects to complete re-profiling of its scheduled December 2022 principal repayment under its existing project finance borrowings. The Company continues to review its near-term plans and continues to take steps to achieve operating efficiencies to maximize cash flows from its operations.

In addition, these short-term cash flow forecasts include the possible impact of the COVID-19 pandemic. Mongolia continued to experience a significant number of cases of COVID-19 through to the end of the year, which continued to impact manning levels at Oyu Tolgoi, where average workforce numbers remained below planned levels. COVID-19 restrictions continued to adversely impact open pit operations and underground development, which, through the end of 2021, resulted in a cumulative increase of $175 million to the estimate of underground development capital included in the Definitive Estimate. This increase includes the currently known, incremental, time-related costs of COVID-19 restrictions.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations and liquidity risk (continued)

The short-term cash flow forecasts at December 31, 2021 included the impact of the previously reported delay to sustainable production for Panel 0 until the first half of 2023, as announced by the Company on October 14, 2021. Forecasts reflect the expected cash requirements at Oyu Tolgoi LLC (“Oyu Tolgoi”) based on the approved 2022 capital and operating plan and assumes cash inflows from the drawdown of concentrate inventories to target levels at some point during 2022.

The short-term cash forecasts at December 31, 2021 include the assessment of the estimated impact on the timing of cash receipts resulting from the ongoing force majeure that was first announced by the Company on March 30, 2021. Oyu Tolgoi concentrate inventory levels increased towards the end of the year as a result of interruptions to shipments across the border as a result of COVID-19 restrictions. Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions. The force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventory to target levels. Turquoise Hill and Oyu Tolgoi continue to deploy a range of contingency plans to manage short-term liquidity and the expected ongoing COVID-19 impacts on site operations and concentrate shipments.

On January 24, 2022 the Company announced that it had successfully concluded the negotiations with various Mongolian governmental bodies to resolve the remaining outstanding non-technical undercut criteria that were necessary to announce the start of underground mine operations at Oyu Tolgoi, a renewed partnership with the Government of Mongolia and the Amended HOA agreement with Rio Tinto – refer to Note 26 – Subsequent events. The board of directors of Oyu Tolgoi also approved the start of formal negotiations with project finance lenders in relation to the Amended HOA.

The Company believes the funding available under the amended HOA provides sufficient liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet requirements of the Company, including its operations and capital expenditures, over the same period.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available future information, which extends for a period of at least 12 months from December 31, 2021. Refer to Note 1.

(b)	Change in accounting policies

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2021, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgement to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgements are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time the Company’s consolidated financial statements are prepared.

With the emergence of the new and more transmissible Omicron variant in Mongolia and elsewhere, COVID-19 continues to create significant volatility and negative pressures on international economies, as well as financial and commodity markets. At December 31, 2021, it is still not possible to predict the duration, severity, or scope of the pandemic’s impact on the Company or to predict the steps that governmental and non-governmental agencies may be required to take in response to COVID-19.

By their very nature, COVID-19 related judgements and estimates made for the purposes of preparing the consolidated financial statements relate to matters that are inherently uncertain. However, the Company is closely monitoring the changing conditions and their impacts.

(i)	Sources of estimation uncertainty

Key sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next twelve months are summarized below:

Going concern assessment

The Company has made judgements, based on an internally generated short-term cash flow forecast, in concluding that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The short term cashflow forecast includes plans to access additional sources of funding under the amended HOA where management consider implementation of those plans to be probable. Judgements and estimates are made in forming assumptions of future activities, future cash flows and timing of those cash flows, including cash flows relating to the financing plans for re-profiling of project finance debt, the short-term secured advance from Rio Tinto and equity offering in the Amended HOA whose implementation is probable in the next twelve months. Significant assumptions used in preparing the short-term cash flow forecast include, but are not limited to, short-term commodity prices, production volumes, reserves, operating costs, financing costs, development capital, and the announced equity offering. Changes to these assumptions could affect the estimate of the Company’s available liquidity and conclusion as to whether there are material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. However, the Company’s assessment of going concern did include sensitivity analyses that were performed over the significant assumptions included in the short-term cash flow forecast including the impact of estimated commodity prices on cash receipts.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(i)	Sources of estimation uncertainty (continued)

Recoverable amount of property, plant and equipment

When there is an indicator of impairment or impairment reversal, the recoverable amount is assessed by reference to the higher of value in use (“VIU”) and fair value less costs of disposal (“FVLCD”). The VIU is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. FVLCD is estimated either from the value obtained from an active market where applicable, or by using a discounted post-tax cash flow model based on detailed life-of-mine and/or production plans. Significant assumptions used in the discounted cash flow model include estimates of long-term commodity prices, discount rates, reserves and resources, operating costs, development capital, and scheduling and mine design.

These inputs are based on the Company’s best estimates of what an independent market participant would consider appropriate. Changes to these inputs may alter the results of the test for impairment or impairment reversal, the amount of the impairment charge or impairment reversal recorded in the consolidated statement of income and the resulting carrying value of property, plant and equipment.

An indicator of impairment was identified during the year ended December 31, 2021, and an assessment of recoverable amount was undertaken as at December 31, 2021; refer to Note 13.

Recovery of deferred tax assets in Mongolia

The Company assesses the recoverability of deferred tax assets at each reporting period-end based on future taxable income to determine the deferred tax asset to be recognized. Significant assumptions used to determine future taxable income include estimates for commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.

Reserves and Resources

Estimates of mineral reserves and resources are based on various assumptions relating to operating matters set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates and operating history. The Company estimates its mineral reserves and resources based on information compiled and reviewed by qualified persons as defined in accordance with National Instrument 43-101 requirements.

Estimated mineral reserves and, in certain circumstances, resources are used to determine the depreciation of property, plant and equipment; to account for capitalized deferred stripping costs; to perform, when required, assessments of the recoverable amount of property, plant and equipment; as an input to the projection of future taxable profits which support assessments of deferred income tax recoverability; and to forecast the timing of the payment of decommissioning obligations.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(i)	Sources of estimation uncertainty (continued)

Depletion and depreciation of property, plant and equipment

Property, plant and equipment is the largest component of the Company’s assets and, as such, the depreciation of these assets has a significant effect on the Company’s financial statements.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units of production method or the straight-line method. Depletion of each mineral property interest is provided on the units of production basis using estimated proven and probable reserves as the depletion basis. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset.

For long-lived assets that are depleted or depreciated over proven and probable reserves using the units of production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or depreciation.

Decommissioning Costs

The estimate of decommissioning costs is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and judgements including estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. These assumptions are formed based on environmental and regulatory requirements and the Company’s internal policies. The costs are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value. Refer to Note 17 for the Company’s total decommissioning obligations recorded in the consolidated financial statements, the undiscounted values and the rate used to discount the liability.

Net realizable value of inventories

Ore stockpile inventory is valued at the lower of weighted average cost and net realizable value (“NRV”). If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing timeframe for such ore. Evaluating NRV requires management judgement in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing and costs to complete.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(ii)	Areas of judgement

Impairment indicator of property, plant and equipment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. Management considers both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required. The information considered in assessing whether there is an indicator of impairment includes, but is not limited to, long-term commodity prices, the Company’s market capitalization relative to its net asset carrying amount, life of mine plans and changes in significant assumptions including reserves and resources, development capital estimates and scheduling and mine designs.

The Company’s assessment for the year ended December 31, 2021 considered the approval by the Oyu Tolgoi board of directors of the operating program and budget for the 2022 financial year, including over $780 million to cover capital plans relating to the Oyu Tolgoi underground project, which will allow continued progression towards undercutting.

The Company’s assessment also considered the information included within its announcement on January 17, 2022, in relation to its fourth quarter 2021 production and in which the Company provided an update on the Oyu Tolgoi mine and the status of negotiations with the Government of Mongolia as at December 31, 2021.

The Company’s assessment also considered the information included within its January 17, 2022 announcement regarding the ongoing COVID-19 restrictions continuing to adversely impact both open pit operations and underground development. Further, consideration was given to the COVID-19 situation in Mongolia, as well as the schedule delays and delayed commitments caused by the Definitive Estimate not having received the unanimous support of all the directors of the Oyu Tolgoi board as at December 31, 2021, which delayed the Company’s expected timing for initiating the undercut. In addition, consideration was given to the information in the January 17, 2022 announcement regarding updates on the progress of Shaft 4 sinking activities and Shaft 3 readiness work. The announcement confirmed that Panels 1 and 2 are expected to be delayed due to COVID-19 related work restrictions impacting both Shafts 3 and 4 and underground development progress as well as changes to mining scope previously disclosed.

The Company’s assessment also considered the status of negotiations between the Company, Rio Tinto and the Government of Mongolia as at December 31, 2021. On December 30, 2021, the Mongolian Parliament passed Parliamentary Resolution 103 to authorize the Government of Mongolia to take certain measures in connection with Oyu Tolgoi, restricting additional shareholder or third-party debt financing at the Oyu Tolgoi level until commencement of sustainable production. The effect of the resolution required key negotiations to continue into 2022. Despite the positive progress made through the negotiations in 2021, management concluded that the potential for further delays and the resulting uncertainty as to the timing of underground project completion constituted an indicator of impairment at the Oyu Tolgoi cash generating unit level at December 31, 2021.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(ii)	Areas of judgement (continued)

Impairment indicator of property, plant and equipment (continued)

Subsequent to year-end, on January 24, 2022, the Company announced that it had successfully concluded the negotiations with Rio Tinto and the Government of Mongolia that were necessary for the board of directors of Oyu Tolgoi to unanimously approve the start of underground mine operations at Oyu Tolgoi as well as signing of the Amended HOA with Rio Tinto; refer to Note 26. As these events occurred after the balance sheet date, they do not form part of management’s assessment of potential indicators of impairment or impairment reversal as at December 31, 2021.

Income taxes - provision for income taxes and composition of deferred income tax assets and liabilities

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and can be subject to change. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s balance sheet and results of operations.

The Company recognizes potential liabilities and records tax liabilities for uncertain tax positions based on its judgement of whether, and the extent to which, additional taxes will be due. Consistent with IFRIC 23, Uncertainty Over Income Tax Treatments, the Company first considers if it is probable that a taxation authority will accept an uncertain tax treatment. If it is concluded that it is not probable, a probability-weighted approach is to be taken for issues for which there are a wide range of possible outcomes. For tax issues with a binary outcome, the most likely amount method still remains. The Company adjusts these liabilities as facts and circumstances change. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate, which could result in material adjustments to the consolidated financial statements. Refer to Note 23 for further information on tax matters between Oyu Tolgoi and the Mongolian Tax Authority.

Income taxes – utilization of tax losses carried forward

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgement and make assumptions about the Company’s future performance. Management is required to assess whether it is probable that the Company is able to benefit from these tax losses and temporary differences.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(d)	Basis of consolidation

The financial statements consist of the consolidation of the accounts of Turquoise Hill and its respective subsidiaries. All intercompany transactions and balances between Turquoise Hill and its subsidiaries have been eliminated on consolidation. Where necessary, adjustments are made to assets, liabilities, and results of subsidiaries to bring their accounting policies into line with those used by the Company.

Subsidiaries are entities controlled by Turquoise Hill. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The Company controls an entity if it has power to direct the activities of the entity in a manner that significantly affects its returns, has exposure or rights to variable returns from its involvement with the entity and has the ability to use its power to affect those returns.

The Company consolidates all subsidiaries. The Company’s principal operating subsidiary is Oyu Tolgoi. Wholly owned subsidiaries of Turquoise Hill together hold a 66.0% interest in Oyu Tolgoi, whose principal asset is the Oyu Tolgoi copper-gold mine located in Southern Mongolia. The remaining 34% non-controlling interest in Oyu Tolgoi is owned by Erdenes Oyu Tolgoi LLC (“Erdenes”), a company controlled by the Mongolian government. The Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi and non-recourse loans to Erdenes. Income or loss of Oyu Tolgoi is attributed to the controlling and non-controlling shareholders based on ownership percentage. Non-recourse loans advanced to Erdenes upon the issuance of additional equity interests to Erdenes are accounted for separately and recorded as an offset to non-controlling interest in equity. Unrealized interest on the non-recourse loans to Erdenes, which are recoverable principally through dividends from Oyu Tolgoi or sale by Erdenes of its interests in Oyu Tolgoi, is recognized when payment of the interest can be reliably determined. Subsequent to December 31, 2021, the Company waived these non-recourse loans and unrealized interest in full. Refer to Note 26 - Subsequent events.

(e)	Currency translation and foreign exchange

The Company has determined the U.S. dollar to be the functional currency of Turquoise Hill and its significant subsidiaries as it is the currency of the primary economic environment in which Turquoise Hill and all of its significant subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the date of the balance sheet and non-monetary assets and liabilities are translated at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the date of the transaction. All exchange gains and losses are included in the consolidated statement of income during the year.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(f)	Revenue

The Company generates revenue from the sale of concentrate containing copper, gold and silver. Sales revenue is recognized on individual sales to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The Company considers five steps in assessing whether all of the revenue recognition criteria are met:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations; and
•	recognize revenue when or as a performance obligation is satisfied.

The Company satisfies its performance obligation and sales revenue is recognized at the point in time when the product is delivered as specified by the customer, which is typically upon loading of the product to the customer’s truck, train or vessel. The Company considers that control has passed when there is a present obligation to pay from the customer’s perspective; physical possession, legal title and the risks and rewards of ownership have all passed to the customer; and the customer has accepted the concentrate. The Company recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all the criteria for revenue recognition.

Concentrate is provisionally priced whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract.    At each reporting date, the receivable is marked to fair value based on the forward selling price for the quotation period stipulated in the contract. The change in fair value of the receivable subsequent to the date of revenue recognition is recognized within ‘Revenue’ on the face of the statements of income and is shown separately as ‘other revenue’ in the notes to the consolidated financial statements.

Mining royalties paid to the government of Mongolia are included in operating expenses.

(g)	Exploration and evaluation

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves and the property is economically viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(h)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depletion and depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset.

Once an undeveloped mining project has been established as commercially viable, including that it has established proven and probable reserves and approval to mine by governmental authorities has been given, expenditure (including qualifying exploration and evaluation costs) other than on land, buildings, plant and equipment is capitalized under “Mineral property interests.” Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined and approval to mine has been given. Evaluation costs may be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s return.

Project development expenditures, including costs to acquire and construct buildings and equipment are capitalized under “Capital works in progress” provided that the project has been established as commercially viable. Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.

Sales of concentrate and associated costs, which are incurred during the commissioning phase, that are necessary for the successful commissioning of new assets, are capitalized. Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit. Borrowing costs related to construction or development of a qualifying asset are capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual interest on borrowings incurred, net of any returns on invested funds. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

(i)	Deferred stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development of an open pit mine, before production commences, stripping costs are capitalized as part of mineral property interests and are subsequently amortized over the life of the mine on a units of production basis.

During the production phase, stripping activity is undertaken for the dual purpose of extracting inventory for current production as well as improving access to the ore body.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(i)	Deferred stripping (continued)

Stripping costs incurred for the purpose of extracting current inventories are included in the costs of inventory produced during the period the stripping costs are incurred.

In order for production phase stripping costs to qualify for capitalization as a stripping activity asset, three criteria must be met:

•	it must be probable that economic benefit will be realized in a future accounting period as a result of improved access to the ore body created by the stripping activity;
•	it must be possible to identify the “component” of the ore body for which access has been improved; and
•	it must be possible to reliably measure the costs that relate to the stripping activity.

When the cost of stripping related to development which has a future benefit is not distinguishable from the cost of producing current inventories, the stripping costs are allocated to each activity based on a relevant production measure. Generally, the measure would be calculated based on a ratio obtained by dividing the tonnage of waste mined for the component for the period by the quantity of ore mined for the component. Stripping costs incurred in the period related to the component are deferred to the extent that the current period ratio exceeds the historical life of component ratio. The stripping activity asset is depreciated on a units of production basis based on expected production of ore over the useful life of the component that has been made more accessible as a result of the stripping activity. The life of component ratios are based on proven and probable reserves based on the mine plan; they are a function of the mine design and therefore changes to that design will generally result in changes to the ratios. Changes in other technical or economic parameters that impact reserves may also impact the life of component ratios. Changes to the life of component ratios are accounted for prospectively.

Deferred stripping costs are included in “Mineral property interests” within property, plant and equipment.    Amortization of deferred stripping costs is included as a cost of production in the period.

(j)	Depreciation and depletion

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if that is shorter.

The useful lives of the major assets of a cash-generating unit are often dependent on the life of the ore body to which they relate. Where this is the case, the lives of mining properties, and their associated concentrators and other long lived processing equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the life-of-mine plan. In applying the units of production method, depreciation is calculated using the copper content of the ore extracted from the mine in the period as a percentage of the total metal content of the ore to be extracted in current and future periods based on proven and probable reserves.

Development costs that relate to a discrete section of an ore body, and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred that relate to the entire ore body are depreciated over the estimated life of the entire ore body.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(j)	Depreciation and depletion (continued)

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the mine are depreciated on a straight-line basis. Depreciation commences when an asset is available for use.

(k)	Impairment of non-current assets

Property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the full carrying amount may not be recoverable. Non-current assets that have previously been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

Impairment is assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets capable of generating cash inflows which are largely independent of the cash inflows from other assets. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD.

The VIU is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. For VIU, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IFRS.

The best evidence of FVLCD is often the value obtained from an active market or binding sale agreement. Where this is not the case, or where neither an active market nor a binding sale agreement exists, FVLCD is based on the best information available to reflect the amount a market participant would pay for the cash-generating unit in an arm’s length transaction. This is often estimated using discounted post tax cash flow techniques based on detailed life-of-mine and/or production plans.

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production and capital expenditure, which for FVLCD purposes management believe approximate those of a market participant.

Forecast cash flows for impairment purposes are generally based on management’s price forecasts of commodity prices, which assume short term observable market prices will revert to the Company’s assessment of the long term price, generally over a period of three to five years. These long-term forecast commodity prices are derived from industry analyst consensus.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(l)	Decommissioning obligations

The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation. Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset.

Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within finance costs in the consolidated statement of income.

(m)	Inventories

Concentrate inventory is valued at the lower of weighted average cost and net realizable value. Cost comprises production and processing costs, which includes direct and indirect labour, operating materials and supplies, applicable transportation costs and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the concentrate inventory less applicable selling and transportation costs.

Stockpiles represent ore that has been extracted and is available for further processing. Stockpiles are valued at the lower of weighted average production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, applicable transportation costs, and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location. If the ore will not be processed and sold within 12 months after the consolidated balance sheet date it is included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned period within which the ore is estimated to be processed.

Mine stores and supplies are valued at the lower of the weighted average cost and net realizable value.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(n)	Taxation

Income tax expense comprises current and deferred tax. Current tax and deferred taxes are recognized in the consolidated statement of income except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.    Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

The Company computes the provision for deferred income taxes under the liability method. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are estimated using an income forecast derived from cash flow projections, based on detailed life-of-mine plans and corporate forecasts. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows, and the expiry dates after which these losses or credits can no longer be utilized.

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

The Company must make significant estimates and judgements in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and subject to change. As a result, there are some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

(o)	Employee benefits

Wages, salaries, contributions to government pension and social insurance funds, compensated absences and bonuses are accrued in the year in which the employees render the associated services.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(p)	Cash and cash equivalents

For the purposes of the consolidated balance sheet, cash and cash equivalents comprise cash on hand, demand deposits and short term, highly liquid investments with an initial maturity of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(q)	Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, fair value through other comprehensive income or at amortized cost.

Classification

The Company determines the classification of financial instruments at initial recognition.

The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest (“SPPI”).

A debt instrument held under a business model under which financial assets may be either held to collect contractual cash flows or sold is classified as held at fair value through other comprehensive income if the SPPI criteria are met. Any other financial assets are classified at fair value through profit or loss.

Debt instruments held to maturity are classified as current or non-current assets based upon their maturity date. Equity instruments that are held for trading are classified as fair value through profit or loss. For other equity instruments, on the day of acquisition, the Company is able to make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income.

Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss (such as instruments held for trading or derivatives) or where the Company has opted to measure at fair value through profit or loss.

Measurement

(i)	Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the consolidated statements of income. Realized and unrealized gains and losses arising from changes in fair value are included in the consolidated statement of income in the period in which they arise. Where the Company has elected to recognize a financial liability at fair value through profit or loss, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(q)	Financial instruments (continued)

(ii)	Financial assets at fair value through other comprehensive income

Investments in equity instruments at fair value through other comprehensive income are initially recognized at fair value plus transaction costs. Subsequent to initial recognition, they are measured at fair value, with gains and losses recognized in other comprehensive income.

(iii)	Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently carried at amortized cost less any impairment charges.

(iv)	Derivative financial instruments

Derivatives are classified as fair value through profit or loss. Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based derivatives resulting from provisionally priced concentrate are classified as fair value through profit or loss with changes in value recognized in revenue.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the 12 month expected credit loss for performing assets and the lifetime expected credit loss if the credit risk on the financial asset has increased significantly since initial recognition. For financial assets that are credit impaired at inception, the Company recognizes the expected lifetime credit loss allowance and any interest income is calculated on the net carrying amount.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

Derecognition

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively. Gains or losses on equity instruments designated as fair value through other comprehensive income remain within accumulated other comprehensive income.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(r)	Share based payments

The Company has a Performance Share Unit (“PSU”) Plan, a Restricted Share Unit (“RSU”) plan, and a Director Deferred Share Unit (“DDSU”) Plan.

The PSUs, RSUs, and DDSUs are accounted for at fair value upon issuance and remeasured each reporting period, based on the fair market value of a common share of the Company, and recognized as an expense on a straight-line basis over the vesting period.

(s)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Operating segments are reported consistently with internal information provided to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance, has been identified as Turquoise Hill’s Chief Executive Officer. Based upon management’s assessment of the above criteria, the Company has one operating segment, Oyu Tolgoi, with its copper-gold mine in Southern Mongolia.

(t)	Leases

At inception of the contract, the Company assesses whether a contract is, or contains, a lease. The contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess this, the Company considers whether:

–	The contract involves the use of an identified asset;
–	the Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and
–	the Company has the right to direct the use of the asset.

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost. The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the useful life or the end of the lease term. The estimated useful lives of right of use assets are determined on the same basis as those of property, plant and equipment. In addition, they are periodically reduced by any impairment losses and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at the weighted average incremental borrowing rate.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(t)	Leases (continued)

Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee, and the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments arising from a change in index payment or rate, if there is a change in the Company’s estimate of the amount expected to be payable under any residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in the consolidated statement of income if the carrying amount of the asset has been reduced to nil.

The Company presents right of use assets in Property, plant, and equipment and lease liabilities in Borrowings and other financial liabilities in the consolidated balance sheet.

(u)	New standards and interpretations not yet adopted

IAS 16, Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) is effective for the Company’s fiscal year ending December 31, 2022. This narrow-scope amendment to IAS 16 prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Under the amendment, the Company will be required to recognise the proceeds from selling such items, and the cost of producing them, in the Consolidated Statement of Income.

This amendment is effective for the Company’s annual reporting periods beginning January 1, 2022 with retrospective application required as it relates to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021. IAS 2 Inventories will apply to the identification and measurement of inventory produced. Identifying the related cost may require significant estimation and judgment in the selection of an appropriate method for allocating development expenditure to such inventory.

The impact of adjustments to amounts recorded within opening balances at January 1, 2021 are expected to decrease the deficit reported within equity by $21 million and to increase capital work in progress within property, plant and equipment by $21 million. Upon adoption of the amendment for reporting periods starting from January 1, 2022, the restatement of the Company’s Consolidated Statement of Income and Consolidated Balance Sheet as at and for the year ended December 31, 2021 will result in a $70 million increase to revenue, a $15 million increase in cost of sales and a $55 million increase to capital work in progress within property, plant and equipment.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment

	Year Ended December 31, 2021

		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$1,971,042	$-	$1,971,042
Cost of sales	(622,329)	-	(622,329)
Gross margin	1,348,713	-	1,348,713

Operating (expenses) income	(321,257)	45,770	(275,487)
Corporate administration expenses	-	(37,699)	(37,699)
Other expenses	(7,575)	(30,002)	(37,577)
Income (loss) before finance items and taxes	1,019,881	(21,931)	997,950

Finance items
Finance income	1,783	1,215	2,998
Finance costs	(282,606)	274,570	(8,036)
Income from operations before taxes	$739,058	$253,854	$992,912

Income and other taxes	(279,559)	(32,233)	(311,792)
Income for the year	$459,499	$221,621	$681,120

Depreciation and depletion	165,269	97	165,366
Capital additions	1,263,698	-	1,263,698
Current assets	497,845	623,302	1,121,147
Non-current assets	13,375,066	(371,524)	13,003,542
Current liabilities	909,328	21,949	931,277
Non-current liabilities (a)	12,443,023	(8,358,569)	4,084,454
Net increase (decrease) in cash	25,245	(454,570)	(429,325)

(a) The Oyu Tolgoi segment’s non-current liabilities includes $8.1 billion of shareholder loan and accrued interest liability and the Corporate and other elimination segment’s non-current liabilities includes $8.1 billion of shareholder loan and accrued interest asset at December 31, 2021.

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the years ended December 31, 2021 and 2020, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $234.2 million, $226.0 million, $216.9 million and $214.5 million (December 31, 2020 - $230.7 million, $177.4 million, $110.5 million and $106.2 million).

Substantially all long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment (continued)

	Year Ended December 31, 2020
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$1,078,192	$-	$1,078,192
Cost of sales	(669,394)	-	(669,394)
Gross margin	408,798	-	408,798

Operating (expenses) income	(245,718)	43,447	(202,271)
Corporate administration expenses	-	(30,602)	(30,602)
Other income (expenses)	3,254	(2,772)	482
Income before finance items and taxes	166,334	10,073	176,407

Finance items
Finance income	4,292	13,057	17,349
Finance costs	(257,765)	252,255	(5,510)
Income (loss) from operations before taxes	$(87,139)	$275,385	$188,246

Income and other taxes	347,003	(40,607)	306,396
Income for the year	$259,864	$234,778	$494,642

Depreciation and depletion	181,146	114	181,260
Capital additions	1,326,274	-	1,326,274
Current assets	431,271	1,077,598	1,508,869
Non-current assets	12,025,763	(165,871)	11,859,892
Current liabilities	501,013	20,623	521,636
Non-current liabilities (a)	11,954,961	(7,535,789)	4,419,172
Net decrease in cash	(38,563)	(489,801)	(528,364)

(a) The Oyu Tolgoi segment’s non-current liabilities includes $7.3 billion of shareholder loan and accrued interest liability and the Corporate and other elimination segment’s non-current liabilities includes $7.3 billion of shareholder loan and accrued interest asset at December 31, 2020.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

4.	Revenue

	Year Ended December 31, 2021
	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:

Copper	$1,151,118	$53,401	$1,204,519
Gold	754,345	(5,763)	748,582

Silver	18,127	(186)	17,941

	$1,923,590	$47,452	$1,971,042

	Year Ended December 31, 2020
	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:
Copper	$755,874	$41,423	$797,297
Gold	260,055	5,593	265,648

Silver	14,575	672	15,247

	$1,030,504	$47,688	$1,078,192

(a)	Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Year Ended December 31,
	2021	2020

Production and delivery	$459,322	$493,370

Depreciation and depletion	163,007	176,024

	$622,329	$669,394

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

6.	Operating expenses

	Year Ended December 31,

	2021	2020

Oyu Tolgoi administration expenses	$156,066	$124,889

Royalty expenses	105,399	63,420

Inventory reversals (a)	(3,465)	(2,703)

Selling expenses	15,041	11,147

Depreciation	2,359	5,236

Other	87	282

	$275,487	$202,271

(a)	Inventory reversals include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance items

	Year Ended December 31,

	2021	2020
Finance income:
Interest income (a)	$2,998	$17,349
	$2,998	$17,349

Finance costs:

Interest expense and similar charges	$(299,618)	$(340,040)

Amounts capitalized to property, plant and equipment (b)	297,392	337,727

Accretion of decommissioning obligations (Note 17)	(5,810)	(3,197)

	$(8,036)	$(5,510)

(a)

Finance income for the year ended December 31, 2021 does not include interest on the related party receivable. For the year ended December 31, 2020, finance income includes $2.1 million on the related party receivable (refer to Note 22). Amounts had previously been placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility. This was settled during the second quarter of 2020.

(b)	The majority of the costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.1% (2020: 8.3%) (refer to Note 13).

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

8.	Cash and cash equivalents

	December 31, 2021	December 31, 2020

Cash at bank and on hand	$101,745	$61,783
Money market funds	193,243	667,542
Other cash equivalents	399,308	394,296
	$694,296	$1,123,621

9.	Inventories

	December 31, 2021	December 31, 2020
Current
Concentrate	$148,270	$48,504
Ore stockpiles	27,911	44,846
Materials and supplies	185,797	180,038
Provision against carrying value of materials and supplies	(71,961)	(75,426)
	$290,017	$197,962

Non-current
Ore stockpiles	$60,711	$37,557
	$60,711	$37,557

During the year ended December 31, 2021, $622.3 million (2020 - $669.4 million) of inventory was charged to cost of sales (Note 5).

During the year ended December 31, 2021, net reversals of $3.5 million (2020 - $2.7 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the year ended December 31, 2021, no inventory (2020 - $0.1 million) with a provision against its carrying value was sold.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

10.	Trade and other receivables

	December 31, 2021	December 31, 2020

Trade receivables from provisionally priced sales	$13,645	$50,459
Other receivables	2,435	8,701
Due from related parties (Note 22)	39	852
	$16,119	$60,012

11.	Prepaid expenses and other assets

	December 31, 2021	December 31, 2020

Current Prepaid Expenses:

Prepaid expenses	$38,881	$44,130

Amounts prepaid to related parties (Note 22)	81,725	83,144
	$120,606	$127,274

Non-current Prepaid Expenses:
Prepaid Mongolian corporate tax (Note 23)	$348,171	$-
Other	500	-
	$348,671	$-

12.	Other non-current financial assets

	December 31, 2021	December 31, 2020
Current assets:
Commodity put options	$109	$-
	$109	$-
Non-current assets:
Marketable securities	$9,323	$6,379
Other	7,495	7,739
	$16,818	$14,118

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment

		Oyu Tolgoi
Year Ended December 31, 2021	Mineral property interests	Plant and equipment	(c)	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2021	$695,552	$3,011,522		$7,219,502	$936	$10,927,512
Additions (a)	33,208	13,906		919,192	-	966,306
Interest capitalized (Note 7)	-	-		297,392	-	297,392
Changes to decommissioning obligations (Note 17)	13,888	-		-	-	13,888
Depreciation for the period	(48,967)	(181,405)		-	(97)	(230,469)
Disposals and write offs	-	(149)		-	-	(149)
Transfers and other movements	-	148,720		(148,720)	-	-
December 31, 2021	$693,681	$2,992,594		$8,287,366	$839	$11,974,480

Cost	1,350,231	5,023,101		8,652,073	1,131	15,026,536
Accumulated depreciation / impairment	(656,550)	(2,030,507)		(364,707)	(292)	(3,052,056)
December 31, 2021	$693,681	$2,992,594		$8,287,366	$839	$11,974,480

Non-current assets pledged as security (b)	$693,681	$2,992,594		$8,287,366	$-	$11,973,641

		Oyu Tolgoi
Year Ended December 31, 2020	Mineral property interests	Plant and equipment	(c)	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2020	$723,516	$3,126,331		$5,931,750	$1,050	$9,782,647
Additions (a)	5,965	-		982,582	-	988,547
Interest capitalized (Note 7)	-	-		337,727	-	337,727
Changes to decommissioning obligations (Note 17)	26,529	-		-	-	26,529
Depreciation for the period	(60,458)	(145,979)		-	(114)	(206,551)
Disposals and write offs	-	(858)		(529)	-	(1,387)
Transfers and other movements	-	32,028		(32,028)	-	-
December 31, 2020	$695,552	$3,011,522		$7,219,502	$936	$10,927,512

Cost	1,303,134	4,868,370		7,584,209	1,131	13,756,844
Accumulated depreciation / impairment	(607,582)	(1,856,848)		(364,707)	(195)	(2,829,332)
December 31, 2020	$695,552	$3,011,522		$7,219,502	$936	$10,927,512

Non-current assets pledged as security (b)	$695,552	$3,011,522		$7,219,502	$-	$10,926,576

December 31, 2021	Page | 98

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment (continued)

(a)

Pre-production sales proceeds of $69.7 million (2020 - $26.1 million) and associated costs of $14.9 million (2020 – $5.4 million) have been recorded as a net reduction to additions to Capital works in progress during the year ended December 31, 2021.

(b)

In addition to property, plant and equipment, at December 31, 2021 current and non-current inventory of $290.0 million (December 31, 2020 - $197.9 million) and $60.7 million (December 31, 2020 - $37.6 million) respectively, and cash at bank and on hand of $72.9 million (December 31, 2020 - $47.7 million) are pledged as security for the project finance facility.

(c)	Plant and equipment comprise owned and leased assets:

	December 31,	December 31,
	2021	2020

Plant and equipment owned	$11,961,967	$10,923,294
Right of use assets	12,513	4,218
	$11,974,480	$10,927,512

The Company leases certain assets including warehouse and office facilities as well as transportation equipment, substantially all at Oyu Tolgoi. Information about leases for which the Company is a lessee is presented below:

	Year Ended December 31,
Plant and equipment:	2021	2020

Opening Carrying Amount	$4,218	$8,710
Additions	13,945	-
Depreciation for the period	(5,650)	(4,492)
	$12,513	$4,218

(d)	Impairment charges

As disclosed in the press release on December 13, 2021, Turquoise Hill and Rio Tinto made a joint offer to the Government of Mongolia to conclude negotiations over the non-technical criteria for approval to initiate the caving process, known as the undercut, at Oyu Tolgoi. Further to this offer, the Mongolian Parliament passed Parliamentary Resolution 103, on December 30, 2021, to authorize the Government of Mongolia to take certain measures in connection with the negotiations that meant that they would now continue into 2022. Resolution 103 also placed additional funding constraints on the shareholders of Oyu Tolgoi LLC until first sustainable production. The potential for further delays and the resulting uncertainty as to whether the underground project could be completed within ranges previously tested for impairment in 2019 led to the identification of an indicator of impairment and a recoverable amount assessment being undertaken at December 31, 2021.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment (continued)

(d)	Impairment charges (continued)

The recoverable amount was determined by a fair value less cost of disposal (FVLCD) model using post-tax cash flows expressed in real terms, estimated based on detailed life-of-mine plans and discounted using a post-tax real discount rate of 8.0%. The long-term forecast copper price of $3.43 per pound and a long-term forecast gold price of $1,601 per ounce were used, estimated using analyst consensus forecasts. The cash flows reflected in the FVLCD model incorporated a portion of material classified as mineral resources, which contributed approximately 19% of the total recoverable amount. Other significant assumptions within the assessment of recoverable amount include operating costs, development capital, scheduling and mine design.

The Company’s assessment of recoverable amount at December 31, 2021 did not result in any additional impairment or impairment reversal being recorded at December 31, 2021.

The recoverable amount was estimated taking into account technical risks associated with the mine plan through to ramp-up of underground production over the period from 2025 to 2031. The recoverable amount estimated also reflects the inherent uncertainty of assumptions during the construction phase of a project, taking into account factors including the duration, severity and scope of impacts from COVID-19 and the potential duration and outcome of negotiations with the Government of Mongolia.

Together with operating costs, development capital, and scheduling and mine design, other significant assumptions in the determination of recoverable amount include the discount rate, long-term commodity prices and the inclusion of mineral resources (in addition to mineral reserves). Reasonably possible movements in the assumptions disclosed in Note 2 - impairment could have changed the calculated recoverable amount. An increase in the post-tax real discount rate by 1.0% to 9.0%, with all other inputs remaining constant, would reduce the recoverable amount by $1.6 billion. A 5% decrease to the long-term copper and gold prices, with all other inputs remaining constant, would reduce the recoverable amount by
$1.1 billion. A 5% increase to the long-term copper and gold prices, with all other inputs remaining constant, would increase the recoverable amount by $1.1 billion.

14.	Trade and other payables

	December 31,	December 31,
	2021	2020
Trade payables and accrued liabilities	$320,791	$315,570
Interest payable on long-term borrowings	7,280	7,266
Payable to related parties (Note 22)	54,153	65,552
Other	2,264	1,671
	$384,488	$390,059

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities

	December 31,	December 31,
	2021	2020
Current liabilities:
Project finance facility (a)	$387,561	$27,567
Lease liabilities (b)	9,860	721
	$397,421	$28,288

Non-current liabilities:
Project finance facility (a)	$3,769,783	$4,157,344
Lease liabilities (b)	15,575	16,147
	$3,785,358	$4,173,491

(a) Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions (refer to Note 26 – Subsequent events), under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions. Subsequent to December 31, 2021, Oyu Tolgoi notified its lenders of a potential event of default. Refer to Note 26.

At December 31, 2021, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	December 31, 2021		Original	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term (ii)	Pre-completion	Post-completion

International Financial Institutions - A Loan	$775,836	$820,958	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	865,801	921,116	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	277,511	311,637	13 years	2.3%	2.3%

MIGA Insured Loan (iii)	673,248	711,980	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,564,948	1,672,455	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate
	$4,157,344	$4,438,146

December 31, 2021	Page | 101

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At December 31, 2021, these borrowings are stated net of $124.8 million unamortized transaction costs.

At December 31, 2021, the fair value of the Company’s borrowings has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the pre-completion period, of movements in the fair value of amounts drawn under the project finance facility. Post completion, the fair value has been estimated using a separate discount rate that incorporates the annual interest rate on each tranche of the facility with reference to the consideration of factors that could indicate a change in the credit assessment of Oyu Tolgoi LLC as a counterparty to project finance. These considerations include in-country risk relating to the Oyu Tolgoi project and the assumed date of transition from pre-completion to post-completion.    The transition from pre-completion to post-completion is determined by a set of tests for both completion of physical infrastructure and the ability to extract and process ore of defined grades over a defined period. This is considered a level 3 fair value measurement. Refer to Note 22 (v) for a description of Rio Tinto guarantee arrangements with respect to project finance borrowings.

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility. The maturity analysis of principal repayments is as follows:

	December 31, 2021	December 31, 2020
Maturity analysis - Project Finance facility (1)
Less than one year	$403,483	$43,489
One to five years	2,610,445	2,418,861
More than five years	1,268,212	1,863,279
	$4,282,140	$4,325,629

(1)

The rows are represented in dates as follows: As at December 31, 2021: 12 months to December 31, 2022; 48 months between January 1, 2023 and December 31, 2026; Beyond January 1, 2027. As at December 31, 2020: 12 months to December 31, 2021; 48 months between January 1, 2022 and December 31, 2025; Beyond January 1, 2026.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

December 31, 2021	Page | 102

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(b)	Lease liabilities

	December 31, 2021	December 31, 2020
Maturity analysis - contractual undiscounted cash flows (1)
Less than one year	$10,727	$1,121
One to five years	20,752	19,631
More than five years	306	205
Total undiscounted lease liabilities	$31,785	$20,957
Lease liabilities included in the Consolidated balance sheet	$25,435	$16,868
Current	$9,860	$721
Non-Current	$15,575	$16,147

(1)

The rows are represented in dates as follows: As at December 31, 2021: 12 months to December 31, 2022; 48 months between January 1, 2023 and December 31, 2026; Beyond January 1, 2027. As at December 31, 2020: 12 months to December 31, 2021; 48 months between January 1, 2022 and December 31, 2025; Beyond January 1, 2026.

Lease liabilities are discounted at the weighted average incremental borrowing rate of 7.6% (2020: 7.8%).

16.	Income taxes

(a)	Tax expense (benefit)

	Year Ended December 31,
	2021	2020
Current (i)	$232	$7,694

Deferred
Temporary differences including tax losses (ii)	277,843	(346,627)
Withholding taxes (iii)	33,717	32,537
	$311,560	$(314,090)

Net income statement expense (benefit) for income taxes	$311,792	$(306,396)

(i)	Current taxes

In 2021, a cash payment of $0.2 million (2020 - $28.3 million) was made in respect of current taxes payable. Deferred tax liabilities for withholding taxes are reclassified to current tax prior to settlement.

(ii)	Deferred tax assets

2021 – Mongolia

Deferred tax assets of $561.9 million were recognized at December 31, 2021 in Mongolia, comprised of $150.7 million relating to tax losses that expire if not recovered against taxable income within eight years and $411.2 million relating to accrued but unpaid interest expense and other temporary differences. Tax losses have been calculated in accordance with the provisions of the Oyu Tolgoi Investment Agreement and Mongolian laws.

December 31, 2021	Page | 103

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(a)	Tax expense (benefit) (continued)

(ii)	Deferred tax assets (continued)

2021 – Mongolia (continued)

The Company recognized deferred tax assets at December 31, 2021 to the extent recovery is considered probable. In assessing the probability of recovery, future taxable income, derived from cash flows from detailed life-of-mine and production plans, was evaluated with reference to commodity price sensitivities, operating cost assumptions and carry-forward limits. Updated mine plan assumptions reflected the expected delays in sustainable production to the first half of 2023 and to shaft 3 and 4 development that were announced on October 14, 2021.

During the year ended December 31, 2021, the Company decreased its recognized Mongolian deferred tax assets by $279.4 million. The movement in the Mongolian deferred tax asset represented a decrease of $308.3 million in the recognized deferred tax asset for prior year losses and other temporary differences, mainly related to property, plant and equipment. This was partially offset by accrued but unpaid interest expense incurred by Oyu Tolgoi in the year, which increased the recognized deferred tax asset by $28.9 million.

The adjustment to the previously recognized deferred tax asset for prior year losses and other temporary differences was due in part to the utilization of prior year losses carried forward against taxable income in the year combined with the changes made to mine plan operating assumptions, which led to an increase in the amount of loss carry forwards and temporary differences estimated to expire unutilized.

2020 – Mongolia

Deferred tax assets of $841.3 million were recognized at December 31, 2020 in Mongolia, comprised of $389.3 million relating to tax losses that expire if not recovered against taxable income within eight years and $452.0 million relating to accrued but unpaid interest expense and other temporary differences. During the year ended December 31, 2020, the Company increased its recognized Mongolian deferred tax assets by $347.3 million. The movement in the Mongolian deferred tax asset represented an increase of $270.7 million in the recognized deferred tax asset for prior year losses and other temporary differences and an increase of $76.6 million related to current year activity. The adjustment to the Mongolian deferred tax was primarily due to an overall strengthening in taxable income forecasts during 2020 driven by improved commodity price projections and updated operating assumptions in mine planning and scheduling. The improvement in taxable income forecasts led to an increase in the amount of loss carry forwards and temporary differences estimated to be utilized prior to expiration.

2021 – Canada

Deferred tax assets of $41.0 million were recognized at December 31, 2021 in Canada comprised of $39.5 million relating to non-capital Canadian tax losses carried forward and $1.5 million relating to other temporary differences. The recognized deferred tax asset increased during 2021 due to the additional non-capital tax losses incurred in the year, only part of which is estimated to be utilized prior to expiration. Non-capital losses expire if not used to offset taxable income within twenty years.

December 31, 2021	Page | 104

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(a)	Tax expense (benefit) (continued)

(ii)	Deferred tax assets (continued)

2020 – Canada

Deferred tax assets at December 31, 2020 were $39.4 million, of which $38.4 million were recognized in relation to non-capital Canadian tax losses carried forward and $1.0 million relating to other temporary differences.

(iii)	Withholding taxes

Withholding tax is accrued on interest owing on shareholder loans and recognized within deferred tax liabilities as interest accrues. Mongolian withholding tax will be due upon receipt of loan interest.

(b) Reconciliation of income taxes calculated at the statutory rates to the actual tax provision

	Year Ended December 31,
	2021	2020
Income (loss) from operations before taxes	$992,912	$188,246
Tax at Canadian combined federal and provincial income tax rate (2021: 26.5%; 2020: 26.5%)	263,122	49,885
Tax effect of:
Change in amount of deferred tax recognized	151,117	(276,945)
Difference in tax rates and treatment in foreign jurisdictions	(140,903)	(116,208)
Withholding taxes	33,717	32,537
Non deductible losses and expense	4,739	4,335
	$311,792	$(306,396)

(c)	Recognized and unrecognized deferred tax assets and liabilities

Recognized and unrecognized deferred tax assets and liabilities are shown in the table below:

	Recognized		Unrecognized
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
Deferred tax assets
Non-capital losses (i)	$190,203	$427,695	$152,853	$281,643
Capital losses	-	-	117,517	117,945
Other temporary differences including accrued interest	412,659	453,010	319,227	63,471
	$602,862	$880,705	$589,597	$463,059

Deferred tax liabilities (ii)
Withholding tax	(145,434)	(111,717)	-	-
	$(145,434)	$(111,717)	$-	$-

(i)	Unrecognized deferred tax assets relating to non-capital losses for which recovery is not considered probable as at December 31, 2021 expire between 2024 and 2041 (2020 - between 2024 and 2025).

December 31, 2021	Page | 105

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(c)	Recognized and unrecognized deferred tax assets and liabilities

(ii)	At December 31, 2021, the Company has not recognized a deferred tax liability on unremitted earnings in subsidiaries of $1,188 million (2020 - $606 million).

In addition to the above, the Company has $812.1 million of investment tax credits at December 31, 2021 (2020 – $812.1 million). No deferred tax asset has been recognized in respect of these credits, in accordance with the initial recognition exception in IAS 12 Income taxes for transactions that are not a part of a business combination and do not affect accounting or taxable profit.

17.	Decommissioning obligations

	Year Ended December 31,

	2021	2020

Opening carrying amount	$133,964	$104,238

Changes in estimates	13,888	26,529

Accretion of present value discount	5,810	3,197

	$153,662	$133,964

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of estimated future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $349.7 million (2020 - $227.8 million), before discounting, have been discounted from anticipated closure dates that range from 2070 to 2101 (2020 – anticipated closure date 2055) to their present value at a real rate of 1.5% (December 31, 2020 – 1.5%).

18.	Share capital

The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares.

On October 23, 2020, the Company implemented a consolidation (or reverse stock split) of the Company’s issued and outstanding common shares at a ratio of one post-consolidation share for every ten pre-consolidation shares (“Share Consolidation”). The Share Consolidation reduced the number of issued and outstanding common shares of the Company from 2,012,314,469 shares to 201,231,446 shares. The reduction in the number of issued and outstanding common shares has been retrospectively applied to all figures presented herein.

As at December 31, 2021, there were 201,231,446 Common Shares and no Preferred Shares issued and outstanding (2020: 201,231,446 Common Shares and no Preferred Shares issued and outstanding).

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

19.	Non-controlling interests

	Non-controlling Interest: Oyu Tolgoi (a) Year Ended December 31,
	2021	2020
Balance, January 1	$(1,148,820)	$(1,237,174)
Non-controlling interest’s share of income	156,230	88,354
Common share investments funded on behalf of non-controlling interest (a)	20,400	137,700
Funded amounts repayable to the Company (a)	(20,400)	(137,700)
Balance, December 31	$(992,590)	$(1,148,820)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes. In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and were repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also had the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes have been recorded as a reduction to the net carrying value of non-controlling interest. As at December 31, 2021, the cumulative amount of such funding was $1,398.9 million (December 31, 2020 - $1,378.4 million). Accrued interest of $953.4 million (December 31, 2020 - $804.4 million) relating to this funding has not been recognized in these consolidated financial statements, as payment was expected to be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which could not be reliably determined.

On January 24, 2022 the Company announced the start of underground mining operations at Oyu Tolgoi and agreements that reset the relationship with the Government of Mongolia. These agreements included a waiver of the common share investments funded on behalf of Erdenes, together with the accrued interest relating to this funding – see Note 26.

December 31, 2021	Page | 107

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

20.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Year Ended December 31,
	2021	2020

Income (loss) for the year	$681,120	$494,642

Adjustments for:
Depreciation and amortization	165,366	181,260
Finance items:
Interest income	(2,998)	(17,349)
Interest and accretion expense	8,036	5,510
Unrealized foreign exchange (gain) loss	2,228	(4,297)
Inventory write down reversals	(3,465)	(2,703)
Write off of property, plant and equipment	87	282
Realized and unrealized losses on commodity put options	29,797	-
Income and other taxes	311,792	(306,396)
Other items	258	2,403

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(109,212)	(26,534)
Trade, other receivables and prepaid expenses	52,148	(43,456)
(Decrease) increase in:
Trade and other payables	29,554	12,414
Deferred revenue	46,079	75,393
Cash generated from operating activities before interest and tax	$1,210,790	$371,169

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31
	2021	2020
Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$(40,022)	$(79,879)
Additions to property, plant and equipment - leased assets	13,945	-

December 31, 2021	Page | 108

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to owners of Turquoise Hill by the weighted average number of common shares outstanding during the period. Pursuant to the Share Consolidation (refer to Note 18), the reduction in the number of issued and outstanding common shares was retrospectively incorporated into the determination of the basic weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.

As of December 31, 2021 and 2020, the Company had not issued any equity instruments that are potentially dilutive to earnings per share.

22.	Related parties

As at December 31, 2021, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2020: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill and its subsidiaries.

	Year Ended December 31,
Statements of Income	2021	2020

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$1,151	$2,803

Management services payment (i)	(29,706)	(28,305)

Cost recoveries - Rio Tinto (ii)	(66,362)	(38,213)

Finance income:

Cash and cash equivalents (iii)	-	2,329

Receivable from Rio Tinto (iv)	-	2,123

Finance costs:

Completion support fee (v)	(109,315)	(110,054)
	$(204,232)	$(169,317)

	Year Ended December 31,
Statements of Cash Flows	2021	2020

Cash generated from operating activities

Interest received (iii, iv)	$-	$9,848

Interest paid (v)	(107,896)	(107,948)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	-	511,284

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(37,302)	(75,470)

December 31, 2021	Page | 109

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Related parties (continued)

Balance Sheets	December 31, 2021	December 31, 2020

Trade and other receivables (Note 10)	$39	$852

Prepaid expenses and other assets (Note 11)	81,725	83,144

Trade and other payables (Note 14)

Management services payment - Rio Tinto (i)	(14,584)	(13,137)

Cost recoveries - Rio Tinto (ii)	(39,569)	(52,415)
	$27,611	$18,444

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto has been calculated as 1.5% applied to underground development and sustaining capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. Funds deposited with Rio Tinto earn interest at rates equivalent to those offered by financial institutions or short-term corporate debt. At December 31, 2021 and December 31, 2020, there were no funds deposited with wholly owned subsidiaries of Rio Tinto.

(iv)

As part of project finance (Note 15), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At December 31, 2021 and December 31, 2020, there were no amounts due from 9539549 Canada Inc. Amounts due had been earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflected: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Related parties (continued)

(v)

As part of the project finance agreements (Note 15), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

23.	Commitments and contingencies

(a)	Capital commitments

At December 31, 2021, the Company had capital expenditure commitments at the balance sheet date of $26.0 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

At December 31, 2021, the Company had power purchase commitments of $62.8 million. These commitments represent minimum non-cancellable obligations (refer to Note 26 – Subsequent events).

(b)	Mongolian Tax Assessments

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the “MTA” as a result of a general tax audit for the period covering 2013 through 2015 (“2013 to 2015 Tax Assessment”). In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines, and penalties for accepted items.

The Company was of the opinion that Oyu Tolgoi had paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholder Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian Law (“UDP”). Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the 2013 to 2015 Tax Assessment.

On February 20, 2020, the Company announced that Oyu Tolgoi had proceeded with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions within Chapter 14 of the Investment Agreement, entered into with the Government of Mongolia in 2009 and Chapter 8 of the UDP, entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (“UNCITRAL”) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

On December 23, 2020, the Company announced that Oyu Tolgoi had received a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi between 2016 and 2018 (“2016 to 2018 Tax Assessment”). The MTA also proposed a $1.4 billion adjustment to the balance of Oyu Tolgoi’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, the Company announced that Oyu Tolgoi had evaluated the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi had given notice of its intention to apply to the Tribunal in the Arbitration for leave to amend its Statement of Claim to include certain matters raised in the 2016 to 2018 Tax Assessment. Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. Oyu Tolgoi’s application to include these matters in the Arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the Statement of Claim, there were certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments which were being addressed in local Mongolian tax courts. The Company has expensed certain amounts related to these matters and has also adjusted its loss carry forwards.

In February 2021, Oyu Tolgoi received notices of payment totalling $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on the relevant dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment. In March 2021, Oyu Tolgoi received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on the relevant dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the dates of the notices of payment. Under the same legislation, Oyu Tolgoi LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities. These payments were recorded within non-current Prepaid expenses and other assets in the consolidated balance sheet, and within Income and other taxes paid in the consolidated statement of cash flows for the twelve months ended December 31, 2021.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (“GOM Defence and Counterclaim”) in relation to the international tax arbitration proceeding brought by Oyu Tolgoi against the Government of Mongolia on February 20, 2020, as amended. Turquoise Hill was not a party to that arbitration, but the GOM Defence and Counterclaim requested that the arbitral tribunal add both Turquoise Hill and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of Oyu Tolgoi’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia makes assertions surrounding previously reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event Oyu Tolgoi’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the 2009 Investment Agreement is void.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

Turquoise Hill denied the allegations relating to the Company in the GOM Defence and Counterclaim and filed submissions to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. As announced by the Company on January 17, 2022, the arbitral tribunal issued a ruling deciding that Turquoise Hill not be added as a party to the arbitration.

On December 30, 2021, the Parliament of Mongolia passed a resolution (“Resolution 103”) authorizing certain measures to be completed by the Government of Mongolia in order for Resolution 92 to be considered formally implemented. As announced by the Company on January 24, 2022, the Company remains committed to continue the work with the Government of Mongolia and Rio Tinto to finalize the remaining outstanding matters of Resolution 103, including resolution of the outstanding tax arbitration. On February 11, 2022, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months or until 21 days from when the tribunal receives notice from Oyu Tolgoi LLC or the Government of Mongolia to terminate the suspension (refer to Note 26 – Subsequent events).

Management remains of the opinion that the tax positions adopted by Oyu Tolgoi in its tax filings were correct and that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the UDP and Mongolian law. In the opinion of the Company, at December 31, 2021, a provision is not required for the amounts disputed by the Company under arbitration proceedings relating to the years 2013 through 2015. In addition, a provision is not required for the amounts disputed under the arbitration proceedings relating to the years 2016 through 2018, any reduction in available carried forward losses or any additional amounts related to 2019 through December 31, 2021. The final amount of taxes to be paid depends on a number of factors, including the outcome of discussions with the Government of Mongolia and the outcome of the international arbitration proceedings. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

(c)	Power Source Framework Agreement

Oyu Tolgoi is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi’s proposal to develop TTPP and announced its intention to fund and construct a State-owned Power Plant (SOPP) at Tavan Tolgoi.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(c)	Power Source Framework Agreement (continued)

On June 26, 2020, Oyu Tolgoi and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), comprising an Oyu Tolgoi-led coal fired power plant, supply from the Mongolian national grid and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

In relation to the PSFA Amendment that was executed in June 2020, the first three PSFA Amendment milestones (execution of the extension of the IMPIC supply arrangements, execution of the SOPP PPA and start of SOPP construction) were not met by the original dates of March 1, 2021, March 31, 2021 and July 1, 2021 respectively.

Oyu Tolgoi continued to engage with the Ministry of Energy at a sub-working group level to discuss the long-term power solution for Oyu Tolgoi. On January 26, 2022, OT LLC entered into an Electricity Supply Agreement (ESA) with, amongst others, the Southern Region Electricity Distribution Network (SOJSC) to provide Oyu Tolgoi with power from the Mongolian grid once certain technical conditions are satisfied. (refer to Note 26 – Subsequent events)

While the Mongolian grid prepares to connect the Oyu Tolgoi mine, OT LLC expects to continue to import its power from Inner Mongolia, China.

As at December 31, 2021, the Company had no capital commitments related to the PSFA Amendment.

(d)	Class Action Complaints

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. Defendants moved to dismiss the operative amended complaint on October 19, 2021, under Rule 12(b)(6) of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act of 1995, for failure to state a claim. As of December 17, 2021, the motion was fully briefed and pending before the Court. The Company believes that the complaint against it is without merit.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(d)	Class Action Complaints (continued)

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021 which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). On January 7, 2022 the plaintiff re-amended its claim to include allegations relating to developments arising since the previous amended complaint was filed. The Company and the other defendants expect to produce their evidence to contest certification of the class action in 2022. No hearing has been scheduled yet. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

24.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of cash, other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

		Fair Value at December 31, 2021
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$193,243	$193,243	$-	$-
Marketable securities (a)	9,323	9,323	-	-
Trade receivables (b)	13,645	-	13,645	-
Commodity put options (c)	109	-	109	-

	$216,320	$202,566	$13,754	$-

		Fair Value at December 31, 2020
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$667,542	$667,542	$-	$-
Marketable securities (a)	6,379	6,379	-	-
Trade receivables (b)	50,459	-	50,459	-

	$724,380	$673,921	$50,459	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.

(c)

In 2021 the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. During the year ended December 31, 2021 the Company recognized a realized loss of $23.9 million and an unrealized loss of $5.9 million within Other income (expenses) in the consolidated statement of income, and a financial asset of $0.1 million within current Other financial assets in the consolidated balance sheet as at December 31, 2021. Commodity put options are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted prices.

Financial risk management

Certain of the Company’s activities expose it to a number of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, credit risk and commodity price risk. During the year ended December 31, 2021, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. In the event of a significant downturn in the price of copper or gold, the expected revenues to be received by the Company for either commodity would have a floor on the portion of associated production and help provide additional certainty with respect to the Company’s expectation of having sufficient liquidity to meet its requirements, including its operations and underground development.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

Financial risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments. Interest payments on variable interest rate loans reflect interest rates at the reporting date and these amounts may change as market interest rates change. Refer to additional disclosures around liquidity risk in Note 1.

		Between 1

At December 31, 2021	Less than 1 year	and 5 years	After 5 years	Total	Carrying amount

Non-derivative Financial Liabilities
Trade and other payables	$384,488	$-	$-	$384,488	$384,488
Expected lease liability	10,727	20,752	306	31,785	25,435
Borrowings	564,742	3,059,498	1,373,049	4,997,289	4,157,344
Total	$959,957	$3,080,250	$1,373,355	$5,413,562	$4,567,267

		Between 1

At December 31, 2020	Less than 1 year	and 5 years	After 5 years	Total	Carrying amount

Non-derivative Financial Liabilities
Trade and other payables	$390,059	$-	$-	$390,059	$390,059
Expected lease liability	1,121	19,631	205	20,957	16,868
Borrowings	204,035	2,935,929	2,048,916	5,188,880	4,184,911
Total	$595,215	$2,955,560	$2,049,121	$5,599,896	$4,591,838

Foreign exchange risk

The Company operates on an international basis and therefore foreign exchange risk exposures arise from transactions not denominated in U.S. dollars, its functional currency. The Company is only exposed to foreign exchange risk on its trade payables and accrued liabilities not denominated in U.S. dollars. As at December 31, 2021, the effect on income for the year of a 10% strengthening in the Mongolian Tugrik against the U.S. dollar, with all other variables held constant, would be a charge of $20.4 million (2020 - $19.2 million).

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at December 31, 2021, The Company is exposed to interest rate risk on its third-party project finance borrowings, the majority of which are at variable rates. As at December 31, 2021, the effect on income for the year of a 100 basis point increase in LIBOR interest rates, with all other variables held constant, would be a charge of $41.5 million (2020 – $40.7 million). Cash and cash equivalents have limited interest rate risk due to their short-term nature and receive interest based upon market interest rates or rates equivalent to those offered by financial institutions. As at December 31, 2021, the effect on income would not be significant.

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TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

Financial risk management (continued)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with (and / or receivables from) banks and other financial institutions, other short term liquid investments and other financial instruments.

The Company manages its customer credit risk subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria. The Company deposits its cash and cash equivalents with high credit quality counterparties as referenced by ratings agencies. The Company’s maximum balance sheet exposure to credit risk at December 31, 2021 is the carrying value of its cash and cash equivalents, and its trade and other receivables (refer to Note 1).

Expected credit losses on trade and other receivables do not have a material impact on the Company’s consolidated financial statements at December 31, 2021.

Commodity price risk

The Company is exposed to commodity price risk from fluctuations in market prices of the commodities that the Company produces. Copper concentrate is “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract. At each reporting date, the receivable is re-measured at its fair value based on the forward selling price for the quotation period stipulated in the contract. As at December 31, 2021, the Company had 21.8 thousand tonnes (2020 - 29.4 thousand tonnes) of copper in concentrate sales that were provisionally priced. The Company does not have a material exposure to commodity price risk on its provisionally priced copper in concentrate sales at December 31, 2021.

Capital risk management

The Company’s objectives when managing capital risk are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders and to support any growth plans.

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating needs. The Company seeks to ensure that there is sufficient borrowing capacity and cash to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Refer to additional disclosures around capital risk management in Note 1.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25.	Key management compensation

The compensation for key management, which comprises Turquoise Hill’s directors, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Legal Officer in respect of employee services is as follows:

	Year Ended December 31,
	2021	2020

Salaries, director fees and other short term benefits	$6,776	$3,186

Post-employment benefits	193	293

Share based payment	1,412	1,628
	$8,381	$5,107

26.	Subsequent events

On January 24, 2022 the Company announced the start of underground mine operations at Oyu Tolgoi, a renewed partnership with the Government of Mongolia and agreement with Rio Tinto on the Amended HOA, the latter providing a comprehensive funding arrangement to address the Company’s estimated funding requirements.

In conjunction with this announcement, the board of directors of Oyu Tolgoi LLC (“Oyu Tolgoi”) unanimously approved:

●	commencement of the undercut, namely commencement of blasting that will start the Oyu Tolgoi underground mine production;
●	the start of formal discussions with Senior Project Finance lenders in relation to the Amended HOA; and
●	signing of an Electricity Supply Agreement to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia.

(a)	Commencement of undercutting

Following the announcements on January 24, 2022, Oyu Tolgoi started operations at the Oyu Tolgoi underground mine on January 25, 2022 with the commencement of blasting to begin caving operations and the start of Oyu Tolgoi underground mine production. With the successful completion of this milestone, the Company continues to expect that the underground mine will achieve sustainable production for Panel 0 in the first half of 2023.

Oyu Tolgoi has notified the senior project finance lenders that the commencement of undercutting the underground mine may constitute an event of default under the Common Terms Agreement as a material amendment to the Mine Plan that existed at the time project finance was secured and could indirectly result in Oyu Tolgoi’s inability to meet the original project completion longstop date specified in the project finance agreements. This potential event of default does not impact the existing repayment schedule for project finance debt but would allow the project finance lenders to restrict further drawdown of any funds that are still available – see Note 15 (a). Oyu Tolgoi has sent a waiver request in relation to this potential event of default to Sumitomo Mitsui Banking Corporation in their capacity as Intercreditor Agent.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

26.	Subsequent events (continued)

(b)	Agreement with Rio Tinto on an Amended and Restated Heads of Agreement

Turquoise Hill and Rio Tinto entered into an Amended HOA on January 24, 2022, replacing the prior Heads of Agreement dated April 9, 2021. This Amended HOA is binding and delineates a comprehensive funding arrangement to address the Company’s estimated incremental funding requirements.

Key elements of the Amended HOA include:

●	pursuing the rescheduling of principal repayments of existing debt (“Re-profiling”) to potentially reduce the base case funding requirement by up to $1.7 billion;
●	seeking to raise up to $500 million of senior supplemental debt (“SSD”);
●	Rio Tinto committing to provide a co-lending facility, incremental to the Re-profiling and the SSD, of up to $750 million to be made available once sustainable production has been achieved;
●

Rio Tinto committing to provide a short-term secured advance directly to the Company by way of one or more secured advances up to a maximum of $300 million, which would be available during the debt funding restriction period identified in Resolution 103 and would be indirectly repaid out of the proceeds of the $750 million co-lending facility; and

●	the Company agreeing to conduct an equity offering in a form of its choosing of at least $650 million (including a Rio Tinto pro rata participation) by no later than August 31, 2022.
●

In the event that additional funding was required, the Amended HOA provides that, if necessary, Turquoise Hill could be required to raise up to a total of $1.5 billion (less the amount raised in the initial equity offering) via equity in a form of its choosing.

(c)	Electricity Supply Agreement

On January 26, 2022, Oyu Tolgoi entered into an Electricity Supply Agreement (ESA) with, amongst others, Southern Region Electricity Distribution Network (SOJSC) to provide Oyu Tolgoi with power from the Mongolian grid. Power will be delivered pursuant to the ESA once certain technical conditions are satisfied.

The ESA has a term of 20 years from the date on which supply commences and provides a pathway to meeting Oyu Tolgoi’s long-term power requirements from domestic power sources.

While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, Oyu Tolgoi will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between the National Power Transmission Grid (NPTG) and the Inner Mongolia Power International Cooperation Company (IMPIC) for a three-year fixed term extension to 2026, potentially followed by an extension to up to 2030, if required (the current agreement expires in July 2023). The outstanding commercial terms are in the process of being finalized.

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Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

26.	Subsequent events (continued)

(d)	Key terms agreed with the Government of Mongolia

As part of the agreements with the Government of Mongolia, Turquoise Hill waived in full the US$2,363 million non-recourse loan to Erdenes. The loan comprised the amount of equity invested (US$1,399 million) in Oyu Tolgoi by the Company on behalf of Erdenes to date, plus US$964 million of accrued interest as at January 25, 2022, the date that the waiver was formally granted to and acknowledged by Erdenes.

Turquoise Hill’s funding of common share investments in Oyu Tolgoi on behalf of Erdenes took the form of non-recourse loans with interest; Erdenes’ obligation to repay would only have been triggered upon declaration of dividends from Oyu Tolgoi or upon certain events (such as a sale of the shares by Erdenes) at Erdenes’ sole discretion.

Further, the parties have also agreed to improve cooperation with EOT in monitoring the OT underground development and enhancing ESG matters.

(e)	Suspension of tax arbitration

As announced by the Company on January 17, 2022, the arbitral tribunal issued a ruling deciding that Turquoise Hill would not be added as a party to the arbitration. On February 11, 2022, the arbitral tribunal issued a Partial Award confirming its earlier ruling that Turquoise Hill not be added as a party to the tax arbitration. On the same day, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months or until 21 days from when the tribunal receives notice from Oyu Tolgoi LLC or the Government of Mongolia to terminate the suspension.

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Made in Canada
© Turquoise Hill Resources Ltd., Montreal 2021 All rights reserved. No part of this publication may be reproduced or transmitted in any form or by any means, electronic or mechanical, including photocopying or any storage and retrieval system, without permission in writing from the publisher.

Oyu Tolgoi’s concentrator complex
2021 Annual Report
Turquoise Hill Resources Ltd.
Suite 3680, 1 Place Ville-Marie, Montréal, Québec, Canada H3B 3P2 TRQ: TSX & NYSE
Turquoise Hill is an international mining company focused on the operation and development of the Oyu Tolgoi copper-gold mine in southern Mongolia. Turquoisehill.com